FSP
FRANKLIN
STREET PROPERTIES

Unique, Dedicated and Uncompromising

ANNUAL REPORT 2006


Sound

FRANKLIN STREET PROPERTIES CORP.

401 Edgewater Place, Suite 200
Wakefield, Massachusetts 01880

Notice of Annual Meeting of Stockholders to be Held
on Friday, May 11, 2007

The Annual Meeting of Stockholders of Franklin Street Properties Corp. will be held at the Courtyard by Marriott, 700 Unicorn Park Drive, Woburn, Massachusetts on Friday, May 11, 2007 at 11:00 a.m., local time, to consider and act upon the following matters:

(1) To elect two Class I Directors each for a term of three years.

(2) To transact such other business as may properly come before the meeting or any adjournment thereof.

Stockholders of record at the close of business on March 16, 2007 will be entitled to notice of and to vote at the meeting or any adjournment thereof.

By Order of the Board of Directors,

/s/ Barbara J. Fournier

Barbara J. Fournier, Secretary

Wakefield, Massachusetts
March 23, 2007

Whether or not you expect to attend the Annual Meeting, please complete, date and sign the enclosed proxy and mail it promptly in the enclosed envelope in order to ensure representation of your shares. No postage need be affixed if the proxy is mailed in the United States.

You may also vote your proxy on line at **www.voteproxy.com** or from any touch-tone telephone at 1-800-PROXIES (1-800-776-9437). Please have your proxy card available when voting online or by telephone.

Table of Contents

FRANKLIN STREET PROPERTIES CORP.
401 Edgewater Place, Suite 200
Wakefield, Massachusetts 01880

PROXY STATEMENT

For the Annual Meeting of Stockholders on May 11, 2007

INTRODUCTION

General Information

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Franklin Street Properties Corp., which we refer to as the Company or FSP, for use at the Annual Meeting of Stockholders to be held on May 11, 2007, and at any adjournment of that meeting. All proxies will be voted in accordance with the stockholders' instructions, and, if no choice is specified, the proxies will be voted in favor of the matters set forth in the accompanying Notice of Meeting. Any proxy may be revoked by a stockholder at any time before its exercise by delivery of written revocation or a subsequently dated proxy to the Secretary of the Company or by voting in person at the Annual Meeting.

The notice of meeting, this proxy statement, the enclosed proxy card and our Annual Report on Form 10-K for the year ended December 31, 2006 are first being mailed or given to stockholders on or about April 2, 2007. We will furnish, upon written request of any stockholder and the payment of an appropriate processing fee, copies of any exhibits that are missing from our Annual Report on Form 10-K. Please address all such requests to Franklin Street Properties Corp., 401 Edgewater Place, Suite 200, Wakefield, Massachusetts 01880, Attn: Barbara J. Fournier, Secretary.

Quorum Requirement

At the close of business on March 16, 2007, the record date for the determination of stockholders entitled to notice of and to vote at the Annual Meeting, there were outstanding and entitled to vote an aggregate of 70,766,305 shares of common stock of the Company, which we refer to as Common Stock, constituting all of the outstanding voting stock of the Company. Holders of Common Stock are entitled to one vote per share.

The holders of a majority of the number of shares of Common Stock issued, outstanding and entitled to vote at the Annual Meeting will constitute a quorum for the transaction of business at the Annual Meeting. Shares of Common Stock represented in person or by proxy (including shares that abstain or otherwise do not vote with respect to one or more of the matters presented for stockholder approval) will be counted for purposes of determining whether a quorum is present at the Annual Meeting.

Votes Required

The affirmative vote of the holders of a plurality of all the votes cast by the holders of Common Stock is required for the election of directors.

Shares that abstain from voting as to a particular matter, and shares held in "street name" by a broker or nominee that indicates on a proxy that it does not have discretionary authority to vote as to a particular matter, will not be voted in favor of such matter, and also will not be counted as shares voting on such matter. Accordingly, abstentions and "broker non-votes" will have no effect on the voting on a matter that requires the affirmative vote of a certain percentage of the votes cast or the shares voting on that matter.

Beneficial Ownership of Voting Stock

The following table sets forth the beneficial ownership of our Common Stock as of March 16, 2007 by each director or nominee for director, by each of the executive officers named in the Summary Compensation Table set forth below, or the Named Executive Officers, and by all current directors and executive officers as a group. To our knowledge, no person or group, other than as set forth below, beneficially owns more than five percent of our Common Stock.

	Number of Shares Beneficially Owned (1)	Percentage of Outstanding Common Stock (2)
Barry Silverstein (3)	6,352,373.50	8.98%
Dennis J. McGillicuddy (4)	3,437,396	4.86%
George J. Carter (5)	831,531	1.18%
R. Scott MacPhee (6)	393,116	*
William W. Gribbell (7)	131,212	*
Barbara J. Fournier (8)	30,000	*
Janet P. Notopoulos (9)	14,985	*
John G. Demeritt	14,000	*
Georgia Murray	15,400	*
John N. Burke	1,544.31	*
All current directors and executive officers as a group (10 persons)	11,221,157.81	15.86%

---

* Less than 1%.

(1) We do not have any outstanding stock options or other securities convertible into our Common Stock. Each person has sole investment and voting power with respect to the shares indicated as beneficially owned, except as otherwise noted. The inclusion herein of shares as beneficially owned does not constitute an admission of beneficial ownership.

(2) Based upon 70,766,305 shares outstanding as of March 16, 2007.

(3) Consists of (i) 4,547,730 shares held by Silverstein Investments Limited Partnership III, or SILP III, (ii) 472,856 shares held by JMB Family Limited Partnership Irrevocable Trust of 2003, or JMB Trust 2003, (iii) 712,311 shares held by MSTB Family Limited Partnership 2003 Irrevocable Trust, or MSTB Trust 2003, (iv) 75,299 shares held by Silverstein Family Limited Partnership 2002, LTD Irrevocable Trust of 2003, or SFLP, (v) 509,437.50 shares held by Silverstein Investments Limited Partnership II, or SILP II, and (vi) 34,740 shares held by the Trudy Silverstein Irrevocable Trust of 2003 for the benefit of Mr. Silverstein's spouse. Mr. Silverstein disclaims beneficial ownership of the shares held by SILP II and the shares held for the benefit of his spouse. Mr. Silverstein is the General Partner of JMB Trust 2003, MSTB Trust 2003, and SFLP and has voting power over the shares held by these entities. Mr. Silverstein is a limited partner of SILP III and does not have voting power over the shares held by SILP III.

(4) Consists of (i) 2,395,484 shares held by McGillicuddy Investments Limited Partnership III, or MILP III, (ii) 12,991 shares held by the Graciela McGillicuddy Irrevocable Trust of 2003 for the benefit of Mr. McGillicuddy's spouse, (iii) 8,946 shares held by various trusts for Mr. McGillicuddy's grandchildren, of which Mr. McGillicuddy's spouse is a trustee, (iv) 1,100 shares held by Mr. McGillicuddy's spouse and (v) 1,018,875 shares held by SILP II, of which Mr. McGillicuddy is trustee. Mr. McGillicuddy disclaims beneficial ownership of those shares held for the benefit of his spouse, those held by trusts for his grandchildren and those held by SILP II. Mr. McGillicuddy and his wife own all of the limited partnership interest in MILP III. Mr. McGillicuddy has shared investment power and no voting power over the shares held by SILP II. Excludes 404,499 shares held by the McGillicuddy FLP Irrevocable Trust of 2003, of which Mr. McGillicuddy's son is trustee and has sole investment and voting power over the shares. Mr. McGillicuddy has pledged 600,000 of his shares of Common Stock as collateral.

(5) Consists of shares held by Mr. Carter and his spouse, Judith I. Carter, with whom Mr. Carter shares investment and voting power.

(6) Includes 145 shares held by Mr. MacPhee's spouse. Mr. MacPhee disclaims beneficial ownership of such shares. Mr. MacPhee has pledged 377,306 of his shares of Common Stock as collateral.

(7) Includes 1,596 shares held by Mr. Gribbell's spouse. Mr. Gribbell disclaims beneficial ownership of such shares. Mr. Gribbell has pledged 129,616 of his shares of Common Stock as collateral.

(8) Includes 860 shares held by Ms. Fournier's spouse. Ms. Fournier disclaims beneficial ownership of such shares.

(9) Includes 145 shares held by Ms. Notopoulos' spouse. Ms. Notopoulos disclaims beneficial ownership of such shares.

ELECTION OF DIRECTORS

Members of the Board of Directors

The Company's Board of Directors is divided into three classes, with members of each class holding office for staggered three-year terms. There are currently three Class II Directors, whose terms expire at the 2009 Annual Meeting of Stockholders, two Class III Directors, whose terms expire at the 2008 Annual Meeting of Stockholders, and two Class I Directors, whose terms expire at this Annual Meeting of Stockholders (in all cases subject to the election and qualification of their successors or to their earlier death, resignation or removal).

The persons named in the enclosed proxy will vote to elect each of Dennis J. McGillicuddy and Janet P. Notopoulos as Class I Directors, unless authority to vote for the election of the nominees is withheld by marking the proxy to that effect. Each of the nominees is currently a Class I Director of the Company. Each of Mr. McGillicuddy and Ms. Notopoulos has indicated his or her willingness to serve, if elected, but if either of them should be unable or unwilling to stand for election, the persons named in the enclosed proxy may vote for election of a substitute nominee designated by the Board of Directors. Proxies may not be voted for a greater number of persons than the number of nominees named herein.

Set forth below are the names and certain information with respect to each director of the Company, including the nominees for election as Class I Directors.

Nominees for Class I Directors (to be elected to hold office for a term expiring at the 2010 Annual Meeting):

Dennis J. McGillicuddy, age 65, has been a director of the Company since May 2002. Mr. McGillicuddy graduated from the University of Florida with a B.A. degree and from the University of Florida Law School with a J.D. degree. In 1968, Mr. McGillicuddy joined Barry Silverstein in founding Coaxial Communications, a cable television company. In 1998 and 1999, Coaxial sold its cable systems. Mr. McGillicuddy has served on the boards of various charitable organizations. He is currently president of the Board of Trustees of Florida Studio Theater, a professional non-profit theater organization, and he serves as a Co-Chair, together with his wife, of Embracing Our Differences, an annual month-long art exhibit that promotes the values of diversity and inclusion. Also, Mr. McGillicuddy is an officer and board member of The Florida Winefest and Auction Inc., a Sarasota-based charity, which provides funding for programs of local charities that deal with disadvantaged children and their families.

Janet Prier Notopoulos, age 59, is a Vice President and a director of the Company and President of FSP Property Management LLC and has as her primary responsibility the oversight of the management of the real estate assets of the Company and its affiliates. Prior to the conversion (the "Conversion") of Franklin Street Partners Limited Partnership (the "Partnership") into the Company, Ms. Notopoulos was a Vice President of the general partner (the "General Partner") of the Partnership. Prior to joining the Partnership in 1997, Ms. Notopoulos was a real estate and marketing consultant for various clients. From 1975 to 1983, she was Vice President of North Coast Properties, Inc., a Boston real estate investment company. Between 1969 and 1973, she was a real estate paralegal at Goodwin, Procter & Hoar. Ms. Notopoulos is a graduate of Wellesley College (B.A.) and the Harvard School of Business Administration (M.B.A).

Class II Directors (holding office for a term expiring at the 2009 Annual Meeting):

John N. Burke, age 45, has been a director of the Company and Chair of the audit committee since June 2004. Prior to staring his own accounting, tax and consulting firm in January 2003, he was an Assurance Partner in the Boston office of BDO Seidman, LLP, an international accounting and consulting firm. From 1987 to 2003, Mr. Burke served several private and publicly traded real estate clients at BDO Seidman, LLP and assisted companies with initial public offerings, private equity and debt financings and merger and acquisition transactions. Mr. Burke's consulting experience includes SEC reporting matters, compliance with Sarbanes-Oxley, tax and business planning and evaluation of internal controls and management information systems. Mr. Burke is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants. Mr. Burke holds an M.S. in Taxation and studied undergraduate accounting and finance at Bentley College.

Barbara J. Fournier, age 51, is the Vice President, Chief Operating Officer, Treasurer, Secretary and a director of the Company. In addition, Ms. Fournier has as her primary responsibility, together with Mr. Carter, the management of all operating business affairs of the Company and its affiliates. Prior to the Conversion, Ms. Fournier was the Vice President, Chief Operating Officer, Treasurer and Secretary of the General Partner. From 1993 through 1996, she was Director of Operations for the private placement division of Boston Financial Securities, Inc., or Boston Financial. Prior to joining Boston Financial, Ms. Fournier served as Director of Operations for Schuparra Securities Corp. and as the Sales Administrator for Weston Financial Group. From 1979 through 1986, Ms. Fournier worked at First Winthrop Corporation in administrative and management capacities, including Office Manager, Securities Operations and Partnership Administration. Ms. Fournier attended Northeastern University and the New York Institute of Finance. Ms. Fournier is a NASD General Securities Principal (Series 24). She also holds other NASD supervisory licenses including Series 4 and Series 53, and a NASD Series 7 general securities license.

Barry Silverstein, age 74, has been a director of the Company since May 2002. Mr. Silverstein took his law degree from Yale University in 1957 and subsequently held positions as attorney/officer/director of various privately-held manufacturing companies in Chicago, Illinois. In 1964, he moved to Florida to manage his own portfolio and to teach at the University of Florida Law School. In 1968, Mr. Silverstein became the principal founder and shareholder in Coaxial Communications, a cable television company. In 1998 and 1999, Coaxial sold its cable systems. Since January 2001, Mr. Silverstein has been a private investor.

Class III Directors (holding office for a term expiring at the 2008 Annual Meeting):

George J. Carter, age 58, is President, Chief Executive Officer and a director of the Company and is responsible for all aspects of the business of the Company and its affiliates, with special emphasis on the evaluation, acquisition and structuring of real estate investments. Prior to the Conversion, he was President of the General Partner and was responsible for all aspects of the business of the Partnership and its affiliates. From 1992 through 1996 he was President of

Boston Financial. Prior to joining Boston Financial, Mr. Carter was owner and developer of Gloucester Dry Dock, a commercial shipyard in Gloucester, Massachusetts. From 1979 to 1988, Mr. Carter served as Managing Director in charge of marketing of First Winthrop Corporation, a national real estate and investment banking firm headquartered in Boston, Massachusetts. Prior to that, he held a number of positions in the brokerage industry including those with Merrill Lynch & Co. and Loeb Rhodes & Co. Mr. Carter is a graduate of the University of Miami (B.S.). Mr. Carter is a NASD General Securities Principal (Series 24) and holds a NASD Series 7 general securities license.

Georgia Murray, age 56, has been a director of the Company since April 2005 and Chair of the compensation committee since October 2006. Ms. Murray is retired from Lend Lease Real Estate Investments, Inc., where she served as a Principal from November 1999 until May 2000. From 1987 through October 1999, Ms. Murray served as Senior Vice President and Director of The Boston Financial Group, Inc. Boston Financial was an affiliate of The Boston Financial Group, Inc. She is a member of the Urban Land Institute and a past president of the Multifamily Housing Institute. She previously served on the Board of Directors of the Capital Crossing Bank, Boston, Massachusetts. She serves on the boards of numerous non-profit entities. Ms. Murray is a graduate of Newton College.

Board and Committee Meetings

Our Board of Directors held six meetings during 2006 in person or via teleconference,and acted on five occasions by unanimous written consent. Each of the directors attended all of the (i) meetings of the Board of Directors and (ii) meetings held by all committees of the Board on which he or she served, in each case during the period that he or she served. The Board has an informal policy that all directors are expected to attend the annual meeting of stockholders. All directors attended the 2006 annual meeting of stockholders in person or via video conference.

In November 2004, we applied to have its Common Stock listed on the American Stock Exchange; the application was approved in early 2005, and our Common Stock began trading on the American Stock Exchange on June 2, 2005. Under American Stock Exchange rules, a director of the Company will only qualify as "independent" if the Company's Board of Directors affirmatively determines that the director does not have a material relationship with the listed company that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Our Board of Directors has determined that none of Messrs. Burke, McGillicuddy, or Silverstein or Ms. Murray has a material relationship with the Company that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as defined in Section 121A of the American Stock Exchange Company Guide.

Audit Committee

We have a standing audit committee of the Board of Directors. The audit committee is responsible for, among other things, reviewing financial reports, accounting procedures and the scope and results of the annual audit of our financial statements, overseeing the qualifications and independence of our independent auditors and reviewing and approving our policies and procedures for reviewing and approving or ratifying related person transactions. The current members of the audit committee are Mr. Burke, who is the Chair of the committee, Mr. McGillicuddy, Mr. Silverstein and Ms. Murray. The audit committee acts under a written charter that is available on our website at www.franklinstreetproperties.com.

Our Board of Directors has determined that all of the members of the audit committee are "independent" as defined in Section 121A of the American Stock Exchange Company Guide. The Board of Directors has also determined that Mr. Burke, the Chair of the audit committee, is qualified as an "audit committee financial expert" as the term is defined in Item 407(d)(5) of Regulation S-K, promulgated by the Securities and Exchange Commission. In addition, the audit committee satisfies the additional independence requirements set forth in Section 121B of the American Stock Exchange Company Guide. The members of the audit committee held six meetings in 2006 in person or via teleconference.

Compensation Committee

We have a standing compensation committee of the Board of Directors. The compensation committee is responsible for reviewing compensation issues and making decisions concerning the compensation of our executive officers. The current members of the compensation committee are Ms. Murray, who replaced Mr. McGillicuddy as the Chair of the committee in October 2006, and Messrs. Burke, McGillicuddy and Silverstein. The Board of Directors has determined that all of the members of the compensation committee are "independent" as defined in Section 121A of the American Stock Exchange Company Guide. The members of the compensation committee met one time in 2006 in person or via teleconference and acted on one occasion by unanimous written consent. The compensation committee acts under a written charter that is available on our website at www.franklinstreetproperties.com.

The compensation committee is authorized to form and delegate its authority to one or more subcommittees as it deems appropriate from time to time under the circumstances. As of March 23, 2007, the compensation committee had not formed any subcommittees. In addition, the compensation committee has the authority to retain and terminate any compensation consultant to be used to assist in the evaluation of executive officer compensation. The compensation committee has the authority to approve the consultant's fees and other retention terms and pay the compensation without further action by the Board. As of March 23, 2007, the compensation committee had not retained any compensation consultants. The compensation committee also has authority to commission compensation surveys or studies as the need arises.

The compensation committee annually reviews and approves corporate goals and objectives relevant to the compensation of our Chief Executive Officer, evaluates the Chief Executive Officer's performance in light of those goals and objectives and either determines and approves or recommends to the Board of Directors for approval, the Chief Executive Officer's compensation based on this evaluation. The Chief Executive Officer is not permitted to be present during any such deliberations or voting. In addition, based upon the recommendations of the Chief Executive Officer, the compensation committee annually oversees the evaluation of our other executive officers and annually reviews and approves or makes recommendations to the Board of Directors regarding their compensation. The compensation committee is also responsible for director compensation, periodically reviewing and making recommendations to the Board of Directors with respect to incentive compensation and equity-based plans and the administration of any such incentive compensation and equity-based plans.

Director Candidates

We do not have a standing nominating committee. Instead, director nominations are recommended for the Board's selection by a majority of our independent directors in accordance with Section 804(a) of the American Stock Exchange Company Guide. Once recommended, each member of the Board participates in the consideration of director nominees. The Board of Directors has determined that it is appropriate for us not to have a nominating committee because all of the matters which a nominating committee would be responsible for are presently considered by all the members of the Board or, when appropriate, the independent directors only. Mr. Carter, Ms. Fournier and Ms. Notopoulos would not be deemed to be "independent" under the listing standards of the American Stock Exchange.

The process followed by the Board to identify and evaluate director candidates includes requests to Board members and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates and interviews of selected candidates by members of the Board.

In considering whether to nominate any particular candidate who has been recommended by a majority of our independent directors, the Board of Directors applies criteria including the candidate's integrity, business acumen, knowledge of our business and industry, age, experience, diligence, conflicts of interest and the ability to act in the interests of all stockholders. The Board does not assign specific weight to particular criteria, and no particular criterion is a prerequisite for each prospective nominee. The Board believes that the backgrounds and qualifications of its directors, considered as a group, should provide a composite mix of experience, knowledge and abilities that will allow the Board to fulfill its responsibilities.

Stockholders may recommend individuals to the Board for consideration as potential director candidates by submitting their names, together with appropriate biographical information and background materials to our principal office, Attn: Barbara J. Fournier, Secretary. Assuming that appropriate biographical and background material has been provided on a timely basis, the Board will evaluate stockholder-recommended candidates by following substantially the same process, and applying substantially the same criteria, as it follows for candidates submitted by others. If the Board determines to nominate a stockholder-recommended candidate and recommends his or her election, then his or her name will be included in our proxy card for the next annual meeting.

Stockholders also have the right under our bylaws to directly nominate director candidates, without any action or recommendation on the part of the Board, by following the procedures set forth below under "Stockholder Proposals." Candidates nominated by stockholders in accordance with the procedures set forth in the bylaws will not be included in our proxy card for the next annual meeting.

Communicating with the Board of Directors

The Board will give appropriate attention to written communications that are submitted by stockholders and will respond if and as appropriate. The Secretary of the Company is primarily responsible for monitoring communications from stockholders and for providing copies or summaries to the other directors as he or she considers appropriate.

Communications are forwarded to all directors if they relate to important substantive matters and include suggestions or comments that the Secretary considers to be important for the directors to know. In general, communications relating to corporate governance and long-term corporate strategy are more likely to be forwarded than communications relating to ordinary business affairs, personal grievances and matters as to which the Company tends to receive repetitive or duplicative communications.

Stockholders who wish to send communications on any topic to the Board should address such communications to Board of Directors, Franklin Street Properties Corp., 401 Edgewater Place, Suite 200, Wakefield, Massachusetts 01880, Attn: Barbara J. Fournier, Secretary.

Compensation of Directors

2006 DIRECTOR COMPENSATION

Name	Fees earned or paid in cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
John N. Burke	$65,000	N/A	N/A	N/A	N/A	N/A	$65,000
Dennis J. McGillicuddy	$55,000	N/A	N/A	N/A	N/A	N/A	$55,000
Georgia Murray	$55,000	N/A	N/A	N/A	N/A	N/A	$55,000
Barry Silverstein	$55,000	N/A	N/A	N/A	N/A	N/A	$55,000

We compensate our non-management directors for their services as directors in the annual amount of $55,000, plus an additional $10,000 annually for the Chair of the audit committee. We also reimburse our non-management directors for expenses incurred by them in connection with attendance at Board meetings.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

As an investment firm that specializes in real estate, it is critical that we be able to attract, motivate and retain highly talented individuals at all levels of the organization. We believe that compensation levels should be adequately competitive to attract and retain experienced and capable leaders and motivate those individuals to achieve exceptional results and reward them for being instrumental in reaching our strategic goals. At the same time, we believe in simplicity and maintaining compensation at responsible levels. For 2006, the compensation of executives consisted of the same five components as were provided to all of our employees: (1) base salary (or brokerage commissions in the case of employees who are investment executives as further described below); (2) the potential for a cash bonus (except in the case of investment executives and their sales assistants and administrative staff); (3) the potential for an award of common stock under our stock incentive plan; (4) matching for individual 401(k) plan contributions; and (5) the potential for a payment or payments under our change-in-control program. We do not offer stock options, restricted stock awards, deferred compensation, non-equity incentive plan compensation or perquisites. In addition, none of our employees have employment agreements and we do not require any of our employees to own our common stock.

Our executive officers fall into two categories. The first category comprises executive officers who make up the corporate management team. Our corporate management team consists of our chief executive officer, our chief operating officer, our chief financial officer and the president of FSP Property Management LLC. The second category comprises executive officers who are investment executives. Our investment executives are engaged in the private placement of equity in single-purpose entities, which we refer to as Sponsored REITs, that we organize to own real estate. The Sponsored REITs are operated in a manner intended to qualify as real estate investment trusts. The compensation of our investment executives consists primarily of brokerage commissions.

The objectives of our compensation programs

- Our compensation committee bases its executive compensation programs on the same core objectives that guide us in establishing all of our compensation programs:

- Compensation should promote the achievement of our business goals and maximize corporate performance and shareholder returns.

- Compensation should be based on the principles of competitive and fair compensation and sustained performance.

- Compensation should be based on the level of job responsibility, individual performance and FSP performance. As employees advance to higher levels within the organization, an increasing proportion of their compensation should be linked to FSP's performance and maintaining shareholder value.

- Compensation should reflect the value of the job in the marketplace. Compensation should be competitive with other employers that compete with us for talent so that we continue to be able to attract and retain highly talented employees.

- Compensation should reward performance. Our compensation programs should deliver competitive compensation when individual and FSP performance meet and/or exceed expectations. Similarly, our compensation programs should deliver less compensation, including the possibility of no cash bonus, in the event that individual and/or FSP performance fall short of expectations.

- Compensation should be equitable. We strive to achieve equitable distributions both for compensation of individual officers and between officers and other employees throughout the organization.

- Compensation and benefit programs should be designed to attract, motivate and retain highly talented employees who are interested in building a career with us.

What the compensation programs are designed to reward and how FSP determines the amount (and, where applicable, the formula) for each element to pay

With respect to executive officers who make up the corporate management team, decisions regarding compensation are based on actual corporate and individual performance against targeted company and individual performance and various subjective performance criteria.

Our compensation committee has established a number of processes to assist it in ensuring that our executive compensation program achieves its objectives. Among those are:

- Consideration of various measures of corporate performance, including reviewing the extent to which strategic and business plan goals are met, levels of property acquisitions, performance of properties in FSP's portfolio, gains or losses on property dispositions, levels of equity sales and earnings, adjusted funds from operations, or AFFO, dividends and maintaining shareholder value. Our compensation committee does not apply a formula or assign these performance measures relative weights. Instead, it makes a subjective determination after considering such measures collectively.

- Consideration of individual performance. The members of the compensation committee meet with the chief executive officer annually at the beginning of the year to agree upon performance objectives (both individual and company objectives) for the year. At the end of the year, the members of the compensation committee meet to conduct a performance review of the chief executive officer based on his achievement of the agreed-upon objectives, contribution to company performance, the degree to which teamwork and company values are fostered and other leadership accomplishments. This evaluation is shared with the chief executive officer and is considered by the compensation committee in establishing the chief executive officer's compensation. With respect to the other named executive officers, the members of the compensation committee receive a performance assessment and compensation recommendation from the chief executive officer. In establishing the compensation for each of the other named executive officers, the compensation committee considers the performance assessment and compensation recommendation from the chief executive officer and also exercises its own judgment based on its assessment of whether the other named executive officers achieved their agreed-upon objectives, their contributions to company performance, the degree to which teamwork and company values were fostered and other leadership accomplishments.

- Comparison of our executive compensation programs as a whole and also a comparison of individual executive compensation with the compensation practices of other companies in the real estate industry. Historically, the compensation committee has used the NAREIT Annual Compensation Survey for comparison purposes. To ensure that total compensation is competitive, the compensation committee uses the results of the comparison to establish compensation guidelines.

As mentioned above, the compensation of our executive officers who are investment executives consists primarily of brokerage commissions. As is standard practice in the investment industry, investment executives earn as commission a percentage of payout of the gross sales commission earned on each investment sale. The actual amount of compensation earned as commissions is determined by the level of sales conducted by the individual investment executive. An investment executive's ability to earn commissions is limited only by the amount of equity available to be sold and his or her individual ability to sell it. As a result, the compensation committee does not set the level of compensation for executive officers who are investment executives. The compensation committee does determine the percentage of payout that is paid to the investment executives. In order to ensure that the percentage of payout that is paid to the investment executives is competitive, the compensation committee periodically compares its commission practices with those of other companies in the investment industry and sets its percentage of payout based on this review. The compensation committee believes that the percentage of payout is competitive within the investment industry.

Each element of compensation and why FSP chooses to pay each element

(a) Base Salary or Brokerage Commissions

Executive officers who make up the corporate management team are paid a base salary. We believe that a competitive base salary provides an important guaranteed element to compensation. We also believe that the payment of a competitive base salary is consistent with the compensation practices of other comparable companies.

Executive officers who are investment executives are not paid a base salary. Instead, they are paid brokerage commissions. As is standard practice in the investment industry, investment executives earn as commission a percentage of payout of the gross sales commission earned on each investment sale. An investment executive's ability to earn commissions is limited only by the amount of equity available to be sold and his or her individual ability to sell it. We believe that this commission structure provides a necessary monetary incentive that encourages increased sales. We also believe that the payment of brokerage commissions is consistent with the compensation practices of other comparable companies.

(b) Cash Bonus

Executive officers who make up the corporate management team are eligible for a cash bonus based on actual company and individual performance against targeted company and individual performance and various subjective performance criteria. The payment of a cash bonus is purely discretionary based upon overall performance and in some years there could be no cash bonus payments. We believe that the opportunity to earn a competitive cash bonus provides a monetary incentive that encourages both company and individual performance. We also believe that the payment of a competitive cash bonus is consistent with the compensation practices of other comparable companies.

Executive officers who are investment executives, together with their sales assistants and administrative staff, are not eligible for a cash bonus.

(c) Award of Common Stock

Executive officers are eligible for awards of common stock under our 2002 stock incentive plan. On May 20, 2002, our stockholders approved the 2002 stock incentive plan, which had been previously adopted by our board on February 8, 2002. The 2002 stock incentive plan permits the board to award up to 2,000,000 shares of our common stock to eligible participants. Prior to our listing on the American Stock Exchange in June 2005, our employees were not able to purchase our common stock. We determined that it was necessary and appropriate to be able to compensate our employees with stock as a means of attracting, retaining and motivating key personnel and to align the interests of management and all personnel with those of our shareholders. All of our employees, officers and directors are eligible to participate in the plan. As of March 23, 2007, 1,944,428 shares of our common stock were available under the plan. There have been no awards of common stock under the 2002 stock incentive plan since we listed our common stock on the American Stock Exchange in June 2005, as employees are now able to purchase common stock in the open market. In the future, however, we may award stock under the plan in order to attract, retain, or motivate our executives.

(d) 401(k) Matching

Executive officers are eligible to participate in our 401(k) plan. We offer all employees a 401(k) plan that, in 2006, allowed for salary deferrals of up to $15,000 per year (indexed for inflation). We matched up to 3% of an employee's compensation (up to a cap of $200,000) for plan year 2006 and will match up to 3% of employee compensation (up to a cap of $225,000) for plan year 2007. Employees make their 401(k) contributions through payroll deductions with pretax dollars. All employees are eligible to participate in the plan after one year of service and completion of 1,000 hours of service. The plan allows for quarterly enrollment. The employee's elective deferrals are immediately vested upon contribution to the 401(k) plan, and the employee has sole decision making authority as to the investment of funds. We believe that our 401(k) plan provides a vehicle for our employees to plan for their long-term security and that such a plan ultimately leads to improved job performance. We also believe that our 401(k) plan is consistent with the compensation practices of other comparable companies.

(e) Change-in-Control Program

Except in the case of a change-in-control of FSP, we are not obligated to pay severance or other enhanced benefits to named executive officers upon termination of their employment.

In February 2006, we adopted a change-in-control program for all our employees, including our executive officers. The program was adopted in response to recent merger and consolidation activity within the real estate/real estate investment trust industry and is intended to preserve employee morale and productivity and encourage retention in the event of an actual or rumored change-in-control of FSP. The program is also intended to align employee and shareholder interests by enabling employees to consider corporate transactions that are in the best interests of the shareholders and other constituents of FSP without undue concern over whether the transaction or transactions may jeopardize the employee's own employment.

Although there are some differences in payment amounts depending on the employee's job level, the basic elements of the program are comparable for all employees:

- The program consists of two components: a fixed payment pursuant to a retention agreement between the employee and FSP and the potential for an additional discretionary payment pursuant to a discretionary plan.

- The triggering event for both components is a change-in-control of FSP. A change-in-control of FSP as defined in the plan generally refers to a change in ownership or effective control of FSP or a change in ownership of a substantial portion of the assets of FSP.

- Under the retention agreement component of the program, employees would receive a payment as soon as practicable following the closing of the change-in-control, but in no event more than thirty days following the closing of the change-in-control. Executive officers who make up the corporate management team would receive payments equal to three years of their base salaries plus a bonus opportunity payment equal to three years of their base salaries. Executive officers who are investment executives would receive payments equal to the average of the lump sum payments made to the chief financial officer and the chief operating officer. For purposes of the retention agreement component of the program, base salary refers to the base salary of the employee in effect at the time of the closing of the change-in-control.

- Under the discretionary plan component of the program, immediately prior to the closing of the change-in-control, the board may (but is not obligated to) establish a discretionary pool of funds equal to 1% of the market capitalization of FSP immediately prior to the closing of the change-in-control less the total amount of payments to all employees under the retention agreement component of the program. The board would have complete discretion to award all, a portion or none of the discretionary plan pool of funds to any employees of FSP, including the executive officers.

Prior to adopting our change-in-control program, management reviewed plans similar to our retention agreement component offered by approximately ten other publicly-traded real estate investment trusts and concluded that our triggering event was generally consistent with the peer group. Management did not review any plans that were comparable to our discretionary plan but concluded that, on balance, the total potential payout amounts under our change-in-control program are generally consistent with the range offered by the peer group.

Our chief executive officer has voluntarily elected not to participate in the retention agreement component of our change-in-control program.

How each compensation element and FSP's decisions regarding that element fit into FSP's overall compensation objectives and affect decisions regarding other elements

Overview

From a historical perspective, we achieved very good financial results for 2006. The three components upon which our financial metrics are based: rental income from operations; gains or losses on sales of properties; and fee income from real estate investment banking activities, performed well. Based upon its review of the compensation practices of other comparable companies, the compensation committee believes that total compensation for the executive officers is within the range of total compensation paid to executive officers with comparable qualifications, experience and responsibilities in the same or similar businesses and of comparable size and success.

(a) Base Salary or Brokerage Commissions

In establishing base salaries for 2006, the members of the compensation committee applied the principles described above under "What the compensation programs are designed to reward and how FSP determines the amount (and, where applicable, the formula) for each element to pay." Based upon the recommendation of the chief executive officer, the compensation committee approved base salary increases for each of the other executive officers who make up the corporate management team. The base salary levels for these positions had remained constant for the prior three years (except for the chief financial officer whose last base salary increase occurred in 2005 after being promoted to the position of chief financial officer). The base salary increases were effective on February 1, 2006. With respect to the chief executive officer, the compensation committee recommended to the board that Mr. Carter's base salary be increased to $375,000. The full board (with Mr. Carter abstaining) unanimously approved the compensation committee's recommendation. However, Mr. Carter declined to accept the base salary increase.

Our base salary amounts are generally lower than industry standard levels. No recommendation was made for base salary increases for 2007. Rather, compensation of these positions will be weighted proportionately greater towards year-end bonus amounts based upon corporate and individual performance.

No recommendation was made to adjust our brokerage commission structure.

(b) Cash Bonus

In awarding cash bonuses for 2006, the members of the compensation committee applied the principles described above under "What the compensation programs are designed to reward and how FSP determines the amount (and, where applicable, the formula) for each element to pay." Based upon the recommendation of the chief executive officer, on February 2, 2007, the compensation committee approved cash bonuses for each of the other executive officers who make up the corporate management team. In making his recommendation, Mr. Carter noted, and the compensation committee agreed, that each officer's area of responsibility and accountability (i.e., business unit) contributed to our achieving our business goals during 2006, as a result of each person's leadership and direction. It was further noted that each of these individuals was considered to be integral to the daily operations of FSP and of great value to FSP and firmly committed to doing what is in the best interests of our shareholders. The cash bonus amounts are higher than past years. The compensation committee believes that the cash bonus amounts properly reflect FSP's overall positive performance for 2006 and the belief that the results were a direct consequence of the dedication and hard work of these individuals and their staffs.

The compensation committee also reviewed and evaluated the performance of Mr. Carter during 2006 by applying the principles described above under "What the compensation programs are designed to reward and how FSP determines the amount (and, where applicable, the formula) for each element to pay." As previously stated, FSP achieved very good financial results for 2006. The three components upon which our financial metrics are based: rental income from operations; gains or losses on sales of properties; and fee income from real estate investment banking activities, performed well under the leadership, focus and discipline of Mr. Carter. Based upon numerous performance measurements, the compensation committee felt that FSP had a positive year. Mr. Carter's overall performance was considered excellent by the compensation committee. However, at the request of Mr. Carter, the compensation committee did not consider making any recommendation to the board for a cash bonus for 2006 performance. Although FSP's results during 2006 were outstanding, the price of our common stock did not increase measurably over the course of the year. The opening price per share on January 3, 2006 was $20.90 and the closing price per share on December 29, 2006 was $21.05. Mr. Carter believes that the chief executive officer has the ultimate responsibility for the stock price and that, as part of that responsibility, the chief executive officer's compensation should reflect the stock's relative performance in the marketplace. The compensation committee determined that, based upon the intrinsic financial performance of FSP and based upon Mr. Carter's individual performance, Mr. Carter deserved a bonus. However, the compensation committee decided to honor Mr. Carter's request that he not be considered for a cash bonus.

(c) Award of Common Stock

Because FSP determined that it was able to adequately compensate the executive officers who make up the corporate management team with salary and cash bonuses in 2006, no proposal was made for the award of common stock. In other years, the award of common stock could be utilized as a compensation option.

(d) 401(k) Matching

Because our 401(k) was adopted in 2006, there were no proposals made to further modify the plan.

(e) Change-in-Control Program

Because our change-in-control program was adopted in 2006, there were no proposals made to further modify the program.

Summary Compensation Table

The following table sets forth information concerning total compensation for services to FSP for the 2006 fiscal year, of (1) our principal executive officer, (2) our principal financial officer, and (3) our other three most highly compensated executive officers who were serving as executive officers as of December 31, 2006 (collectively, our Named Executive Officers).

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($) (1)	Total ($)
George J. Carter, Chief Executive Officer (PEO)	2006	$225,000	N/A(2)	N/A	N/A	N/A	N/A	$6,000	$231,000
John G. Demeritt, Chief Financial Officer (PFO)	2006	$179,167	$335,000	N/A	N/A	N/A	N/A	$6,000	$520,167
Barbara J. Fournier, Vice President, Chief Operating Officer, Treasurer and Secretary	2006	$197,917	$365,000	N/A	N/A	N/A	N/A	$6,000	$568,917
R. Scott MacPhee, Executive Vice President	2006	$1,296,143(3)	N/A	N/A	N/A	N/A	N/A	$6,000	$1,302,143
William W. Gribbell, Executive Vice President	2006	$1,107,286(3)	N/A	N/A	N/A	N/A	N/A	$6,000	$1,113,286

NOTES

(1) Consists of a 401(k) match from the Company. For additional information, please refer to the discussion included above under the heading – "Compensation Discussion and Analysis – Each element of compensation and why the company chooses to pay each element – (d) 401(k) Matching."

(2) At Mr. Carter's request, he did not receive a bonus for 2006. For additional information, please refer to the discussion included under the heading – "Compensation Discussion and Analysis – How each compensation element and the company's decisions regarding that element fit into the company's overall compensation objectives and affect decisions regarding other elements – (b) Cash Bonus."

(3) No base salary was paid. Consists of brokerage commissions paid by FSP Investments LLC in respect of the sale of preferred stock in Sponsored REITs. For additional information, please refer to the discussion included under the heading "Compensation Discussion and Analysis – Each element of compensation and why the company chooses to pay each element – (a) Base Salary or Brokerage Commissions."

Potential Payments Upon Termination or Change in Control

In February 2006, we adopted a change-in-control program for all our employees, including our executive officers. We adopted the program in response to recent merger and consolidation activity within the real estate/real estate investment trust industry, to preserve employee morale and productivity and to encourage retention in the event of an actual or rumored change-in-control of the company. The program is also intended to align employee and shareholder interests by enabling employees to consider corporate transactions that are in the best interests of the shareholders and other constituents of the company without undue concern over whether the transaction or transactions may jeopardize the employee's own employment. For an overview of our change-in-control program, please refer to the discussion included under the heading "Compensation Discussion and Analysis – Each element of compensation and why the company chooses to pay each element – (e) Change-in-Control Program."

Assuming that the closing of a change-in-control occurred on December 29, 2006, the last business day of our fiscal year, our named executive officers would be entitled to payment of the following amounts under the retention agreement component of our change-in-control program:

Name and Principal Position	Payment due under the Retention Agreement (1)
George J. Carter, Chief Executive Officer (PEO)	N/A(2)
John G. Demeritt, Chief Financial Officer (PFO)	$1,080,000
Barbara J. Fournier, Vice President, Chief Operating Officer, Treasurer and Secretary	$1,200,000
R. Scott MacPhee, Executive Vice President	$1,140,000
William W. Gribbell, Executive Vice President	$1,140,000
TOTAL	**$4,560,000**

NOTES

(1) With respect to executive officers who make up the corporate management team, these are lump-sum payments equal to three years of their base salaries plus a bonus opportunity payment equal to three years of their base salaries. With respect to executive officers who are investment executives, these are lump-sum payments equal to the average of the lump sum payments made to the chief financial officer and the chief operating officer. In both cases, the payment amounts are subject to a possible reduction, if any, after the tax consequences are determined.

(2) George J. Carter has voluntarily elected not to participate in the retention agreement component of our change-in-control program.

Under the discretionary plan component of our change-in-control program, our board of directors has the right, but not the obligation, to establish a discretionary pool of funds equal to 1% of our market capitalization immediately prior to the closing of the change-in-control. On December 29, 2006, there were 70,766,305 shares of our common stock outstanding, and the closing price per share of our common stock on the American Stock Exchange was $21.05. Accordingly, on December 29, 2006, our market capitalization was $1,489,630,720, and 1% of our market capitalization equaled $14,896,307. This $14,896,307 amount would then be reduced by the total amount of payments due and payable to all of our employees (including our named executive officers) under the retention agreement component of our change-in-control program. Our board of directors would then have complete discretion to award all, a portion or none of the remaining balance to any of our employees, including our named executive officers. As is the case with the retention agreement component of our change-in-control program, any payments under the discretionary plan component are subject to a possible reduction, if any, after the tax consequences are determined.

Compensation Committee Interlocks and Insider Participation

The compensation committee consists of Messrs. McGillicuddy, Silverstein and Burke and Ms. Murray. No executive officer of the Company has served as a director or member of the compensation committee (or other committee serving an equivalent function, or in the absence of any such committee, the entire board of directors) of any other entity that has one of its executive officers serving or having served as a director or member of the compensation committee of the Company.

Compensation Committee Report

The compensation committee has reviewed and discussed with management the Compensation Discussion and Analysis included in this proxy statement. Based on this review and these discussions, we recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2006.

By the compensation committee of the Board of Directors of Franklin Street Properties Corp.

Georgia Murray, Chair*
Dennis J. McGillicuddy
Barry Silverstein
John N. Burke

* Ms. Murray has served as Chair since October 2006, replacing Mr. McGillicuddy.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table provides information about the Company's Common Stock that may be issued under all of the Company's equity compensation plans as of December 31, 2006. The Company only has one equity compensation plan, the 2002 stock incentive plan. The Company's stockholders approved this plan in May 2002.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(1)	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)(1))
Equity Compensation Plans Approved by Security Holders	None (2)	N/A	1,944,428 (2)
Equity Compensation Plans Not Approved by Security Holders	None	N/A	N/A
Total	None	N/A	1,944,428

(1) The number of shares is subject to adjustments in the event of stock splits and other similar events.

(2) The 2002 stock incentive plan provides for the granting of awards consisting of shares of Common Stock.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Based solely on its review of copies of reports filed by the directors and executive officers of the Company pursuant to Section 16(a) of the Exchange Act or written representations from certain persons required to file reports under Section 16(a) of the Exchange Act, the Company believes that during 2006 all filings required to be made by its reporting persons were timely made in accordance with the requirements of the Exchange Act.

TRANSACTIONS WITH RELATED PERSONS

Related Person Transaction Policy

On February 2, 2007, our Board adopted written policies and procedures for the review of any transaction, arrangement or relationship in which the Company is a participant, the amount involved exceeds $120,000, and one of our executive officers, directors, director nominees or 5% stockholders (or their immediate family members), each of whom we refer to as a related person, has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a related person transaction, the related person must report the proposed related person transaction to our chief operating officer or in-house counsel.

The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by the audit committee of our Board. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the audit committee will review, and, in its discretion, may ratify the related person transaction. The policy also permits the chairman of the audit committee to review and, if deemed appropriate, approve proposed related person transactions that arise between committee meetings, subject to ratification by the committee at its next meeting. Any related person transactions that are ongoing in nature will be reviewed annually.

A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the audit committee after full disclosure of the related person's interest in the transaction. As appropriate for the circumstances, the committee will review and consider:

- the related person's interest in the related person transaction;
- the approximate dollar value of the amount involved in the related person transaction;
- the approximate dollar value of the amount of the related person's interest in the transaction without regard to the amount of any profit or loss;
- whether the transaction was undertaken in the ordinary course of our business;
- whether the terms of the transaction are no less favorable to us than terms that could have been reached with an unrelated third party;
- the purpose of, and the potential benefits to us of, the transaction; and
- any other information regarding the related person transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

The audit committee may approve or ratify the transaction only if the committee determines that, under all of the circumstances, the transaction is in, or is not inconsistent with, our best interests. The audit committee may impose any conditions on the related person transaction that it deems appropriate.

In addition to the transactions that are excluded by the instructions to the SEC's related person transaction disclosure rule, the Board has determined that the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related person transactions for purposes of this policy:

- Interests arising only from the related person's position and ownership level as a director of another corporation or organization that is a party to the transaction;
- Interests arising only from the position and ownership level from direct or indirect ownership by the related person and all other related persons in the aggregate of less than a 10% equity interest (other than a general partnership interest) in another entity which is a party to the transaction;
- Interests arising solely from the ownership of a class of our equity securities if all holders of that class of equity securities receive the same benefit on a pro rata basis;
- A transaction that involves compensation to an executive officer if the compensation has been approved, or recommended to the Board for approval, by the compensation committee of the Board or a group of independent directors of the Company performing a similar function;
- A transaction that involves compensation to a director for services as a director of the Company if such compensation will be reported pursuant to Item 402(k) of Regulation S-K;
- A transaction that is specifically contemplated by provisions of the Company's charter or bylaws;
- Interests arising solely from indebtedness of a significant shareholder or an immediate family member of a significant shareholder to us;
- A transaction where the rates or charges involved in the transaction are determined by competitive bids;
- A transaction that involves the rendering of services as a common or contract carrier or public utility at rates or charges fixed in conformity with law or governmental authority;
- A transaction that involves services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services;
- Interests arising as a result of a related person serving as an officer and/or director of another company or a Sponsored REIT at our request; or

- A transaction that involves the payment by a Sponsored REIT to the Company (or any wholly-owned subsidiary thereof) of customary fees including, without limitation, acquisition, syndication, sales commissions, interim financing and asset management fees.

The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by the compensation committee in the manner specified in its charter.

The policy is available on our website at **www.franklinstreetproperties.com**.

Transactions with Related Persons

Messrs. Carter, MacPhee and Gribbell and Mses. Fournier and Notopoulos, each of whom is an executive officer of the Company, serve, at our request, as executive officers and directors of each of the Sponsored REITs. None of such persons receives any remuneration from the Sponsored REITs for such service. We are involved in several transactions with the Sponsored REITs.

FSP Investments LLC, a wholly owned subsidiary of the Company, provides syndication and real estate acquisition advisory services for the Sponsored REITs. Fees from Sponsored REITs for property acquisition services amounted to approximately $1,422,000 for the year ended December 31, 2006. As of March 14, 2007, the fees from Sponsored REITs amounted to approximately $87,000 during 2007. Sales commissions earned from the sale of Sponsored REIT preferred shares amounted to approximately $10,693,000 for the year ended December 31, 2006. As of March 14, 2007, sales commissions from the sale of Sponsored REIT preferred shares amount to approximately $1,196,000 during 2007.

During 2006 and 2007, the Company provided interim financing for the purchase of certain Sponsored REIT properties, and development services prior to completion of the Sponsored REITs' private equity offerings. The Sponsored REITs paid the Company financing commitment fees of approximately $9,785,000 and development fees of approximately $51,000 for the year ended December 31, 2006. As of March 14, 2007, the Sponsored REITs paid the Company financing commitment fees of approximately $995,000 during 2007. Interest income earned from loans to the Sponsored REITs amounted to approximately $2,050,000 for the year ended December 31, 2006. As of March 14, 2007, the interest income earned from loans to the Sponsored REITs during 2007 amounted to approximately $2,085,000. The interest rate charged by the Company to the Sponsored REITs is equal to, and generally offset by, the interest rate paid by the Company to Citizens Bank for borrowings under its line of credit, though from time-to-time the Company may use its own cash to finance a portion of the loan from which it earns interest at the same rate as the line of credit. Interest income earned by the Company from investments of its own cash for the year ended December 31, 2006 was $305,000. As of March 14, 2007, the interest income earned by the Company from investments of its own cash amounted to approximately $388,000. All loans to Sponsored REITs in 2006 were evidenced by promissory notes and were paid in full upon closing of the applicable Sponsored REIT's private equity offering during 2006.

The following table summarizes the interim financing transactions from January 1, 2006 through March 14, 2007:

Date of Loan	Original Principal Amount of Note	Average Interest Rate	Total Financing Commitment Fees Earned by the Company	Interest Income Earned by the Company	Date of Repayment	Amount Outstanding
2/21/06	$ 74,500,000	6.13%	$ -	$ 1,078,373	8/22/06	$ -
11/6/06	$ 127,000,000	6.70%	$ 5,761,500	$ 937,124	12/26/06	$ -
1/5/07	$ 167,000,000	6.57%	$ 4,023,562	$ 1,953,881	N/A	$ 153,773,216

Total asset management fee income paid by the Sponsored REITs to the Company amounted to approximately $644,000 for the year ended December 31, 2006. As of March 14, 2007, the total asset management fee income earned by the Company during 2007 was approximately $103,000. Asset management fees are approximately 1% of collected rents.

Aggregate fees charged to the Sponsored REITs by the Company amounted to approximately $22,595,000 for the year ended December 31, 2006. As of March 14, 2007, the aggregate fees charged to the Sponsored REITs during 2007 by the Company is approximately $2,381,000.

In addition to the transactions listed above, Mr. Carter's son, Jeffrey Carter, is Senior Vice President/Director of Acquisitions of the Company. For the year ended December 31, 2006, he earned total compensation of $454,551 (including salary, cash bonus paid during 2007 for 2006 performance and 401(k) matching contributions).

Mr. Carter's son, Scott Carter, is Senior Vice President/In-house Counsel of the Company. For the year ended December 31, 2006, he earned total compensation of $366,300 (including salary and cash bonus paid during 2007 for 2006 performance and 401(k) matching contributions).

Mr. Silverstein, a director of the Company, purchased, on the same terms as non-affiliated purchasers, investments in certain Sponsored REITs during 2006. Mr. Silverstein paid the Company an aggregate of $78,375 in brokerage commissions related to these investments. Mr. Silverstein paid brokerage commissions on the same terms as non-affiliated purchasers of shares in the Sponsored REITs.

On April 30, 2006, the Company consummated the acquisition of five real estate investment trusts (FSP Willow Bend Office Center Corp., FSP Innsbrook Corp., FSP 380 Interlocken Corp., FSP Blue Lagoon Drive Corp. and FSP Eldridge Green Corp., collectively the 2006 Target REITs) pursuant to an Agreement and Plan of Merger dated as of March 15, 2006, or the Merger Agreement, by means of the merger of each 2006 Target REIT with and into a wholly-owned subsidiary of the Company, or the 2006 Mergers. In connection with the 2006 Mergers, the preferred stock of each 2006 Target REIT, or the Target Stock, was converted into shares of Common Stock of the Company with total consideration for the preferred stockholders of approximately $230,000,000. The Company did not receive any consideration for the one share of common stock it held in each Target REIT or for the 49.25 shares of preferred stock it held in FSP Blue Lagoon Drive Corp.

George J. Carter, President, Chief Executive Officer, a director of the Company and a member of the special committee of the Company's board charged with evaluating the 2006 Mergers was also the President and a director of each 2006 Target REIT. R. Scott MacPhee and William W. Gribbell, each an Executive Vice President of the Company, were each also an Executive Vice President, a director of each 2006 Target REIT and a member of the special committee of each 2006 Target REIT's board of directors. Barbara J. Fournier, Vice President, Chief Operating Officer, Treasurer, Secretary and director of the Company was also Vice President, Chief Operating Officer, Treasurer, Secretary and a director of each 2006 Target REIT. Janet P. Notopoulos, Vice President, a director of the Company and a member of the special committee of the Company's board charged with evaluating the 2006 Mergers was also Vice President of each 2006 Target REIT and a director of FSP Blue Lagoon Drive Corp. and FSP Eldridge Green Corp. Messrs. Silverstein and McGillicuddy, each a director of the Company, owned an aggregate of 102.5 and 33 shares of 2006 Target Stock, respectively. Messrs. Silverstein and McGillicuddy each purchased their shares in the original offerings of 2006 Target Stock and on the same terms as other stockholders of such 2006 Target REITs. These shares of 2006 Target Stock held by Messrs. Silverstein and McGillicuddy converted into approximately 535,349 and approximately 157,593 shares of the Company's Common Stock, respectively. In addition, on March 10, 2006, as a result of negotiations between an affiliate of Mr. Silverstein and FSP Eldridge Green Corp., FSP Eldridge Green Corp. redeemed 10 shares of preferred stock held by the affiliate of Mr. Silverstein for an aggregate amount of $1,240,590.60, equal to the price per share of FSP Eldridge Green Corp. set forth in the Merger Agreement plus the dividend that would have been paid to the affiliate of Mr. Silverstein in respect of the first quarter of 2006 had such shares not been redeemed.

The spouse of Mr. Gribbell owned 0.25 shares of 2006 Target Stock in FSP Eldridge Green Corp. Mr. Gribbell's spouse purchased her partial share of 2006 Target Stock in FSP Eldridge Green Corp. in the original offering and, except for not paying a sales commission, on the same terms as other stockholders of FSP Eldridge Green Corp. This partial share of 2006 Target Stock held by Mr. Gribbell's spouse converted into approximately 1,451 shares of our Common Stock.

The properties formerly owned by the 2006 Target REITs continue to be managed by FSP Property Management LLC, a wholly-owned subsidiary of the Company, pursuant to management services agreements under which the Company previously received certain fees from each 2006 Target REIT for its management services.

SELECTION OF ACCOUNTANTS

The audit committee of the Board of Directors has selected Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal 2007. Ernst & Young has served as the Company's independent registered public accounting firm since May 2003.

Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions from stockholders.

Report of the Audit Committee of the Board of Directors

The audit committee reviewed the Company's audited consolidated financial statements for the year ended December 31, 2006 and discussed these consolidated financial statements with the Company's management and the Company's independent registered public accounting firm. Management is responsible for the preparation of the Company's consolidated financial statements, internal controls, and for the appropriateness of accounting principles used by the Company. The Company's independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and issuing a report on those consolidated financial statements, performing an independent audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) of Management's assessment over the effectiveness of the Company's internal control over financial reporting and performing an independent audit of the effectiveness of the Company's internal control over financial reporting and issuing a report on the results of their audits, and for reviewing the Company's unaudited interim consolidated financial statements. As appropriate, the audit committee reviews, evaluates and discusses with the Company's management, internal accounting, financial and auditing personnel and the independent registered public accounting firm, the following:

- the plan for, and the independent registered public accounting firm's report on, each audit of the Company's financial statements;
- the Company's financial disclosure documents, including all financial statements and reports filed with the Securities and Exchange Commission or sent to stockholders;
- management's selection, application and disclosure of critical accounting policies;
- changes in the Company's accounting practices, principles, controls or methodologies;
- significant developments or changes in accounting rules applicable to the Company; and
- the adequacy of the Company's internal controls and accounting, financial and auditing personnel.

The audit committee also reviewed and discussed the audited consolidated financial statements and the matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (AICPA, *Professional Standards*, Vol. 1, AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T, with Ernst & Young LLP, the Company's independent registered public accounting firm for the year ended December 31, 2006. SAS 61 requires the Company's independent registered public accounting firm to discuss with the Company's audit committee, among other things, the following:

- methods to account for significant unusual transactions;

- the effect of significant accounting policies in controversial or emerging areas for which there is a lack of authoritative guidance or consensus;
- the process used by management in formulating particularly sensitive accounting estimates and the basis for the auditors' conclusions regarding the reasonableness of those estimates; and
- disagreements with management over the application of accounting principles, the basis for management's accounting estimates and the disclosures in the financial statements.

The Company's independent registered public accounting firm also provided the audit committee with the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), as adopted by the Public Company Accounting Oversight Board in Rule 3600T. Independence Standards Board Standard No. 1 requires auditors annually to disclose in writing all relationships that in the auditor's professional opinion may reasonably be thought to bear on independence, confirm their perceived independence and engage in a discussion of independence. The audit committee discussed with the independent registered public accounting firm the matters disclosed in this letter and their independence from the Company. The audit committee also considered whether the independent auditor's provision of the other, non-audit related services which are referred to under the heading "Independent Auditor Fees and Other Matters" is compatible with maintaining such auditor's independence.

Based on its discussions with management and the independent registered public accounting firm, and its review of the representations and information provided by management and the independent registered public accounting firm referred to above, the audit committee recommended to the Company's Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2006.

By the Audit Committee of the Board of Directors of Franklin Street Properties Corp.

John N. Burke, Chair
Dennis J. McGillicuddy
Barry Silverstein
Georgia Murray

Independent Auditor Fees and Other Matters

The following tables summarize the aggregate fees billed by the Company's independent registered public accounting firm, Ernst & Young LLP, for audit services for each of the last two fiscal years and for other services rendered to the Company in each of the last two fiscal years.

Fee Category	2006	2005
Audit Fees (1)	$ 556,000	$ 503,500
Audit-Related Fees (2)	--	--
Tax Fees (3)	--	173,500
All Other Fees (4)	--	--
Total Fees	$ 556,000	$ 677,000

(1) Audit fees consist of fees for the audit of our financial statements, the review of the interim financial statements included in our quarterly reports on Form 10-Q, and other professional services provided in connection with statutory and regulatory filings or engagements.

(2) Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit and the review of our financial statements and which are not reported under "Audit Fees".

(3) Tax fees consist of fees for tax compliance, tax advice and tax planning services. Tax compliance services, which relate to the preparation of tax returns, claims for refunds and tax payment-planning services, were not incurred in 2006 and accounted for $173,500 of the total tax fees incurred in 2005.

(4) The Company was not billed by its independent registered public accounting firm in 2006 or 2005 for any other fees.

Pre-Approval Policy and Procedures

The audit committee has adopted policies and procedures relating to the approval of all audit and non-audit services that are to be performed by the Company's independent registered public accounting firm. This policy generally provides that the Company will not engage its independent registered public accounting firm to render audit or non-audit services unless the service is specifically approved in advance by the audit committee or the engagement is entered into pursuant to one of the pre-approval procedures described below.

From time to time, the audit committee may pre-approve specified types of services that are expected to be provided to the Company by its independent registered public accounting firm during the next 12 months. Any such pre-approval is detailed as to the particular service or type of services to be provided and is also generally subject to a maximum dollar amount.

The audit committee has also delegated to each individual member of the audit committee the authority to approve any audit or non-audit services to be provided to the Company by its independent registered public accounting firm. Any approval of services by a member of the audit committee pursuant to this delegated authority is reported on at the next meeting of the audit committee.

OTHER MATTERS

Matters to be Considered at the Meeting

The Board of Directors does not know of any other matters which may come before the Annual Meeting. However, if any other matters are properly presented to the Annual Meeting, it is the intention of the persons named in the accompanying proxy to vote, or otherwise act, in accordance with their judgment on such matters.

Solicitation of Proxies

All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, the Company's directors, officers and employees, without additional remuneration, may solicit proxies by telephone, internet, telegraph and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the owners of stock held in their names, and, as required by law, the Company will reimburse them for their out-of-pocket expenses in this regard.

Stockholder Proposals

In accordance with Rule 14a-8 of the Exchange Act, proposals of stockholders intended to be included in the Company's proxy statement for the 2008 Annual Meeting of Stockholders must be received by the Company at its principal office not later than December 4, 2007. In accordance with our bylaws, if a stockholder who wishes to make a proposal at the 2008 Annual Meeting—other than one that will be included in the Company's proxy materials—does not notify the Company by no earlier than December 4, 2007 and no later than January 3, 2008, the proxies that management solicits for the meeting will have discretionary authority to vote on the stockholder's proposal if it is properly brought before the meeting.

Important Notice Regarding Delivery of Security Holder Documents

The Company participates in the practice of "householding" proxy statements and annual reports, meaning that the Company delivers a single proxy or information statement to a household, even though two or more stockholders live under the same roof or a stockholder has shares registered in multiple accounts, unless the Company has received an instruction to the contrary from one or more of the stockholders. This practice enables the Company to reduce the expense of printing and mailing associated with proxy statements and reduces the amount of duplicative information a stockholder may currently receive.

The Company will promptly deliver a separate copy of either document to a stockholder if a stockholder calls or writes to the Company at the following address or phone number: Franklin Street Properties Corp., 401 Edgewater Place, Suite 200, Wakefield, Massachusetts 01880, (781) 557-1300. If a stockholder wants to receive separate copies of the annual report and proxy statement in the future, or if the stockholder is receiving multiple copies and would like to receive only one copy for his or her household, said stockholder should contact the Company at the above address and phone number.

By Order of the Board of Directors,

/s/ Barbara J. Fournier

Barbara J. Fournier, Secretary

March 23, 2007

The Board of Directors hopes that stockholders will attend the meeting. Whether or not you plan to attend, you are urged to complete, date, sign and return the enclosed Proxy in the accompanying envelope. You may also vote your proxy on line at **www.voteproxy.com** or from any touch-tone telephone at 1-800-PROXIES (1-800-776-9437). Please have your proxy card available when voting online or by telephone. Prompt response will greatly facilitate arrangements for the meeting and your cooperation will be appreciated. Stockholders who attend the meeting may vote their stock personally even though they have sent in their proxies.

Investments



PORTFOLIO MAP

Franklin Street Properties Corp. (FSP) is in the real estate investment business. Our portfolio of office properties is unleveraged and is actively managed by experienced FSP professionals. Strategic dispositions of properties are made to take advantage of property-specific improvement targets, as well as cyclical market characteristics. Sale proceeds are redeployed into new acquisitions in an attempt to continually upgrade the portfolio. Our investment banking group, FSP Investments LLC (member NASD and SIPC), organizes single purpose entities that acquire and operate investment real estate and raises the capital to equitize those entities through private placement offerings.



STRONG BALANCE SHEET

STRONG EARNINGS GROWTH

NO PERMANENT MORTGAGE DEBT

HIGH-QUALITY CONSISTENT DIVIDEND STREAM



GEORGE J. CARTER, *President and CEO*

Fellow Stockholders:

Our Company had a very productive 2006, highlighted by growth in every internal financial metric of measurement we consider. As in the past, the growth our Company generated in 2006 was achieved without the use of permanent mortgage debt on any of our properties. As we begin the new year our financial condition is strong. Managing that financial strength for continued growth is a group of experienced, talented and dedicated FSP professionals. I believe we are in an excellent position to continue our growth while providing stockholders with security of their investment and meaningful current dividend income. Thank you for your continued trust, confidence and support.

Franklin Street Properties Corp. is an investment firm specializing in, and focusing on the asset class of real estate. Our Company has three major business components that contribute to its profitability. They are:

- RENTAL INCOME FROM PROPERTIES
- GAINS OR LOSSES ON THE SALE OF PROPERTIES
- FEE INCOME FROM REAL ESTATE INVESTMENT BANKING ACTIVITIES

All three of these business components contributed to our growth during the year. In 2006, total revenue rose 46% to $114,368,000 from $78,180,000 in 2005. Net income per share rose 25% to $1.65 from $1.32 in 2005. Dividends per share paid in 2006 were $1.24, while stockholder equity per share rose 18% to $13.03 from $11.06 in 2005.

Looking forward to 2007, I believe that all three of our business components have continuing solid growth prospects. Rental income from our geographically diverse portfolio of suburban office properties should continue to benefit from the generally increasing occupancy and rental rates we are experiencing in virtually all of our markets. For all of 2006, our portfolio of properties averaged 92% occupancy.



PRIMARY INVESTMENT FOCUS ON HIGH-QUALITY SUBURBAN OFFICE PROPERTIES

GEOGRAPHICALLY DIVERSE PORTFOLIO

EXPERIENCED TEAM OF REAL ESTATE INVESTMENT PROFESSIONALS

PROPERTY ASSETS ARE ACTIVELY MANAGED TO MAXIMIZE VALUE



Approximately 10.2% of our leases expire in 2007; and, along with two properties that we began repositioning in 2006 from single- to multi-tenant configurations, we expect that leasing efforts of our vacant space will be productive.



Potential sales of certain properties that we believe can maximize investment returns to stockholders by their timely disposition continue to be analyzed. Properties that are being considered for sale are reviewed for their overall return impact on FSP and for the prospects of redeploying their disposition proceeds into a new acquisition replacement property. We acquire replacement properties that we believe will upgrade the overall quality of the portfolio and have a better investment return potential in future years than the property that was sold.

Potential Investment Banking activity for 2007 looks better than it has for several years. In 2006, business in this area increased to $170,000,000 in equity capitalizations from $139,000,000 in 2005. The steep increase in commercial real estate pricing over the last three years, which made property acquisitions for our investment bank difficult, appears to be leveling off. In addition, FSP's acquisition executives have worked to develop new sources of opportunity to acquire attractive investment properties in a non-competitively-bid environment. Together these factors are providing better visibility of potential investment banking opportunities, and continued growth in this area of our business looks promising.

As 2007 gets underway, I would like to tell all FSP stockholders that our Company is in a strong, flexible and competitive position within the broader commercial real estate capital markets. I believe our growth prospects for 2007 and beyond are excellent. Continued long-term investment perspective and discipline, consistently applied to property investing by experienced FSP professionals, will give all of us, as stockholders, the best opportunity for sustained growth in the intrinsic value of our Company. I believe, in time, recognition and appreciation by the broader investing marketplace of the value of our Company will be reflected in its stock price.

George J. Carter
Chairman and CEO

March 16, 2007


TOTAL REVENUE (in thousands)
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
$0
$69,462
$78,180
$114,368
2004
2005
2006


EARNINGS PER SHARE
$2.00
$1.50
$1.00
$0.50
$0
$0.96
$1.32
$1.65
2004
2005
2006

	Year Ended December 31,		
	2004	2005	2006
(In thousands, except per share amounts)			
Operating Data:			
Total revenue	$ 69,462	$ 78,180	$ 114,368
Income from:			
Continuing operations	34,064	31,892	43,999
Discontinued operations	13,699	12,731	5,492
Gain on sale of properties	-	30,493	61,438
Net income	47,763	75,116	110,929
Basic and diluted income per share:			
Continuing operations	0.69	0.56	0.66
Discontinued operations	0.27	0.22	0.08
Gain on sale of properties	-	0.54	0.91
Total	0.96	1.32	1.65


STOCKHOLDERS' EQUITY PER SHARE
$15.00
$12.50
$10.00
$7.50
$5.00
$10.14
$11.06
$13.03
2004
2005
2006


DIVIDENDS PAID TO STOCKHOLDERS
(in thousands)
OR $1.24 PER SHARE EACH YEAR
$100,000
$80,000
$60,000
$40,000
$20,000
$0
$61,536
$67,208
$80,948
2004
2005
2006

	AS OF DECEMBER 31,		
	2004	2005	2006
THOUSANDS, EXCEPT PER SHARE AMOUNTS)			
ALANCE SHEET DATA:			
TAL ASSETS	$ 573,111	$ 677,173	$ 955,317
TAL LIABILITIES	70,023	15,590	33,355
TAL STOCKHOLDERS' EQUITY	503,088	661,583	921,962
HARES OUTSTANDING AT YEAR-END	49,630	59,795	70,766
TOCKHOLDERS' EQUITY PER SHARE	$ 10.14	$ 11.06	$ 13.03
VIDENDS PAID FOR THE YEAR ENDED DECEMBER 31,	61,536	67,208	80,948
VIDENDS PAID PER SHARE FOR THE YEAR ENDED DECEMBER 31,	$ 1.24	$ 1.24	$ 1.24

This Annual Report contains "forward-looking statements" within the meaning of the federal securities laws. See the discussion in the first paragraph of Item 7 in the Form 10-K that is a part of this Annual Report for matters to be considered in this regard.

FSP

FRANKLIN

STREET PROPERTIES

FOLLOWING IS THE COMPANY'S ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2006

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File No. 001-32470

FRANKLIN STREET PROPERTIES CORP.

(Exact name of registrant as specified in its charter)

Maryland	04-3578653
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
401 Edgewater Place, Suite 200, Wakefield, Massachusetts	01880-6210
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (781) 557-1300

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of exchange on which registered:
Common Stock, $.0001 par value per share	American Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes X No __.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes __ No X.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K, Continued

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No __.

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check One):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes __ No X.

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter. As of June 30, 2006 the aggregate market value was $1,174,700,886.

There were 70,766,305 shares of Common Stock outstanding as of February 21, 2007.

Documents incorporated by reference: The registrant intends to file a definitive proxy statement pursuant to Regulation 14A, promulgated under the Securities Exchange Act of 1934, as amended, to be used in connection with the registrant's Annual Meeting of Stockholders to be held on May 11, 2007 (the "Proxy Statement"). The information required in response to Items 10 – 14 of Part III of this Form 10-K, other than that contained in Part I under the caption, "Directors and Executive Officers of FSP Corp.," is hereby incorporated by reference to such proxy statement.

TABLE OF CONTENTS

PART I

Item 1. Business

History

Our company, Franklin Street Properties Corp., which we will refer to as FSP Corp. or the Company, is a Maryland corporation that operates in a manner intended to qualify as a real estate investment trust, or REIT, for federal income tax purposes. FSP Corp. is the successor to Franklin Street Partners Limited Partnership, or the FSP Partnership, which was originally formed as a Massachusetts general partnership in January 1997 as the successor to a Massachusetts general partnership that was formed in 1981. On January 1, 2002, the FSP Partnership converted into FSP Corp., which we refer to as the conversion. As a result of this conversion, the FSP Partnership ceased to exist and we succeeded to the business of the FSP Partnership. In the conversion, each unit of both general and limited partnership interests in the FSP Partnership was converted into one share of our common stock. As a result of the conversion, we hold, directly and indirectly, 100% of the interest in three former subsidiaries of the FSP Partnership: FSP Investments LLC, FSP Property Management LLC, and FSP Holdings LLC. We operate some of our business through these subsidiaries.

On June 1, 2003, we acquired 13 real estate investment trusts by merger. In these mergers, we issued 25,000,091 shares of our common stock to holders of preferred stock in these REITs. As a result of these mergers, we now hold all of the assets previously held by these REITs.

On April 30, 2005, we acquired four real estate investment trusts by merger, which we refer to as the 2005 Target REITs. In these mergers we issued 10,894,994 shares of common stock to holders of preferred stock in the 2005 Target REITs. As a result of these mergers, we now hold all of the assets previously held by the 2005 Target REITs.

On June 2, 2005, we began trading our common stock on the American Stock Exchange under the symbol "FSP".

On April 30, 2006, we acquired five real estate investment trusts by merger, which we will refer to as the 2006 Target REITs. In these mergers we issued 10,971,697 shares of common stock to holders of preferred stock in the 2006 Target REITs. As a result of these mergers, we now hold all of the assets previously held by the 2006 Target REITs.

Our Business

We operate in two business segments and have two principal sources of revenue:

- Real estate operations, including real estate leasing, interim acquisition financing, development and asset/property management, which generate rental income, loan origination fees and interest income, development fees and management fees, respectively.
- Investment banking/investment services, which generate brokerage commissions and other fees related to the organization of single-purpose entities that own real estate and the private placement of equity in those entities. We refer to these entities which are organized as corporations and operated in a manner intended to qualify as real estate investment trusts, as Sponsored REITs. Previously these entities were called Sponsored Entities and were organized as partnerships.

We also pursue on a selective basis the sale of our properties to take advantage of the value creation and demand for our properties, or for geographic or property specific reasons.

See Note 3 to our consolidated financial statements for additional information regarding our business segments.

Real Estate

We own and operate a portfolio of real estate consisting of 29 properties as of December 31, 2006, which includes 28 office buildings and one industrial use property. In addition, we own one office building that was held for sale as of December 31, 2006, and was sold on January 31, 2007. We derive rental revenue from income paid to us by tenants of these properties. From time-to-time we dispose of properties generating gains or losses in an ongoing effort to improve and upgrade our portfolio. See Item 2 of this Annual Report on Form 10-K for more information about our properties.

FSP Corp. typically makes a loan to each Sponsored REIT which is secured by a mortgage on the borrower's real estate. The loans produce revenue in the form of interest and loan origination fees payable to FSP Corp. These loans typically are repaid out of the proceeds of the borrower's equity offering.

We also provide development services, asset management services, property management services and/or property accounting services to our portfolio and certain of our Sponsored REITs through our subsidiary FSP Property Management LLC. FSP Corp. recognizes revenue for its receipt of fee income from Sponsored REITs that have not been acquired by us. FSP Property Management does not receive any rental income.

Investment Banking/Investment Services

Through our subsidiary FSP Investments LLC, which acts as a real estate investment banking firm and broker/dealer, we organize Sponsored REITs, and sell equity in them through private placements exempt from registration under the Securities Act of 1933. These single-purpose entities each typically acquire a single real estate asset. FSP Investments raises capital required to equitize these entities through best efforts offerings to "accredited investors" within the meaning of Regulation D of the Securities Act. We retain 100% of the common stock interest in the Sponsored REIT, though there is virtually no economic benefit or risk subsequent to the completion of the syndication. Since 1997, FSP Investments has sponsored 46 entities, 13 of which were Sponsored Entities, and 33 of which were Sponsored REITs.

FSP Investments derives revenue from syndication and other transaction fees received in connection with the sale of preferred stock in the Sponsored REITs and from fees paid by the Sponsored REITs for its services in identifying, inspecting and negotiating to purchase real properties on their behalf. FSP Investments is a registered broker/dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. We have made an election to treat FSP Investments as a "taxable REIT subsidiary" for federal income tax purposes.

Investment Objectives

Our investment objectives are to increase the cash available for distribution in the form of dividends to our stockholders and to create shareholder value by increasing revenue from rental income, any net gains from sales of properties and investment banking services. We expect that, through FSP Investments, we will continue to organize and cause the offering of Sponsored REITs in the future and that we will continue to derive investment banking/investment services income, from such activities as well as real estate revenue from loan origination fees, development fees and interest. We may also acquire additional real properties by direct cash purchase or by acquisition of Sponsored REITs, though we have no obligation to acquire or offer to acquire any Sponsored REIT in the future. In addition, we may invest in real estate by purchasing shares of preferred stock offered in the syndications of our Sponsored REITs.

From time to time, as market conditions warrant, we may sell properties owned by us. In 2006 we sold six properties and reached an agreement to sell another property. In 2005 we sold six properties and reached an agreement to sell another property. In 2004 no properties were sold. When we sell a property, we either distribute some or all of the sale proceeds to our stockholders as a distribution or retain some or all of such proceeds for investment in real properties or other corporate activities.

We may acquire, and have acquired, real properties in any geographic area of the United States and of any property type. We own 30 properties that are located in 15 different states. Of the 30 properties, 29 are office buildings (one of which was held for sale and was sold on January 31, 2007), and one is an industrial property. See Item 2 of this Annual Report on Form 10-K.

We rely on the following principles in selecting real properties for acquisition by a Sponsored REIT or FSP Corp. and managing them after acquisition:

- we seek to buy or develop investment properties at a price which produces value for investors and avoid overpaying for real estate merely to outbid competitors;
- we seek to buy or develop properties in excellent locations with substantial infrastructure in place around them and avoid investing in locations where the future construction of such infrastructure is speculative;
- we seek to buy or develop properties that are well-constructed and designed to appeal to a broad base of users and avoid properties where quality has been sacrificed to cost savings in construction or which appeal only to a narrow group of users;
- we aggressively manage, maintain and upgrade our properties and refuse to neglect or undercapitalize management, maintenance and capital improvement programs; and
- we believe that we have the ability to hold properties through down cycles and avoid leveraging properties and placing them at risk of foreclosure; as of February 21, 2007, none of our 29 properties was subject to mortgage debt, though we note that two Sponsored REITs organized by us are subject to mortgage debt.

Line of Credit

We currently have an unsecured revolving line of credit with a group of banks that provides for borrowings of up to $150,000,000. We have drawn on this line of credit, and intend to draw on this line of credit in the future, to obtain funds primarily for the purpose of making interim mortgage loans to Sponsored REITs or for interim financing of properties we acquire directly for our portfolio. We typically cause mortgage loans to Sponsored REITs to be secured by a first mortgage against the real property owned by the Sponsored REIT. We make these loans to enable a Sponsored REIT to acquire real property prior to the consummation of the offering of its equity interests, and the loan is repaid out of the offering proceeds. We have no restriction on the percentage of our assets that may be invested in any single mortgage.

Competition

With respect to our real estate investments, we face competition in each of the markets where the properties are located. In order to establish, maintain or increase the rental revenues for a property, it must be competitive on location, cost and amenities with other buildings of similar use. Some of our competitors may have significantly more resources than we do and may be able to offer more attractive rental rates or services. On the other hand, some of our competitors may be smaller or have less fixed overhead costs, less cash or other resources that make them willing or able to accept lower rents in order to maintain a certain occupancy level. In markets where there is not currently significant existing property competition, our competitors may decide to enter the market and build new buildings to compete with our existing projects or those in a development stage. Our competition is not only with other developers, but also with property users who choose to own their building or a portion of the building in the form of an office condominium, and larger market forces (including changes in interest rates and tax treatment) and individual decisions beyond our control may affect our ability to compete with those forms of ownership.

With respect to our investment banking and investment services business, we face competition for investment dollars from every other kind of investment, including stocks, bonds, mutual funds, exchange traded funds and other real-estate related investments, including other REITs. Some of our competitors have significantly more resources than we do and are able to advertise their investment products. Because the offerings of the Sponsored REITs are made pursuant to an exemption from registration under the Securities Act, FSP Investments may not advertise the Sponsored REITs or otherwise engage in any general solicitation of investors to purchase interests in the Sponsored REITs, which may affect our ability to compete for investment dollars. In addition, because we offer the Sponsored REITs only to accredited investors, our pool of potential investment clients is smaller than that available to some other financial institutions.

Employees

We had 37 full time and 1 part-time employees as of December 31, 2006.

Available Information

We are subject to the informational requirements of the Securities Exchange Act of 1934, and, in accordance therewith, we file reports and other information with the Securities and Exchange Commission (SEC). The reports and other information we file can be inspected and copied at the SEC Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Such reports and other information may also be obtained from the web site that the SEC maintains at http://www.sec.gov. Further information about the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

We make available, free of charge through our website www.franklinstreetproperties.com our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with the SEC.

Reports and other information concerning us may also be obtained electronically through a variety of databases, including, among others, the Electronic Data Gathering, Analysis, and Retrieval (EDGAR) program, Knight-Ridder Information Inc., Federal Filing/Dow Jones and Lexis/Nexis.

We will voluntarily provide paper copies of our filings and code of ethics upon written request received at the address on the cover of this Annual Report on Form 10-K, free of charge.

Item 1A. Risk Factors

The following important factors, among others, could cause actual results to differ materially from those indicated by forward-looking statements made in this Annual Report on Form 10-K and presented elsewhere by management from time-to-time.

If we are not able to collect sufficient rents from each of our owned real properties, we may suffer significant operating losses or a reduction in cash available for future dividends.

A substantial portion of our revenues are generated by the rental income of our real properties. If our properties do not provide us with a steady rental income, our revenues will decrease and may cause us to incur operating losses in the future.

We may not be able to find properties that meet our criteria for purchase.

Growth in our investment banking/investment services business and our portfolio of real estate is dependent on the ability of our acquisition executives to find properties for sale and/or development which meet our investment criteria. To the extent they fail to find such properties, we will be unable to syndicate offerings of Sponsored REITs to investors, and this segment of our business could have lower revenue, and we would be unable to increase the size of our portfolio of real estate, which would reduce the cash available for distribution to our stockholders.

If we are unable to fully syndicate a Sponsored REIT, we may be required to keep a balance outstanding on our line of credit or use our cash balance to repay our line of credit, which may reduce cash available for distribution to our stockholders.

We typically draw on our line of credit to make an interim mortgage loan to a Sponsored REIT, so that it can acquire real property prior to the consummation of the offering of its equity interests; this interim loan is typically secured by a first mortgage against the real property acquired by the Sponsored REIT. Once the offering has been completed, the Sponsored REIT typically repays the loan out of the offering proceeds. If we are unable to fully syndicate a Sponsored REIT, the Sponsored REIT could be unable to fully repay the loan, and we would have to satisfy our obligation under our line of credit through other means. If we are required to use cash for this purpose, we would have less cash available for distribution to our stockholders.

A default under our line of credit could have a material adverse effect on the cash available for distribution to our stockholders and would limit our growth.

We typically draw on our line of credit to make an interim mortgage loan to a Sponsored REIT, so that the Sponsored REIT can acquire real property prior to the consummation of the offering of such Sponsored REIT's equity interests. Once the offering has been completed, the Sponsored REIT typically repays the loan out of the offering proceeds. We also may use the line of credit to purchase properties directly for our real estate portfolio. A default under our line of credit could result in difficulty financing growth in both the investment banking/investment services and real estate segments of our business. It could also result in a reduction in the cash available for distribution to our stockholders because revenue for our investment banking/investment services segment is directly related to the amount of equity raised by Sponsored REITs which we syndicate. In addition, a significant part of our growth strategy is to acquire additional real properties by cash purchase or by acquisition of Sponsored REITs, and the inability to utilize the line of credit would make it substantially more difficult to pursue acquisitions by either method. To the extent we have a balance outstanding on the line of credit on the date of its default, we would have to satisfy our obligation through other means. If we are required to use cash for this purpose, we would have less cash available for distribution to our stockholders.

We face risks in continuing to attract investors for Sponsored REITs.

Our investment banking/investment services business continues to depend upon its ability to attract purchasers of equity interests in Sponsored REITs. Our success in this area will depend on the propensity and ability of investors who have previously invested in Sponsored REITs to continue to invest in future Sponsored REITs and on our ability to expand the investor pool for the Sponsored REITs by identifying new potential investors. Moreover, our investment banking/investment services business may be affected to the extent existing Sponsored REITs incur losses or have operating results that fail to meet investors' expectations.

We are dependent on key personnel.

We depend on the efforts of George J. Carter, our President and Chief Executive Officer and a Director; Barbara J. Fournier, our Chief Operating Officer, Treasurer, Secretary, a Vice President and a Director; John G. Demeritt, our Chief Financial Officer; Janet Prier Notopoulos, a Vice President and a Director; R. Scott MacPhee, an Executive Vice President; and William W. Gribbell, an Executive Vice President. If any of our executive officers were to resign, our operations could be adversely affected. We do not have employment agreements with any of our executive officers.

Our level of dividends may fluctuate.

Because our investment banking/investment services business is transactional in nature and real estate occupancy levels and rental rates can fluctuate, there is no predictable recurring level of revenue from such activities. As a result of this, the amount of cash available for distribution may fluctuate, which may result in us not being able to maintain or grow dividend levels in the future.

We face risks from tenant defaults or bankruptcies.

If any of our tenants defaults on its lease, we may experience delays in enforcing our rights as a landlord and may incur substantial costs in protecting our investment. In addition, at any time, a tenant of one of our properties may seek the protection of bankruptcy laws, which could result in the rejection and termination of such tenant's lease and thereby cause a reduction in cash available for distribution to our stockholders.

The real properties held by us may significantly decrease in value.

As of February 21, 2007, we owned 29 properties. Some or all of these properties may decline in value. To the extent our real properties decline in value, our stockholders could lose some or all the value of their investments. The value of our common stock may be adversely affected if the real properties held by us decline in value since these real properties represent the majority of the tangible assets held by us. Moreover, if we are forced to sell or lease the real property held by us below its initial purchase price or its carrying costs or if we are forced to lease real property at below market rates because of the condition of the property, our results of operations would be adversely affected and such negative results of operations may result in lower dividends being paid to holders of our common stock.

New acquisitions may fail to perform as expected.

We may acquire new properties, whether by direct FSP Corp. purchase with cash or our line of credit, by acquisition of Sponsored REITs or other entities by cash or through the issuance of shares of our stock or by investment in a Sponsored REIT. We acquired the four 2005 Target REITs and the properties they own on April 30, 2005, a property in Colorado in February 2005, another property in Indiana in July 2005 and another property in Texas in February 2006. We also acquired the five 2006 Target REITs and the properties they own on April 30, 2006, a property in Georgia in June 2006 and a property in Colorado in December 2006. Newly acquired properties may fail to perform as expected, in which case, our results of operations could be adversely affected.

We face risks in owning, developing and operating real property.

An investment in us is subject to the risks incident to the ownership, development and operation of real estate-related assets. These risks include the fact that real estate investments are generally illiquid, which may affect our ability to vary our portfolio in response to changes in economic and other conditions, as well as the risks normally associated with:

- changes in general and local economic conditions;
- the supply or demand for particular types of properties in particular markets;
- changes in market rental rates;
- the impact of environmental protection laws; and
- changes in tax, real estate and zoning laws.

Certain significant costs, such as real estate taxes, utilities, insurance and maintenance costs, generally are not reduced even when a property's rental income is reduced. In addition, environmental and tax laws, interest rate levels, the availability of financing and other factors may affect real estate values and property income. Furthermore, the supply of commercial space fluctuates with market conditions.

We may encounter significant delays in reletting vacant space, resulting in losses of income.

When leases expire, we will incur expenses and may not be able to re-lease the space on the same terms. Certain leases provide tenants the right to terminate early if they pay a fee. If we are unable to re-lease space promptly, if the terms are significantly less favorable than anticipated or if the costs are higher, we may have to reduce distributions to our stockholders. Typical lease terms range from five to ten years, so up to approximately 20% of our rental revenue from commercial properties could be expected to expire each year.

We face risks from geographic concentration.

The properties in our portfolio as of December 31, 2006, by aggregate square footage, are distributed geographically as follows: Southwest – 27%, Northeast – 12%, Midwest – 19%, West – 24% and Southeast – 18%. However, within certain of those regions, we hold a larger concentration of our properties in Dallas, Texas – 18%, Greater Denver, Colorado – 13%, Atlanta, Georgia – 11% and Houston, Texas – 8%. We are likely to face risks to the extent that any of these areas in which we hold a larger concentration of our properties suffer deteriorating economic conditions.

We compete with national, regional and local real estate operators and developers, which could adversely affect our cash flow.

Competition exists in every market in which our properties are currently located and in every market in which properties we may acquire in the future will be located. We compete with, among others, national, regional and numerous local real estate operators and developers. Such competition may adversely affect the percentage of leased space and the rental revenues of our properties, which could adversely affect our cash flow from operations and our ability to make expected distributions to our stockholders. Some of our competitors may have more resources than we do or other competitive advantages. Competition may be accelerated by any increase in availability of funds for investment in real estate. For example, decreases in interest rates tend to increase the availability of funds and therefore can increase competition. To the extent that our properties continue to operate profitably, this will likely stimulate new development of competing properties. The extent to which we are affected by competition will depend in significant part on local market conditions.

There is limited potential for revenue to increase from an increase in leased space in our properties.

We anticipate that future increases in revenue from our properties will be primarily the result of scheduled rental rate increases or rental rate increases as leases expire. Properties with higher rates of vacancy are generally located in soft economic markets so that it may be difficult to realize increases in revenue when vacant space is re-leased.

We are subject to possible liability relating to environmental matters, and we cannot assure you that we have identified all possible liabilities.

Under various federal, state and local laws, ordinances and regulations, an owner or operator of real property may become liable for the costs of removal or remediation of certain hazardous substances released on or in its property. Such laws may impose liability without regard to whether the owner or operator knew of, or caused, the release of such hazardous substances. The presence of hazardous substances on a property may adversely affect the owner's ability to sell such property or to borrow using such property as collateral, and it may cause the owner of the property to incur substantial remediation costs. In addition to claims for cleanup costs, the presence of hazardous substances on a property could result in the owner incurring substantial liabilities as a result of a claim by a private party for personal injury or a claim by an adjacent property owner for property damage.

In addition, we cannot assure you that:

- future laws, ordinances or regulations will not impose any material environmental liability;
- the current environmental conditions of our properties will not be affected by the condition of properties in the vicinity of such properties (such as the presence of leaking underground storage tanks) or by third parties unrelated to us;
- tenants will not violate their leases by introducing hazardous or toxic substances into our properties that could expose us to liability under federal or state environmental laws; or
- environmental conditions, such as the growth of bacteria and toxic mold in heating and ventilation systems or on walls, will not occur at our properties and pose a threat to human health.

We are subject to compliance with the Americans With Disabilities Act and fire and safety regulations, any of which could require us to make significant capital expenditures.

All of our properties are required to comply with the Americans With Disabilities Act (ADA), and the regulations, rules and orders that may be issued thereunder. The ADA has separate compliance requirements for "public accommodations" and "commercial facilities," but generally requires that buildings be made accessible to persons with disabilities. Compliance with ADA requirements might require, among other things, removal of access barriers and noncompliance could result in the imposition of fines by the U.S. government or an award of damages to private litigants.

In addition, we are required to operate our properties in compliance with fire and safety regulations, building codes and other land use regulations, as they may be adopted by governmental agencies and bodies and become applicable to our properties. Compliance with such requirements may require us to make substantial capital expenditures, which expenditures would reduce cash otherwise available for distribution to our stockholders.

We may lose capital investment or anticipated profits if an uninsured event occurs.

We carry, or our tenants carry, comprehensive liability, fire and extended coverage with respect to each of our properties, with policy specification and insured limits customarily carried for similar properties. There are, however, certain types of losses that may be either uninsurable or not economically insurable. Should an uninsured material loss occur, we could lose both capital invested in the property and anticipated profits.

Contingent or unknown liabilities acquired in mergers or similar transactions could require us to make substantial payments.

The properties which we acquired in mergers were acquired subject to liabilities and without any recourse with respect to liabilities, whether known or unknown. As a result, if liabilities were asserted against us based upon any of these properties, we might have to pay substantial sums to settle them, which could adversely affect our results of operations and financial condition and our cash flow and ability to make distributions to our stockholders. Unknown liabilities with respect to properties acquired might include:

- liabilities for clean-up or remediation of environmental conditions;
- claims of tenants, vendors or other persons dealing with the former owners of the properties; and
- liabilities incurred in the ordinary course of business.

Our employee retention plan may prevent changes in control.

During February 2006, our Board of Directors approved a change in control plan, which included a form of retention agreement and discretionary payment plan. Payments under the discretionary plan are capped at 1% of the market capitalization of FSP Corp. as reduced by the amount paid under the retention plan. The costs associated with these two components of the plan may have the effect of discouraging a third party from making an acquisition proposal for us and may thereby inhibit a change in control under circumstances that could otherwise give the holders of our common stock the opportunity to realize a greater premium over the then-prevailing market prices.

The price of our common stock may vary.

The market prices for our common stock may fluctuate with changes in market and economic conditions, including the market perception of REITs in general, and changes in the financial condition of our securities. Such fluctuations may depress the market price of our common stock independent of the financial performance of FSP Corp. The market conditions for REIT stocks generally could affect the market price of our common stock.

We would incur adverse tax consequences if we failed to qualify as a REIT.

The provisions of the tax code governing the taxation of real estate investment trusts are very technical and complex, and although we expect that we will be organized and will operate in a manner that will enable us to meet such requirements, no assurance can be given that we will always succeed in doing so. In addition, as a result of our acquisition of the target REITs pursuant to the mergers, we might no longer qualify as a real estate investment trust. We could lose our ability to so qualify for a variety of reasons relating to the nature of the assets acquired from the target REITs, the identity of the stockholders of the target REITs who become our stockholders or the failure of one or more of the target REITs to have previously qualified as a real estate investment trust. Moreover, you should note that if one or more of the REITs that we acquired in April 2006, April 2005 or June 2003 did not qualify as a real estate investment trust immediately prior to the consummation of its acquisition, we could be disqualified as a REIT as a result of such acquisition.

If in any taxable year we do not qualify as a real estate investment trust, we would be taxed as a corporation and distributions to our stockholders would not be deductible by us in computing our taxable income. In addition, if we were to fail to qualify as a real estate investment trust, we could be disqualified from treatment as a real estate investment trust in the year in which such failure occurred and for the next four taxable years and, consequently, we would be taxed as a regular corporation during such years. Failure to qualify for even one taxable year could result in a significant reduction of our cash available for distribution to our stockholders or could require us to incur indebtedness or liquidate investments in order to generate sufficient funds to pay the resulting federal income tax liabilities.

Provisions in our organizational documents may prevent changes in control.

Our Articles of Incorporation and Bylaws contain provisions, described below, which may have the effect of discouraging a third party from making an acquisition proposal for us and may thereby inhibit a change of control under circumstances that could otherwise give the holders of our common stock the opportunity to realize a premium over the then-prevailing market prices.

Ownership Limits. In order for us to maintain our qualification as a real estate investment trust, the holders of our common stock may be limited to owning, either directly or under applicable attribution rules of the Internal Revenue Code, no more than 9.8% of the lesser of the value or the number of our equity shares, and no holder of common stock may acquire or transfer shares that would result in our shares of common stock being beneficially owned by fewer than 100 persons. Such ownership limit may have the effect of preventing an acquisition of control of us without the approval of our board of directors. Our Articles of Incorporation give our board of directors the right to refuse to give effect to the acquisition or transfer of shares by a stockholder in violation of these provisions.

Staggered Board. Our board of directors is divided into three classes. The terms of these classes will expire in 2007, 2008 and 2009, respectively. Directors of each class are elected for a three-year term upon the expiration of the initial term of each class. The staggered terms for directors may affect our stockholders' ability to effect a change in control even if a change in control were in the stockholders' best interests.

Preferred Stock. Our Articles of Incorporation authorize our board of directors to issue up to 20,000,000 shares of preferred stock, par value $.0001 per share, and to establish the preferences and rights of any such shares issued. The issuance of preferred stock could have the effect of delaying or preventing a change in control even if a change in control were in our stockholders' best interest.

Increase of Authorized Stock. Our board of directors, without any vote or consent of the stockholders, may increase the number of authorized shares of any class or series of stock or the aggregate number of authorized shares we have authority to issue. The ability to increase the number of authorized shares and issue such shares could have the effect of delaying or preventing a change in control even if a change in control were in our stockholders' best interest.

Amendment of Bylaws. Our board of directors has the sole power to amend our Bylaws. This power could have the effect of delaying or preventing a change in control even if a change in control were in our stockholders' best interests.

Stockholder Meetings. Our Bylaws require advance notice for stockholder proposals to be considered at annual meetings of stockholders and for stockholder nominations for election of directors at special meetings of stockholders. Our Bylaws also provide that stockholders entitled to cast more than 50% of all the votes entitled to be cast at a meeting must join in a request by stockholders to call a special meeting of stockholders. These provisions could have the effect of delaying or preventing a change in control even if a change in control were in the best interests of our stockholders.

Supermajority Votes Required. Our Articles of Incorporation require the affirmative vote of the holders of no less than 80% of the shares of capital stock outstanding and entitled to vote in order (i) to amend the provisions of our Articles of Incorporation relating to the classification of directors, removal of directors, limitation of liability of officers and directors or indemnification of officers and directors or (ii) to amend our Articles of Incorporation to impose cumulative voting in the election of directors. These provisions could have the effect of delaying or preventing a change in control even if a change in control were in our stockholders' best interest.

Item 1B. Unresolved Staff Comments.

None.

Item 2. Properties

Set forth below is information regarding our properties as of December 31, 2006:

Property Location	Date of Purchase or Merged Entity Date of Purchase	Approx. Square Feet	Percent Leased as of 12/31/06	Approx. Number of Tenants	Major Tenants (1)
Office					
1515 Mockingbird Lane Charlotte, NC 28209	7/1/97	109,550	88%	72	Primary PhysicianCare
678-686 Hillview Drive Milpitas, CA 95035	3/9/99	36,288	100%	1	Headway Technologies, Inc.
600 Forest Point Circle Charlotte, NC 28273	7/8/99	62,212	87%	2	American Nat'l Red Cross Cellco Partnership d/b/a Verizon Wireless
18000 W. Nine Mile Rd. Southfield, MI 48075	9/30/99	215,306	91%	6	Int'l Business Machines Corp.
11211 Taylor Draper Lane Austin, TX 78759	12/29/99	68,533	90%	9	TriActive, Inc. CACI Technologies, Tiburon, Inc. State Farm Mutual Auto. Ins. Co. Rodriguez Transportation Group
10 Lyberty Way Westford, MA 01886	5/23/00	104,711	0%	0	Vacant
17030 Goldentop Road San Diego, CA 92127	9/22/00	141,405	100%	1	Northrop Grumman Corporation
4820 & 4920 Centennial Blvd. Colorado Springs, CO 80919	9/28/00	110,730	82%	3	Comcast of Colorado, Dalsa Colorado Springs, AMI Semiconductor, Inc.
14151 Park Meadow Drive Chantilly, VA 20151	3/15/01	134,850	100%	1	CACI, Inc.-Federal
1370 & 1390 Timberlake Manor Parkway, Chesterfield, MO 63017	5/24/01	232,722	95%	4	RGA Reinsurance Company AMDOCS, Inc.

Property Location	Date of Purchase or Merged Entity Date of Purchase	Approx. Square Feet	Percent Leased as of 12/31/06	Approx. Number of Tenants	Major Tenants (1)
501 & 505 South 336th Street Federal Way, WA 98003	9/14/01	117,227	0%	0	Vacant
50 Northwest Point Rd. Elk Grove Village, IL 60005	12/5/01	176,848	100%	1	Citicorp Credit Services
1350 Timberlake Manor Parkway Chesterfield, MO 63017	3/4/02	116,312	95%	7	RGA Reinsurance Company Metropolitan Life Ins. Company Wachovia Securities, LLC McLeod USA Telecom Svcs.
16285 Park Ten Place Houston, TX 77084	6/27/02	155,715	100%	5	Mustang Engineering, LP & TMI, Inc. a/k/a Trendmaker Homes
2730 - 2760 Junction Avenue 408-410 East Plumeria San Jose, CA 95134	8/27/02	145,951	19.1%	1	Techwell, Inc. (2)
15601 Dallas Parkway Addison, TX 75001	09/30/02	293,787	100%	11	The Staubach Company Behringer Harvard Holdings, LLC Credit Solutions of America, Inc. Noble Royalties, Inc. Systemware Professional Serv.
11680 Great Oaks Way Alpharetta, GA 30022	1/30/03	161,366	96%	4	AXIS Specialty Insurance Hagemeyer North America, Inc.
1500 & 1600 Greenville Ave. Richardson, TX 75080	3/3/03	298,766	100%	2	Tektronix Texas, LLC Argo Data Resource Corporation.
6500 & 6560 Greenwood Plaza Englewood, CO 80111	2/24/05	199,077	100%	1	Sybase, Inc.
3815-3925 River Crossing Pkwy Indianapolis, IN 46240	7/6/05	205,059	99%	21	Crowe Chizek & Company, LLP Somerset Financial Services, LLC The College Network, Inc.
5055 & 5057 Keller Springs Rd. Addison, TX 75001	2/24/06	218,934	96%	23	THC Liberty, Ltd.

Property Location	Date of Purchase or Merged Entity Date of Purchase	Approx. Square Feet	Percent Leased as of 12/31/06	Approx. Number of Tenants	Major Tenants (1)
2740 North Dallas Parkway Plano, TX 75093	12/15/00	116,622	92%	8	Quadrem US, Inc. Bluegreen Vacations Unlimited Activant, Masergy Comm.
5505 Blue Lagoon Drive Miami, FL 33126	11/6/03	212,619	100%	1	Burger King Corp.
5620, 5640 Cox Road Glen Allen, VA 23060	7/16/03	297,789	100%	1	Capital One Services, Inc.
1293 Eldridge Parkway Houston, TX 77077	1/16/04	248,399	100%	1	CITGO Petroleum
380 Interlocken Crescent Broomfield, CO 80021	8/15/03	240,184	64%	7	Cooley Godward LLP Montgomery Watson Americas
3625 Cumberland Boulevard Atlanta, GA 30339	6/22/06	387,267	94%	30	Corporate Holdings, LLC Century Business Svcs.
390 Interlocken Crescent Broomfield, CO 80021	12/21/06	241,516	90%	15	MSI, Vail Corp. Leopard Communications, Inc.
Sub Total Office		**5,049,745**			
Industrial 8730 Bollman Place Savage (Jessup), MD 20794	12/14/99	98,745	100%	1	Maines Paper and Foodservice, Inc.
Sub Total Industrial		**98,745**			
Grand Total (Assets with Ongoing Operations)		**5,148,490**			
Asset held for sale 33 & 37 Villa Road Greenville, SC 29615	3/1/98	144,029	50%	19	Concentrix Corp
Sub Total Asset Held for Sale		**144,029**			
Grand Total		**5,292,519**			

(1) Major tenants are tenants who occupy 10% or more of the space in an individual property.
(2) The Novellus lease at 2730-2760 Junction Avenue and 408-410 East Plumeria in San Jose, CA expired on 12/31/06, leaving a subtenant, Techwell, Inc., occupying only 19% of the space on a direct lease as of January 1, 2007.

All of the properties listed above are owned by us. None of our properties are subject to any mortgage loans. We have no material undeveloped or unimproved properties, or proposed programs for material renovation, improvement or development. We believe that our properties are adequately covered by insurance as of December 31, 2006.

Item 3. Legal Proceedings.

From time to time, we are subject to legal proceedings and claims that arise in the ordinary course of our business. Although occasional adverse decisions (or settlements) may occur, we believe that the final disposition of such matters will not have a material adverse effect on our financial position, cash flows or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders.

No matters were submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

Directors and Executive Officers of FSP Corp.

The following table sets forth the names, ages and positions of all our directors and executive officers as of February 21, 2007.

Name	Age	Position
George J. Carter (5)	58	President, Chief Executive Officer and Director
Barbara J. Fournier (4)	51	Vice President, Chief Operating Officer, Treasurer, Secretary and Director
Barry Silverstein (1) (2) (4)	73	Director
Dennis J. McGillicuddy (1) (2) (3)	65	Director
Georgia Murray (1) (2) (5)	56	Director
John N. Burke (1) (2) (4)	45	Director
John G. Demeritt	46	Chief Financial Officer
William W. Gribbell	47	Executive Vice President
R. Scott MacPhee	49	Executive Vice President
Janet Prier Notopoulos (3)	59	Vice President and Director

(1) Member of the Audit Committee
(2) Member of the Compensation Committee
(3) Class I Director
(4) Class II Director
(5) Class III Director

George J. Carter, age 58, is President, Chief Executive Officer and a Director of FSP Corp. and is responsible for all aspects of the business of FSP Corp. and its affiliates, with special emphasis on the evaluation, acquisition and structuring of real estate investments. Prior to the conversion, he was President of the general partner of the FSP Partnership (the "General Partner") and was responsible for all aspects of the business of the FSP Partnership and its affiliates. From 1992 through 1996 he was President of Boston Financial Securities, Inc. ("Boston Financial"). Prior to joining Boston Financial, Mr. Carter was owner and developer of Gloucester Dry Dock, a commercial shipyard in Gloucester, Massachusetts. From 1979 to 1988, Mr. Carter served as Managing Director in charge of marketing of First Winthrop Corporation, a national real estate and investment banking firm headquartered in Boston, Massachusetts. Prior to that, he held a number of positions in the brokerage industry including those with Merrill Lynch & Co. and Loeb Rhodes & Co. Mr. Carter is a graduate of the University of Miami (B.S.). Mr. Carter is a NASD General Securities Principal (Series 24) and holds a NASD Series 7 general securities license.

Barbara J. Fournier, age 51, is the Vice President, Chief Operating Officer, Treasurer, Secretary and a Director of FSP Corp. In addition, Ms. Fournier has as her primary responsibility, together with Mr. Carter, the management of all operating business affairs of FSP Corp. and its affiliates. Ms. Fournier was the Principal Financial Officer until March 2005. Prior to the conversion, Ms. Fournier was the Vice President, Chief Operating Officer, Treasurer and Secretary of the General Partner. From 1993 through 1996, she was Director of Operations for the private placement division of Boston Financial. Prior to joining Boston Financial, Ms. Fournier served as Director of Operations for Schuparra Securities Corp. and as the Sales Administrator for Weston Financial Group. From 1979 through 1986, Ms. Fournier worked at First Winthrop Corporation in administrative and management capacities; including Office Manager, Securities Operations and Partnership Administration. Ms. Fournier attended Northeastern University and the New York Institute of Finance. Ms. Fournier is a NASD General Securities Principal (Series 24). She also holds other NASD supervisory licenses including Series 4 and Series 53, and a NASD Series 7 general securities license.

Barry Silverstein, age 73, has been a Director of the Company since May 2002. Mr. Silverstein took his law degree from Yale University in 1957 and subsequently held positions as attorney/officer/director of various privately-held manufacturing companies in Chicago, Illinois. In 1964, he moved to Florida to manage his own portfolio and to teach at the University of Florida Law School. In 1968, Mr. Silverstein became the principal founder and shareholder in Coaxial Communications, a cable television company. In 1998 and 1999, Coaxial sold its cable systems. Since January 2001, Mr. Silverstein has been a private investor.

Dennis J. McGillicuddy, age 65, has been a Director of the Company since May 2002. Mr. McGillicuddy graduated from the University of Florida with a B.A. degree and from the University of Florida Law School with a J.D. degree. In 1968, Mr. McGillicuddy joined Barry Silverstein in founding Coaxial Communications, a cable television company. In 1998 and 1999, Coaxial sold its cable systems. Mr. McGillicuddy has served on the boards of various charitable organizations. He is currently president of the Board of Trustees of Florida Studio Theater, a professional non-profit theater organization, and he serves as a Co-Chair, together with his wife, of Embracing Our Differences, an annual month long art exhibit that promotes the values of diversity and inclusion. Also, Mr. McGillicuddy is an officer and board member of The Florida Winefest and Auction Inc., a Sarasota-based charity, which provides funding for programs of local charities that deal with disadvantaged children and their families.

Georgia Murray, age 56, has been a Director of the Company since April 2005 and Chair of the Compensation Committee since October 2006. Ms. Murray is retired from Lend Lease Real Estate Investments, Inc., where she served as a Principal from November 1999 until May 2000. From 1987 through October 1999, Ms. Murray served as Senior Vice President and Director of The Boston Financial Group, Inc. Boston Financial was an affiliate of the Boston Financial Group, Inc. She is a member of the Urban Land Institute and a past President of the Multifamily Housing Institute. She previously served on the Board of Directors of the Capital Crossing Bank, Boston, Massachusetts. She serves on the boards of numerous non-profit entities. Ms. Murray is a graduate of Newton College.

John N. Burke, age 45, has been a Director of the Company and Chair of the Audit Committee since June 2004. Prior to staring his own accounting, tax and consulting firm in January 2003, he was an Assurance Partner in the Boston office of BDO Seidman, LLP, an international accounting and consulting firm. From 1987 to 2003, Mr. Burke served several private and publicly traded real estate clients at BDO Seidman, LLP and assisted companies with initial public offerings, private equity and debt financings and merger and acquisition transactions. Mr. Burke's consulting experience includes SEC reporting matters, compliance with Sarbanes-Oxley, tax and business planning and evaluation of internal controls and management information systems. Mr. Burke is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants. Mr. Burke holds a Master's of Science in Taxation and studied undergraduate accounting and finance at Bentley College.

John G. Demeritt, age 46, has been the Chief Financial Officer since March 2005 and previously was Senior Vice President, Finance and Principal Accounting Officer of FSP Corp. Prior to joining the Company in September 2004, Mr. Demeritt was a Manager with Vitale Caturano & Company, Ltd., an independent accounting firm where he focused on Sarbanes Oxley compliance. Previously, from March 2002 to March 2004 he provided consulting services to public and private companies where he focused on SEC filings, evaluation of business processes and acquisition integration. During 2001 and 2002 he was Vice President of Financial Planning & Analysis at Cabot Industrial Trust, a publicly traded real estate investment trust, which was acquired by CalWest in December 2001. From October 1995 to December 2000 he was Controller and Officer of The Meditrust Companies, a publicly traded real estate investment trust (formerly known as the The La Quinta Companies, which was then acquired by the Blackstone Group), where he was involved with a number of merger and financing transactions. Prior to that, from 1986 to 1995 he had financial and accounting responsibilities at three other public companies, and was previously associated with Laventhol & Horwath, an independent accounting firm from 1983 to 1986. Mr. Demeritt is a Certified Public Accountant and holds a Bachelor of Science degree from Babson College.

William W. Gribbell, age 47, is an Executive Vice President of FSP Corp. and has as his primary responsibility the direct equity placement of the Sponsored REITs. Prior to the conversion, Mr. Gribbell was an Executive Vice President of the General Partner. From 1993 through 1996 he was an executive officer of Boston Financial. From 1989 to 1993 Mr. Gribbell worked at Winthrop Financial Associates. Mr. Gribbell is a graduate of Boston University (B.A.). Mr. Gribbell holds a NASD Series 7 general securities license.

R. Scott MacPhee, age 49, is an Executive Vice President of FSP Corp. and has as his primary responsibility the direct equity placement of the Sponsored REITs. Prior to the conversion, Mr. MacPhee was an Executive Vice President of the General Partner. From 1993 through 1996 he was an executive officer of Boston Financial. From 1985 to 1993 Mr. MacPhee worked at Winthrop Financial Associates. Mr. MacPhee attended American International College. Mr. MacPhee holds a NASD Series 7 general securities license.

Janet Prier Notopoulos, age 59, is a Vice President and a Director of FSP Corp. and President of FSP Property Management and has as her primary responsibility the oversight of the management of the real estate assets of FSP Corp. and its affiliates. Prior to the conversion, Ms. Notopoulos was a Vice President of the General Partner. Prior to joining the FSP Partnership in 1997, Ms. Notopoulos was a real estate and marketing consultant for various clients. From 1975 to 1983, she was Vice President of North Coast Properties, Inc., a Boston real estate investment company. Between 1969 and 1973, she was a real estate paralegal at Goodwin, Procter & Hoar. Ms. Notopoulos is a graduate of Wellesley College (B.A.) and the Harvard School of Business Administration (M.B.A).

With the exception of John G. Demeritt, each of the above executive officers has been a full-time employee of FSP Corp. for the past five fiscal years.

There are no family relationships among any of the directors or executive officers.

PART II

Item 5. Market For Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Commencing on June 2, 2005 the common stock of the Company began trading on the American Stock Exchange under the symbol FSP. The following table sets forth the high and low sales prices of the common stock on the American Stock Exchange for the applicable quarterly periods. Prior to June 2, 2005 there was no established public trading market for our common stock.

Three Months Ended	Range High	Range Low
December 31, 2006	$ 21.05	$ 19.55
September 30, 2006	$ 20.29	$ 18.36
June 30, 2006	$ 21.98	$ 19.68
March 31, 2006	$ 21.85	$ 19.95
December 31, 2005	$ 21.39	$ 15.84
September 30, 2005	$ 20.51	$ 16.00
June 30, 2005	$ 22.00	$ 18.00

As of February 21, 2007, there were 5,975 holders of record of our common stock.

On January 19, 2007 we declared a dividend of $0.31 per share of our common stock payable to stockholders of record as of January 31, 2007 that was paid on February 20, 2007. Set forth below are the distributions per share of common stock made by FSP Corp. in each quarter since 2004.

Quarter Ended	Distribution Per Share of Common Stock of FSP Corp.
December 31, 2006	$0.31
September 30, 2006	$0.31
June 30, 2006	$0.31
March 31, 2006	$0.31
December 31, 2005	$0.31
September 30, 2005	$0.21
June 30, 2005	$0.41
March 31, 2005	$0.31
December 31, 2004	$0.31
September 30, 2004	$0.31
June 30, 2004	$0.31
March 31, 2004	$0.31

While not guaranteed, we expect that cash dividends on our common stock comparable to our most recent quarterly dividend will continue to be paid in the future.

The following table provides information about purchases by Franklin Street Properties Corp. during the quarter ended December 31, 2006 of its common stock:

ISSUER PURCHASES OF EQUITY SECURITIES

Period	(a) Total Number of Shares (or Units) Purchased (1) (2)	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs (1) (2)	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs (1) (2)
10/01/06-10/31/06	0	N/A	0	$21,008,101
11/01/06-11/30/06	0	N/A	0	$21,008,101
12/01/06-12/31/06	0	N/A	0	$21,008,101
Total:	0	N/A	0	$21,008,101

(1) Our Articles of Incorporation provide that we will use our best efforts to redeem shares of our common stock from stockholders who request such redemption. Any FSP Corp. stockholder wishing to have shares redeemed must make such a request no later than July 1 of any year for a redemption that would be effective the following January 1. This obligation is subject to significant conditions. However, as our common stock is currently listed for trading on the American Stock Exchange, we are no longer obligated to, and do not intend to, effect any such redemption.

(2) On October 28, 2005 FSP Corp. announced that the Board of Directors of FSP Corp. had authorized the repurchase of up to $35 million of the Company's common stock from time to time in the open market or in privately negotiated transactions. The stock repurchase authorization expires at the earlier of (i) November 1, 2007 or (ii) a determination by the Board of Directors of FSP Corp. to discontinue repurchases.

Item 6. Selected Financial Data.

The following selected financial information is derived from the historical consolidated financial statements of FSP Corp. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 and with the FSP Corp.'s consolidated financial statements and related notes thereto included in Item 8.

	Year Ended December 31,				
	2006	2005	2004	2003	2002
(In thousands, except per share or unit amounts)					
Operating Data:					
Total revenue	$ 114,368	$ 78,180	$ 69,462	$ 55,930	$ 36,635
Income from:					
Continuing operations	43,999	31,892	34,064	28,079	17,821
Discontinued operations	5,492	12,731	13,699	11,939	9,491
Gain on sale of properties	61,438	30,493	-	6,362	-
Net income	110,929	75,116	47,763	46,380	27,312
Basic and diluted income per share:					
Continuing operations	0.66	0.56	0.69	0.72	0.72
Discontinued operations	0.08	0.22	0.27	0.30	0.39
Gain on sale of properties	0.91	0.54	-	0.16	-
Total	1.65	1.32	0.96	1.18	1.11
Distributions declared per share outstanding (1):	1.24	1.24	1.24	1.36	1.24

	As of December 31,				
	2006	2005	2004	2003	2002
Balance Sheet Data:					
Total assets	$ 955,317	$ 677,173	$ 573,111	$ 528,529	$ 201,936
Total liabilities	33,355	15,590	70,023	11,674	4,771
Total shareholders'/partners capital	921,962	661,583	503,088	516,855	197,165

(1) In 2003 a special dividend of $0.12 per share was paid relating to the sale of two residential properties.

The 2006, 2005 and 2003 financial statements reflect acquisition by merger of 5, 4 and 13 Sponsored REITs, respectively. Prior to their acquisition, FSP Corp. held a non-controlling common interest with virtually no economic benefits or risks in these REITs, and a preferred interest in one of the 2006 Target REITs.

Item 7. <u>Management's Discussion and Analysis of Financial Condition and Results of Operations.</u>

The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report. Historical results and percentage relationships set forth in the consolidated financial statements, including trends which might appear, should not be taken as necessarily indicative of future operations. The following discussion and other parts of this Annual Report on Form 10-K may also contain forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those indicated in such forward-looking statements. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. Investors are cautioned that our forward-looking statements involve risks and uncertainty, including without limitation changes in economic conditions in the markets in which we own properties, changes in the demand by investors for investment in Sponsored REITs, risks of a lessening of demand for the types of real estate owned by us, changes in government regulations, and expenditures that cannot be anticipated such as utility rate and usage increases, unanticipated repairs, additional staffing, insurance increases and real estate tax valuation reassessments. See "Risk Factors" in Item 1A. Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We may not update any of the forward-looking statements after the date this Annual Report on Form 10-K is filed to conform them to actual results or to changes in our expectations that occur after such date, other than as required by law.

<u>Overview</u>

FSP Corp. or the Company, operates in two business segments: real estate operations and investment banking/investment services. The real estate operations segment involves real estate rental operations, leasing, interim acquisition financing, development services, asset/property management services, property acquisitions and dispositions. The investment banking/investment services segment involves the structuring of real estate investments and broker/dealer services that include the organization of Sponsored REITs, the acquisition and development of real estate on behalf of Sponsored REITs and the raising of capital to equitize the Sponsored REITs through sale of preferred stock in private placements.

The main factor that affects our real estate operations is the broad economic market conditions in the United States. These market conditions affect the occupancy levels and the rent levels on both a national and local level. We have no influence on the national market conditions. We look to acquire and/or develop quality properties in good locations in order to lessen the impact of downturns in the market and to take advantage of upturns when they occur.

Our investment banking/investment services customers are primarily institutions and high net-worth individuals. To the extent that the broad capital markets affect these investors our business is also affected. These investors have many investment choices. We must continually search for real estate at a price and at a competitive risk/reward rate of return that meets our customer's risk/reward profile for providing a stream of income and as a long-term hedge against inflation.

<u>Trends and Uncertainties</u>

Real Estate Operations

Our property operations during the fourth quarter of 2006 produced profit results that were generally in line with management's expectations. We believed 2006 would be a mixed year for real estate rental operations especially in the office sector, which is our primary property type. In fact, 2006 showed some modest improvement in occupancy, but little rental rate movement in most real estate markets that we are in around the country. In most of our office markets, occupancy rates increased 1%-1.5% and sublease inventory continued to decrease. The general economy did continue to improve in 2006, and management believes that 2007 may continue the positive trend and show legitimate broad-based improvement in real estate operating fundamentals, particularly in the office markets in which we are involved. Nevertheless, assuming a normal cyclical continuation of the current U.S. economic expansion, it is likely to take at least one more year for office occupancies and rents to reach levels that were prevalent in 1999, 2000, and 2001.

The portfolio was approximately 89% leased at December 31, 2006 excluding leases expiring on that date. Approximately 10% of the square footage in our real estate portfolio has leases that are scheduled to expire in 2007 as compared to 17% that was scheduled to expire in 2006. We cannot predict when existing vacancy will be leased or if existing tenants with expiring leases will renew their leases or what the terms and conditions of the lease renewals will be, although we expect to renew or sign new leases at current market rates for the locations in which the buildings are located, which in some cases will be below the expiring rental rates.

Discontinued Operations and Property Dispositions

During the year ended December 31, 2006, the Company disposed of one apartment property and five commercial properties. The apartment property is located in Katy, Texas. The five commercial properties are located in Santa Clara, California, Fairfax and Herndon, Virginia and North Andover and Peabody, Massachusetts. An agreement was also reached to sell an office property in Greenville, South Carolina, which was sold on January 31, 2007. During the year ended December 31, 2005, the Company disposed of three apartment properties and three commercial properties. The three apartment properties included two that are located in Houston, Texas; and one in Baton Rouge, Louisiana. The three commercial properties are located in Folsom, California, Columbia, Maryland and San Diego, California. Accordingly, as of December 31, 2006 the South Carolina property is held for sale and is classified as such on our financial statements. The operating results for these real estate assets have been reflected as discontinued operations in the financial statements for the years ended December 31, 2006, 2005 and 2004.

We continue to evaluate our portfolio, and in the future may decide to dispose of additional properties from time-to-time in the ordinary course of business.

Investment Banking/Investment Services

Unlike our real estate operations business, which provides a rental revenue stream which is ongoing and recurring in nature, our investment banking/investment services business is transactional in nature. The Sponsored REIT syndications completed this year and the related amount of equity raised in 2006 were above our expectations. Future business in this area, while always uncertain, is becoming more encouraging to us than in the past two years.

Our property acquisition executives continue to be concerned about high valuation levels for prime commercial investment real estate. It appears that a combination of factors, including low interest rates, a growing general economy and substantially increased capital allocation to real estate assets is increasing prices on many properties we would have an interest in acquiring. This upward pressure on prices is causing capitalization rates to fall and prices per square foot to rise. Specifically, our acquisition executives have a challenge identifying enough property at a price acceptable under our investment criteria to grow our overall investment banking/investment services business. Higher revenues from this business increased Net Income and Adjusted Funds From Operations (AFFO) during 2006. As 2007 begins, valuation levels for many top quality investment properties remain at historically high levels, with significant competition from a variety of capital sources to acquire them. We continue to rely solely on our in-house investment executives to access interested investors who have capital they can afford to place in an illiquid position for an indefinite period of time (i.e., invest in a Sponsored REIT). We also continue to evaluate whether our in-house sales force is capable, either through our existing client base or through new clients, of raising sufficient investment capital in Sponsored REITs to achieve future performance objectives.

Critical Accounting Policies

We have certain critical accounting policies that are subject to judgments and estimates by our management and uncertainties of outcome that affect the application of these policies. We base our estimates on historical experience and on various other assumptions we believe to be reasonable under the circumstances. On an on-going basis, we evaluate our estimates. In the event estimates or assumptions prove to be different from actual results, adjustments are made in subsequent periods to reflect more current information. The accounting policies that we believe are most critical to the understanding of our financial position and results of operations, and that require significant management estimates and judgments, are discussed below.

Critical accounting policies are those that have the most impact on the reporting of our financial condition and results of operations and those requiring significant judgments and estimates. We believe that our judgments and estimates are consistently applied and produce financial information that fairly presents our results of operations. Our most critical accounting policies involve our investments in Sponsored REITs and our investments in real property. These policies affect our:

- allocation of purchase prices between various asset categories and the related impact on our recognition of rental income and depreciation and amortization expense;
- assessment of the carrying values and impairments of long lived assets;
- classification of leases; and
- revenue recognition in the syndication of Sponsored REITs.

Allocation of Purchase Price

We have historically allocated the purchase prices of properties to land, buildings and improvements. Each component of purchase price generally has a different useful life. For properties acquired subsequent to June 1, 2001, the effective date of Statement of Financial Accounting Standards ("SFAS") No. 141 "Business Combinations," we allocate the value of real estate acquired among land, buildings, improvements and identified intangible assets and liabilities, which may consist of the value of above market and below market leases, the value of in-place leases, and the value of tenant relationships. Purchase price allocations and the determination of the useful lives are based on management's estimates. Under some circumstances we may rely upon studies commissioned from independent real estate appraisal firms in determining the purchase price allocations.

Purchase price allocated to land and building and improvements is based on management's determination of the relative fair values of these assets assuming the property was vacant. Management determines the fair value of a property using methods similar to those used by independent appraisers. Purchase price allocated to above market leases is based on the present value (using an interest rate which reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) our estimate of fair market lease rates for the corresponding leases, measured over a period equal to the remaining non-cancelable terms of the respective leases. Purchase price allocated to in-place leases and tenant relationships is determined as the excess of (i) the purchase price paid for a property after adjusting existing in-place leases to market rental rates over (ii) the estimated fair value of the property as if vacant. This aggregate value is allocated between in-place lease values and tenant relationships is based on management's evaluation of the specific characteristics of each tenant's lease; however, the value of tenant relationships has not been separated from in-place lease value because such value and its consequence to amortization expense is immaterial for acquisitions reflected in our financial statements. Factors considered by us in performing these analyses include (i) an estimate of carrying costs during the expected lease-up periods, including real estate taxes, insurance and other operating income and expenses, and (ii) costs to execute similar leases in current market conditions, such as leasing commissions, legal and other related costs. If future acquisitions result in our allocating material amounts to the value of tenant relationships, those amounts would be separately allocated and amortized over the estimated life of the relationships.

Depreciation Expense

We compute depreciation expense using the straight-line method over estimated useful lives of up to 39 years for buildings and improvements, and up to 15 years for personal property. Costs incurred in connection with leasing (primarily tenant improvements and leasing commissions) are capitalized and amortized over the lease period. The allocated cost of land is not depreciated. The capitalized above-market lease values (included in acquired real estate leases in our consolidated balance sheets) are amortized as a reduction to rental income over the remaining non-cancelable terms of the respective leases. The value of above or below-market leases is amortized over the remaining non-cancelable periods of the respective leases. The value of in-place leases, exclusive of the value of above-market and below-market in-place leases, is also amortized over the remaining non-cancelable periods of the respective leases. If a lease is terminated prior to its stated expiration, all unamortized amounts relating to that lease are written off. Inappropriate allocation of acquisition costs, or incorrect estimates of useful lives, could result in depreciation and amortization expenses which do not appropriately reflect the allocation of our capital expenditures over future periods, as is required by generally accepted accounting principles.

Impairment

We periodically evaluate our real estate properties for impairment indicators. These indicators may include declining tenant occupancy, weak or declining tenant profitability, cash flow or liquidity, our decision to dispose of an asset before the end of its estimated useful life or legislative, economic or market changes that permanently reduce the value of our investments. If indicators of impairment are present, we evaluate the carrying value of the property by comparing it to its expected future undiscounted cash flows. If the sum of these expected future cash flows is less than the carrying value, we reduce the net carrying value of the property to the present value of these expected future cash flows. This analysis requires us to judge whether indicators of impairment exist and to estimate likely future cash flows. If we misjudge or estimate incorrectly or if future tenant profitability, market or industry factors differ from our expectations, we may record an impairment charge which is inappropriate or fail to record a charge when we should have done so, or the amount of such charges may be inaccurate.

Lease Classification

Some of our real estate properties are leased on a triple net basis, pursuant to non-cancelable, fixed term, operating leases. Each time we enter a new lease or materially modify an existing lease we evaluate whether it is appropriately classified as a capital lease or as an operating lease. The classification of a lease as capital or operating affects the carrying value of a property, as well as our recognition of rental payments as revenue. These evaluations require us to make estimates of, among other things, the remaining useful life and market value of a property, discount rates and future cash flows. Incorrect assumptions or estimates may result in misclassification of our leases.

Revenue Recognition

We earn syndication and transaction fees in connection with the syndication of Sponsored REITs. This revenue is recognized pursuant to the provisions of SFAS No. 66 "Accounting for Sales of Real Estate," and Statement of Position 92-1 "Accounting for Real Estate Syndication Income." Revenue is recognized provided the criteria for sale accounting in SFAS No. 66 are met. Accordingly, we recognize syndication fees related to commissions when shares of the Sponsored REIT are sold and the investor's funds have been transferred from escrow into our account. We recognize transaction fees related to loan commitment and acquisition fees upon an investor closing and the subsequent payment of the Sponsored REIT's loan and fees payable to us. Other transaction fees are recognized upon the final closing of the syndication of the Sponsored REIT.

Ownership of Stock in a Sponsored REIT

Common stock investments in Sponsored REITs are consolidated while the entity is controlled by the Company. Following the commencement of syndication the Company exercises influence over, but does not control these entities and investments are accounted for using the equity method. Once under the equity method of accounting, our cost basis is adjusted by its share of the Sponsored REITs' earnings, if any, prior to completion of the syndication. Equity in losses of Sponsored REITs is not recognized to the extent that the investment balance would become negative. Distributions received are recognized as income once the investment balance is reduced to zero, unless there is an asset held for syndication from the Sponsored REIT entity. Equity in losses or distributions received in excess of investment is recorded as an adjustment to the carrying value of the asset held for syndication.

We recognize our share of the operations during the period we consolidate and when the equity method is appropriate, as opposed to classifying the Sponsored REITs as discontinued operations, because we earn an ongoing asset and/or property management fee from Sponsored REITs. These ongoing fees, in addition to the influence that we exercise over the Sponsored REIT, constitute a continuing involvement between the Company and the Sponsored REIT and preclude treatment as discontinued operations.

We have acquired a preferred stock interest in two Sponsored REITs. As a result of our common stock interest and our preferred stock interest in these two Sponsored REITs, we exercise influence over, but do not control these entities. These preferred share investments are accounted for using the equity method. Under the equity method of accounting our cost basis is adjusted by our share of the Sponsored REITs' operations and distributions received are recognized as income. We also agreed to vote our shares in any matter presented to a vote by the stockholders of these Sponsored REITs in the same proportion as shares voted by other stockholders of the Sponsored REITs.

These policies involve significant judgments made based upon our experience, including judgments about current valuations, ultimate realizable value, estimated useful lives, salvage or residual value, the ability of our tenants to perform their obligations to us, current and future economic conditions and competitive factors in the markets in which our properties are located. Recent declines in our occupancy percentages at some of our properties reflect current economic conditions and competition. Competition, economic conditions and other factors may cause additional occupancy declines in the future. In the future we may need to revise our carrying value assessments to incorporate information which is not now known and such revisions could increase or decrease our depreciation expense related to properties we own, result in the classification of our leases as other than operating leases or decrease the carrying values of our assets.

Recent Accounting Standards

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of this standard is not expected to have material impact on the Company's financial position, operations or cash flow.

In June 2006, the FASB issued FASB Interpretation No. 48, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. The guidance is effective for periods beginning after December 15, 2006. The adoption of this standard is not expected to have material impact on the Company's financial position, operations or cash flow.

In June 2005, the FASB ratified the consensus reached by the Emerging Issues Task Force ("EITF") regarding EITF No. 05-6, "Determining the Amortization Period for Leasehold Improvements." The guidance requires that leasehold improvements acquired in a business combination, or purchased subsequent to the inception of a lease, be amortized over the lesser of the useful life of the assets or a term that includes renewals that are reasonably assured at the date of the business combination or purchase. The guidance is effective for periods beginning after June 29, 2005. The Company has adopted EITF 05-6, which did not materially impact the Company's results of operations, financial position, or liquidity.

In March 2005, the FASB issued Interpretation No. 47, accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No. 143 ("FIN 47"). FIN 47 clarifies that the term conditional asset retirement obligation as used in FASB Statement 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Thus, the timing and (or) method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 was effective for the fiscal year ending December 31, 2005. The adoption of FIN 47 did not have a material impact on the Company's financial position, results of operations or cash flows.

Results of Operations

We operate in two business segments: Real Estate Operations and Investment Banking/Investment Services. We consider contribution from each segment in evaluating performance. Contribution includes revenue from each segment, less related expenses such as rental property operating expenses, depreciation and amortization, commissions and interest income and expense. Selling, general and administrative expenses arise primarily from corporate related expenses and costs associated with our headquarters in Wakefield, Massachusetts where both business segments are managed and can shift between the segments depending on the level of activity in each segment and other factors. Some of the more significant factors include:

- Increases and decreases in the number of owned properties in our real estate portfolio, and the related impact of transactions such as direct acquisition and disposition of real estate assets;
- Increases and decreases in the number of Sponsored REITs, which are managed by the REIT, and the related impact of creating the Sponsored REITs;
- Trends in the level of syndication proceeds in our investment banking segment; and
- Increases and decreases in the level of management time related to each of our segments.

As a result of these factors, we compare the total selling, general and administrative expenses from period-to-period as we believe it more meaningful than comparison of allocated expenses to each segment.

The following table shows each segment for the years ended December 31, 2006 and 2005.

(in thousands)

	2006	2005	Change
Real Estate Operations			
Revenues:			
Rental income	$ 90,270	$ 57,693	$ 32,577
Transaction fees	9,836	8,062	1,774
Management fees and interest income from loans	2,114	1,807	307
	102,220	67,562	34,658
Expenses:			
Real estate operating expenses	20,845	12,331	8,514
Real estate taxes and insurance	13,220	8,568	4,652
Depreciation and amortization	22,699	12,371	10,328
Interest	2,448	2,997	(549)
	59,212	36,267	22,945
Other items:			
Interest income	2,948	1,553	1,395
Equity in earnings of non-consolidated REIT's	845	1,397	(552)
	3,793	2,950	843
Contribution from real estate	46,801	34,245	12,556
Investment Banking/Investment Services			
Revenues:			
Syndication fees	10,693	9,268	1,425
Transaction fees	1,426	1,350	76
Other income	30	-	30
	12,149	10,618	1,531
Expenses:			
Commissions	5,522	5,005	517
Depreciation and amortization	121	132	(11)
	5,643	5,137	506
Other items:			
Interest income	49	36	13
Taxes on income	(839)	(422)	(417)
	(790)	(386)	(404)
Contribution from investment banking	5,716	5,095	621
Selling, general and administrative expenses	8,518	7,448	1,070
Income from continuing operations	43,999	31,892	12,107
Discontinued operations, less applicable income tax:			
Income from discontinued operations	5,492	12,731	(7,239)
Gain on sale of properties	61,438	30,493	30,945
Net income	$ 110,929	$ 75,116	$ 35,813

Comparison of the year ended December 31, 2006 to the year ended December 31, 2005

The real estate segment includes operating results of properties held in our real estate portfolio, commitment fee income earned on real estate loans and development fees earned for services provided. During 2005 we increased the real estate portfolio by four properties from the merger of the 2005 Target REITs and two properties by acquisitions completed during the year. We also sold six properties in the second half of 2005 and reached an agreement to sell another property, which closed in the second quarter of 2006. As a result, as of December 31, 2005 we operated 27 properties and had one property held for sale. During 2006 we acquired the five 2006 Target REITs by merger, acquired three additional properties with cash, sold six properties and reached an agreement to sell another property, which closed on January 31, 2007. As a result, as of December 31, 2006 we operated 29 properties and had one property held for sale.

Acquisitions, Mergers and Dispositions:

In February 24, 2005 we acquired one commercial property in Colorado, on April 30, 2005 we completed the acquisition by merger of the four 2005 Target REITs, and in July 6, 2005 we acquired one commercial property in Indiana. On February 24, 2006 we acquired one commercial property in Texas, on April 30, 2006 we completed the acquisition by merger of the five 2006 Target REITs, on June 27, 2006 we acquired a commercial property in Georgia and on December 21, 2006 we acquired a commercial property in Broomfield, Colorado. The results of operations for each of the acquired or merged properties are included in our operating results as of their respective purchase or merger dates. Increases in rental revenues and expenses for the year ended December 31, 2006 as compared to the same periods in 2005 are primarily a result of the timing of these acquisitions and subsequent contribution of these acquired properties. The operating results of the twelve properties sold and the property held for sale were classified as discontinued operations in our financial statements for all periods presented.

Sales of Real Estate:

The sales of real estate in 2006 included the following. On May 24, 2006 we sold an apartment building in Katy, Texas, and on May 31, 2006 we sold two commercial properties, one in Santa Clara, California and another in Fairfax, Virginia. On August 9, 2006 we sold a commercial property in Peabody, Massachusetts, on November 16, 2006 we sold a commercial property in Herndon, Virginia and on December 21, 2006 we sold a commercial property in North Andover, Massachusetts. As of December 31, 2006, we classified a property in Greenville, South Carolina as held-for-sale, which was sold on January 31, 2007.

Investment Banking:

Our investment banking/investment services segment completed the syndication of two Sponsored REITs with total gross proceeds of $170.2 million in 2006 compared to three Sponsored REITs with total gross proceeds of $138.8 million in 2005. During the year ended December 31, 2004 we completed eight Sponsored REITs with total gross proceeds of $208.2 million. The $31.4 million increase in 2006 reversed the trend of declines noted in 2005, which had been attributable to difficulty in finding properties that met our investment criteria, and is discussed above in "Trends and Uncertainties – Investment Banking/Investment Services." Revenues and expenses for investment banking/investment services are directly related to the gross proceeds of these syndications.

<u>Overview</u>

Total revenues increased $36.2 million, or 46.3%, to $114.4 million for the year ended December 31, 2006 as compared to $78.2 million for the year ended December 31, 2005. Total expenses were $73.4 million for the year ended December 31, 2006, an increase of $24.5 million, or 50.2%, compared to the year ended December 31, 2005. The increase in revenue and expenses were primarily a result of acquisitions and mergers in our real estate segment discussed above and, to a lesser extent an increase in Investment Banking/Investment Services contribution in 2006 compared to 2005. Each segment is further discussed below.

Real Estate Operations

Contribution from the real estate segment was $46.8 million for the year ended December 31, 2006; an increase of $12.6 million, or 36.7%, compared to the year ended December 31, 2005. The increase is primarily attributable to:

- An increase in real estate operating income of $19.4 million to $56.2 million for the year ended December 31, 2006 compared to $36.8 million for same period in 2005. We define real estate operating income as rental revenues less real estate operating expenses, real estate taxes and insurance. The increase was primarily a result of:
  - Real estate operating income from our acquisition of the four 2005 Target REITs by merger on April 30, 2005, acquisitions by direct purchase of properties in Colorado during February 2005, Indiana during July 2005, Texas during February 2006, our acquisition of the five 2006 Target REITs by merger on April 30, 2006, the acquisition of a property in Georgia in late June 2006 and the acquisition of a property in Colorado in late December 2006. Real estate operating income from acquisitions is included in current operating income. Collectively, these acquisitions resulted in an increase in real estate operating income for the year ended December 31, 2006 compared to the year ended December 31, 2005; and
  - Lease termination payments of $7.5 million during the year ended December 31, 2006, including $4.7 million from a tenant in Illinois, $1.4 million from a tenant in Colorado, $0.8 million from a tenant in California, $0.3 million from a tenant in Indiana and $0.3 million from a tenant in Texas as compared to $1.0 million during the year ended December 31, 2005, including $0.7 million from a tenant at a property in Texas, $0.2 million from a property in California and $0.1 million from a tenant in Massachusetts.
- A decrease in interest expense of $0.5 million resulting from a lower average loan balance outstanding for syndications in process during the year ended December 31, 2006 compared to the year ended December 31, 2005. A contributing factor was the use of our cash as a source of funds to finance a portion of the syndication of FSP Phoenix Tower Corp., which was completed on September 22, 2006, and the syndication of FSP 50 South Tenth Street Corp., which was substantially completed on December 28, 2006. The decrease was partially offset by higher interest rates and loan fees in the 2006 period than the 2005 period.
- An increase to interest income of $1.4 million during the year ended December 31, 2006, which was primarily a result of higher interest rates earned on higher average balances of cash, cash equivalents and other investments compared to the year ended December 31, 2005.
- A $1.8 million increase in transaction (loan commitment) fees, which was principally a result of the increase in gross syndication proceeds in the year ended December 31, 2006 compared to the same period in 2005.
- An increase in loan interest income of $0.3 million principally as a result of increased loan interest income from interim mortgages made to Sponsored REITs and increases to overall interest rates during the year ended December 31, 2006 compared to the same period in 2005.

These increases were partially offset by:

- An increase in depreciation expense of $10.3 million to $22.7 million for the year ended December 31, 2006 as compared to $12.4 million for the same period in 2005. The increase was primarily a result of property acquisitions over the last twelve months.
- A decrease in equity in income from non-consolidated REITs of $0.5 million, which was principally a result of the timing of investor closings on the syndications in process during the year ended December 31, 2006 compared to the syndications in process during the same period in 2005.

Investment Banking/Investment Services

Contribution of the investment banking/investment services segment increased $0.6 million to $5.7 million for the year ended December 31, 2006 or 12.2% compared to the year ended December 31, 2005. The increase was primarily attributable to:

- An increase in syndication and transaction fee revenues of $1.5 million, which was primarily attributable to the increase in gross syndication proceeds from which these revenues are based.

This increase was partially offset by:

- An increase in commission expense of $0.5 million, which relates to the increase in gross syndication proceeds; and
- An increase in tax expense of $0.4 million to $0.8 million for the year ended December 31, 2006 as compared to $0.4 million for the year ended December 31, 2005 primarily due to a greater taxable income from the investment banking and services business in 2006 compared to 2005. During 2006 and 2005 we had an effective tax rate of 40.3%. We expect an effective tax rate of approximately 40.3% for our taxable REIT subsidiary in the future.

Selling, general and administrative expenses

Selling, general and administrative expenses increased $1.1 million to $8.5 million for the year ended December 31, 2006 compared to $7.4 million for the year ended December 31, 2005, which was primarily a result of compensation and other costs relating to merger, acquisition and disposition activity and monitoring and managing a larger portfolio of REITs. We had approximately 38 and 39 employees, respectively as of December 31, 2006 and 2005 at our headquarters in Wakefield, Massachusetts.

Income from continuing operations

Contribution from both segments, net of selling, general and administrative expenses for 2006 increased $12.1 million to $44.0 million compared to $31.9 million for the reasons discussed above.

Discontinued operations and gain on sale of properties

During 2006 we sold six properties, each of which was sold at gains. We also reached an agreement to sell another commercial property, located in Greenville, South Carolina, which closed on January 31, 2007 at a loss. In evaluating the Greenville, South Carolina property, we compared estimated future costs to upgrade and reposition the multi-tenant property and to lease up the building. We concluded that accepting the offer was the more prudent decision because the management time and oversight of such a project outweighed the potential future benefit.

Accordingly, as of December 31, 2006, each of the six properties sold and the property classified as held for sale are classified as discontinued operations on our financial statements. Income from discontinued operations of the seven properties was approximately $5.5 million and $12.7 million for the years ended December 31, 2006 and 2005, respectively. For the year ended December 31, 2006 we reported $61.4 million as gain on sale of properties including a provision for loss on the property held for sale. For the year ended December 31, 2005 we reported $30.5 million as net gains on sale of properties.

During the year ended December 31, 2006 gains on sales of properties and a provision for loss from assets held for sale were recognized and are summarized below:

(dollars in thousands) Property Address	City/ State	Property Type	Date of Sale	Net Sales Proceeds	Gain/(Loss)
22400 Westheimer Parkway	Katy, TX	Apartment	May 24, 2006	$ 18,204	$ 2,373
4995 Patrick Henry Drive	Santa Clara, CA	Office	May 31, 2006	8,188	1,557
12902 Federal Systems Park Drive	Fairfax, VA	Office	May 31, 2006	61,412	24,240
One Technology Drive	Peabody, MA	Industrial	August 9, 2006	15,995	6,366
2251 Corporate Park Drive	Herndon, VA	Office	November 16, 2006	58,022	27,941
451 Andover Street & 203 Turnpike Street	North Andover, MA	Office	December 21, 2006	11,362	3,810
Net Sales Proceeds and Gain on sales of real estate				$ 173,183	66,287
Provision for loss on property held for sale:					
33 & 37 Villa Road	Greenville, SC	Office	January 31, 2007		(4,849)
					$ 61,438

Net Income

The resulting net income for the year ending December 31, 2006 was $110.9 million compared to net income of $75.1 million for the year ended December 31, 2005.

The following table shows each segment for the years ended December 31, 2005 and 2004.

(in thousands)

Real Estate Operations	2005	2004	Change
Revenues:			
Rental income	$ 57,693	$ 41,209	$ 16,484
Transaction fees	8,062	11,976	(3,914)
Management fees and interest income from loans	1,807	581	1,226
	67,562	53,766	13,796
Expenses:			
Real estate operating expenses	12,331	7,307	5,024
Real estate taxes and insurance	8,568	5,855	2,713
Depreciation and amortization	12,371	7,675	4,696
Interest	2,997	1,527	1,470
	36,267	22,364	13,903
Other items:			
Interest income	1,553	818	735
Equity in earnings of non-consolidated REIT's	1,397	620	777
	2,950	1,438	1,512
Contribution from real estate	34,245	32,840	1,405
Investment Banking/Investment Services			
Revenues:			
Syndication fees	9,268	13,579	(4,311)
Transaction fees	1,350	2,117	(767)
	10,618	15,696	(5,078)
Expenses:			
Commissions	5,005	6,959	(1,954)
Depreciation and amortization	132	147	(15)
	5,137	7,106	(1,969)
Other items:			
Interest income	36	46	(10)
Taxes on income	(422)	(1,725)	1,303
	(386)	(1,679)	1,293
Contribution from investment banking	5,095	6,911	(1,816)
Selling, general and administrative expenses	7,447	5,687	1,760
Income from continuing operations	31,893	34,064	(2,171)
Discontinued operations, less applicable income tax:			
Income from discontinued operations	12,730	13,699	(969)
Gain on sale of properties	30,493	-	30,493
Net income	$ 75,116	$ 47,763	$ 27,353

Comparison of the year ended December 31, 2005 to the year ended December 31, 2004

The real estate segment includes operating results of properties held in our real estate portfolio, commitment fee income earned on real estate loans and development fees earned for services provided. During 2004 we operated 28 properties for the full year and there were no acquisitions, mergers or property sales. During 2005 we increased the real estate portfolio by four properties from a merger of the 2005 Target REITs and two properties by acquisitions completed during the year. We also sold six properties in the second half of 2005. During 2006 we sold six properties and reached an agreement to sell another property, which is held for sale and was closed on January 31, 2007. Consequently, as of December 31, 2005 we operated 27 properties, of which 7 were subsequently sold. All of the properties sold or held for sale are classified as discontinued operations in our financial statements for all periods presented.

Acquisitions, Mergers and Dispositions:

In February 2005 we acquired one commercial property in Colorado, on April 30, 2005 we completed the acquisition by merger of the 2005 Target REITs, and in July 2005 we acquired one commercial property in Indiana. The results of operations for each of the acquired or merged properties are included in our operating results as of their respective purchase date or the merger date of April 30, 2005. Increases in rental revenues and expenses for the year ended December 31, 2005 as compared to 2004 are primarily a result of these acquisitions and the merger. The operating results of the 12 properties sold and the property held for sale were classified as discontinued operations in our financial statements for all periods presented.

Sales of Real Estate:

The 2006 sales, which affect the 2005 and 2004 presentation included the following. On May 24, 2006 we sold an apartment building in Katy, Texas, and on May 31, 2006 we sold two commercial properties, one in Santa Clara, California and another in Fairfax, Virginia. On August 9, 2006 we sold a commercial property in Peabody, Massachusetts, and on November 16, 2006 we sold a commercial property in Herndon, Virginia and on December 21, 2006 we sold a commercial property in North Andover, Massachusetts. As of December 31, 2006, we classified a property in Greenville, South Carolina as held-for-sale, which was closed on January 31, 2007.

The 2005 sales included the following. On July 13, 2005 we sold one vacant office property in California, and on September 16 and September 19, 2005, we sold a residential apartment building in Louisiana and sold by transfer of our interest in our wholly-owned subsidiary that held the property, an office property in Maryland. On September 29, 2005, we recorded a non-monetary exchange gain of $339,000 from contribution of 2.9 acres of developable land in exchange for 8.5 preferred shares (approximately 3.05%) of a Sponsored REIT, FSP Park Ten Development Corp. On October 4 and October 5, 2005 we sold two residential apartment buildings in Houston, Texas, and on December 8, 2005 we sold a commercial property in San Diego, California.

Investment Banking:

Our investment banking/investment services segment completed the syndication of three Sponsored REITs with total gross proceeds of $138.8 million in 2005 compared to eight Sponsored REITs with total gross proceeds of $208.2 million in 2004. This decrease followed the trend noted in 2004 and 2005 and was attributable to continued difficulty in finding properties that met our investment criteria in 2005, as compared to 2004, and is discussed above in "Trends and Uncertainties – Investment Banking/Investment Services." Revenues and expenses for investment banking/investment services are directly related to the gross proceeds of these syndications.

<u>Overview</u>

Total revenues increased $8.7 million, or 12.6%, to $78.2 million for the year ended December 31, 2005, as compared to $69.5 million for the year ended December 31, 2004. Total expenses were $48.9 million for the year ended December 31, 2005, an increase of $13.7 million, or 39.0%, compared to the year ended December 31, 2004. Each segment is discussed below.

Real Estate Operations

Contribution from the real estate segment was $34.2 million for the year ended December 31, 2005, an increase of $1.4 million, or 4.3%, compared to the year ended December 31, 2004. The increase is primarily attributable to:

- An increase in real estate operating income of $8.7 million to $36.8 million for the year ended December 31, 2005 compared to $28.1 million for the comparable 2004 period. The increase primarily relates to the four properties from the merger of the 2005 Target REITs, which we acquired on April 30, 2005, and two properties acquired in Colorado and Indiana that were described earlier. We define real estate operating income as rental revenues less real estate operating expenses, real estate taxes and insurance;
- An increase in management fees and interest income of $1.2 million to $1.8 million for the year ended December 31, 2005 compared to $0.6 million for the year ended December 31, 2004. The increase is primarily attributable to interest income from Sponsored REITs, which had higher interest rates charged and larger loan balances outstanding for a longer period of time during the comparable periods, and, to a lesser extent increases to management fees earned from Sponsored REITs;
- An increase from equity in income from non-consolidated REITs of $0.8 million as a result of Sponsored REITs in syndication with greater net operating income during the year ended December 31, 2005 compared to the year ended December 31, 2004; and
- An increase in interest income of $0.7 million during the year ended December 31, 2005, which was primarily a result of larger cash balances and higher interest rates on cash and cash equivalents during the year ended December 31, 2005 compared to the year ended December 31, 2004.

These increases were partially offset by:

- A decrease in transaction fee revenues of $3.9 million to $8.1 million for the year ended December 31, 2005 as compared to $12.0 million for the year ended December 31, 2004. The decrease was principally caused by the year-over-year decrease in gross syndication proceeds;
- An increase in depreciation and amortization of $4.7 million to $12.4 million for year ended December 31, 2005 compared to $7.7 million for the year ended December 31, 2004, which relates to the four properties from the merger of the 2005 Target REITs, which we acquired on April 30, 2005, and two properties acquired in Colorado and Indiana; and
- An increase in interest expense of $1.5 million resulting from higher interest rates and larger loan balances outstanding for assets acquired during the year ended December 31, 2005 compared to the year ended December 31, 2004.

Investment Banking/Investment Services

Contribution of the investment banking/investment services segment was $5.1 million for the year ended December 31, 2005, a decrease of $1.8 million, or 26.3%, compared to the year ended December 31, 2004. The decrease was primarily attributable to:

- A decrease in syndication fee revenues of $5.1 million, which was primarily attributable to the continued difficulty in finding properties that met our investment criteria in 2005, as compared to 2004, discussed above in "Trends and Uncertainties – Investment Banking/Investment Services".

This decrease was partially offset by:

- A decrease in commission expense of $2.0 million, which relates to the decrease in gross syndication proceeds;
- A decrease in tax expense of $1.3 million to $0.4 million for the year ended December 31, 2005 as compared to $1.7 million for the year ended December 31, 2004 primarily due to a lower taxable income from the investment banking and services business in 2005 compared to 2004. During 2005 we had an effective tax rate of 40.3% compared to 38.7% for 2004. The effective rate in 2004 was lower as a result of an adjustment to the statutory rate to better reflect the benefit of lower tax rates at lower levels of taxable income; and

- A decrease in interest income of $10,000 to $36,000 for the year ended December 31, 2005 compared to 2004, primarily as a result of lower cash balances and lower gross syndication proceeds in 2005 compared to 2004.

Selling, general and administrative expenses

Selling, general and administrative expenses increased $1.7 million to $7.4 million for the year ended December 31, 2005 compared to $5.7 million for the year ended December 31, 2004, which increase was primarily a result of compensation and other costs relating to monitoring and managing a larger portfolio of REITs and expenses related to having a publicly traded stock, which commenced on June 2, 2005. These increases were partially offset by decreases to professional fees related to an investor related project completed in 2004. We had 39 and 37 employees, respectively as of December 31, 2005 and 2004 at our headquarters in Wakefield, Massachusetts.

Income from continuing operations

Contribution from both segments, net of selling, general and administrative expenses for 2005 decreased $2.2 million to $31.9 million compared to $34.1 million in 2004 for the reasons discussed above.

Discontinued operations and gain on sale of properties

During 2006 we sold six properties, each of which was sold at gains. We also reached an agreement to sell another commercial property, located in Greenville, South Carolina, which closed on January 31, 2007 at a loss. These sales affect the 2005 and 2004 presentation, as prior year results from each property are reclassified as discontinued operations.

During June 2005 an agreement was reached to sell a property called Blue Ravine, which is located in Folsom, California. The sale was completed on July 13, 2005 and resulted in a loss of approximately $1.1 million. The property had been vacant since mid-2003. The offer to purchase the property was compared to estimated future costs to convert the property from a single tenant to a multi-tenant facility and lease the building. We concluded that accepting the offer was the more prudent decision because the management time and oversight of such a conversion outweighed the potential future benefit.

On September 29, 2005, we recorded a non-monetary exchange gain of $0.3 million from contribution of 2.9 acres of developable land we contributed in exchange for 8.5 preferred shares (approximately 3.05%) of a Sponsored REIT, FSP Park Ten Development Corp. ("Park Ten Development"). The appraised value of the land and market value of the stock acquired were used to estimate the sale price, and the gain was recorded net of the Company's interest in Park Ten Development. Also during September 2005 we sold a residential property called Mansions in the Park, which is located in Baton Rouge, Louisiana, and sold by transfer of our interest in a wholly-owned subsidiary that held an office property called Gateway Crossing, which is located in Columbia, Maryland at gains, which aggregated approximately $14.1 million.

During October 2005 we sold two residential properties called Essex House and Gael Apartments, which are located adjacent to each other in Houston, Texas; and in December 2005 we sold an office property called Telecom Business Center in San Diego, California. All of these properties were sold at gains which aggregated approximately $17.2 million.

Accordingly, as of December 31, 2005, all of the sold properties and the property classified as held for sale are classified as discontinued operations on our financial statements. Income from discontinued operations of the 13 properties was approximately $12.7 million and $13.7 million for the years ended December 31, 2005 and 2004, respectively. For the year ended December 31, 2005 we reported $30.5 million as net gains on sale of properties. During 2004 there were no assets sold.

Net Income

The resulting net income for the year ending December 31, 2005 was $75.1 million compared to net income of $47.8 million for the year ended December 31, 2004.

Liquidity and Capital Resources

Cash and cash equivalents were $70.0 million and $69.7 million at December 31, 2006 and December 31, 2005, respectively. This increase of $0.3 million is attributable to $74.9 million provided by operating activities, and $6.5 million provided by investing activities, less $81.1 million used for financing activities. Presentation of our consolidated statements of cash flows combines cash flows from continuing operations with those of discontinued operations. Where significant, cash flows from discontinued operations are discussed below. Management believes that existing cash, cash anticipated to be generated internally by operations, cash anticipated to be generated by the sale of preferred stock in future Sponsored REITs and our line of credit will be sufficient to meet working capital requirements and anticipated capital expenditures for at least the next 12 months.

Operating Activities

The cash provided by our operating activities of $74.9 million, which includes $7.6 million from the discontinued operations from sales of real estate assets and the property held for sale, is primarily attributable to net income of $110.9 million excluding non-cash activity, consisting primarily of the gain on sale of real estate assets net of a provision for loss on a property held for sale of $61.4 million, depreciation and amortization of $32.1 million; less payment of deferred leasing commissions of approximately $5.9 million and uses arising from other current accounts of $0.8 million.

Investing Activities

Our cash provided by investing activities of $6.5 million is attributable to the proceeds from sale of properties of $173.2 million; plus cash acquired through our merger transaction that was completed on April 30, 2006 of $13.8 million; less uses of $166.2 million for acquisitions and additions to real estate investments and office equipment, which includes $0.3 million in additions made to properties sold during 2006; plus an investment in a certificate of deposit of $5.1 million and an investment in non-consolidated REITs of $4.1 million; plus costs paid related to the merger of $0.8 million; less changes in deposits on real estate assets of $4.3 million.

Financing Activities

Our cash used by financing activities of $81.1 million is attributable to approximately $81 million of distributions to shareholders and offering costs associated with the merger of $0.1 million.

Line of Credit

We have a revolving line of credit agreement with a group of banks providing for borrowings of up to $150 million. During August 2005 the line of credit was amended and restated, and the maturity date was extended to August 18, 2008. Borrowings under the line of credit bear interest at either the bank's prime rate (8.25% at December 31, 2006) or a rate equal to LIBOR plus 125 basis points (6.57% at December 31, 2006). There were no borrowings outstanding under the line of credit at December 31, 2006. However, on January 4, 2007 we borrowed the entire $150 million for the purpose of making an interim mortgage loan to a Sponsored REIT, which acquired a property on January 5, 2007. We are in compliance with all bank covenants required by the line of credit.

Contingencies

We are subject to various legal proceedings and claims that arise in the ordinary course of its business. Although occasional adverse decisions (or settlements) may occur, we believe that the final disposition of such matters will not have a material adverse effect on our financial position or results of operations.

Assets Held for Syndication

As of December 31, 2006 and 2005, respectively, there were no assets held for syndication. On September 22, 2006 we completed the syndication of FSP Phoenix Tower Corp., and on January 9, 2007 we completed the syndication of FSP 50 South Tenth Street Corp.

Assets Held for Sale

During 2006 an agreement was reached to sell a commercial property in Greenville, South Carolina at a loss, which was sold on January 31, 2007. Accordingly, as of December 31, 2006 the property is classified as held for sale on the balance sheet at its approximate net sales price.

Related Party Transactions

During 2006, we completed the syndication of FSP Phoenix Tower Corp. and substantially completed the syndication of FSP 50 South Tenth Street Corp. As part of the syndication of FSP Phoenix Tower Corp., we also purchased 48 shares of Preferred Stock of FSP Phoenix Tower Corp. for approximately $4.1 million, representing approximately a 4.6% interest. We did not enter into any other significant transactions with related parties during 2006. For a discussion of transactions between us and related parties during 2006, see Footnote No. 5 "Related Party Transactions" to the Consolidated Financial Statements included in this Annual Report on Form 10-K for the year ended December 31, 2006.

Other Considerations

We generally pay the ordinary annual operating expenses of our properties from the rental revenue generated by the properties. For the years ending December 31, 2006 and 2005, the rental income exceeded the expenses for each individual property, with the exception of a property located in Westford, Massachusetts, a property located in Santa Clara, California that was sold on May 31, 2006 and a property located in Folsom, California that was sold on July 13, 2005. The property located in Westford, Massachusetts had a single tenant lease, which expired on October 31, 2004. We have not re-let this property and expect that it will not produce revenue to cover its expenses in the first quarter of 2007. The Westford, Massachusetts property had operating expenses of approximately $238,000 and $293,000 for the year ended December 31, 2006 and 2005, respectively. During the year ended December 31, 2005, the Company received a restoration and settlement payment from a tenant at the property located in Westford, Massachusetts of $84,000. Operating expenses, net of the restoration and settlement payment were approximately $209,000. The property located in Santa Clara, California had been vacant since October 2005 and had operating expenses of $73,000 for the five month period ending through May 31, 2006 on which date the property was sold. The property located in Folsom, California, which was sold on July 13, 2005, had been vacant since June 2003 and had operating expenses of approximately $103,000 for the period of January 1, 2005 through July 13, 2005.

Rental Income Commitments

Our commercial real estate operations include the leasing of office buildings and industrial properties subject to leases with terms greater than one year. The leases thereon expire at various dates through 2015. Approximate future minimum rental income from non-cancelable operating leases as of December 31, 2006 is:

(in thousands)	Year ended December 31,
2007	$ 72,866
2008	68,585
2009	59,106
2010	44,996
2011	34,508
Thereafter (2012-2016)	87,195
	$ 367,256

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2006.

Contractual Obligations	Payment due by period (in thousands)						
	Total	2007	2008	2009	2010	2011	After 2011
Line of Credit	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Operating Leases	490	308	182	-	-	-	-
Total	$ 490	$ 308	$ 182	$ -	$ -	$ -	$ -

The operating leases in the table above consist of our lease of corporate office space, which was amended in 2003. The lease includes a base annual rent and additional rent for our share of taxes and operating costs.

Off-Balance Sheet Arrangements

Investments in Sponsored REITs

As part of our business model we organize single-purpose entities that own real estate, purchases of which are financed through the private placement of equity in those entities, typically through syndication. We call these entities Sponsored REITs, and they are operated in a manner intended to qualify as real estate investment trusts. We earn fees related to the sale of preferred stock in the Sponsored REITs in these syndications. The Sponsored REITs issue both common stock and preferred stock. The common stock is owned solely by FSP Corp. Generally the preferred stock is owned by unaffiliated investors, however, on three occasions we acquired an interest in preferred shares of three Sponsored REITs. In addition, two non-management directors of FSP Corp., have from time to time invested in Sponsored REITs and may do so again in the future. Following consummation of the offerings, the preferred stockholders in each of the Sponsored REITs are entitled to 100% of the Sponsored REIT's cash distributions. Subsequent to the completion of the offering of preferred shares, except for the preferred stock we own, we do not share in any of a Sponsored REIT's earnings, or any related dividend, and the common stock ownership interests have virtually no economic benefit or risk. Prior to the completion of the offering of preferred shares, we share in a Sponsored REIT's earnings (and related dividends) to the extent of our ownership interest in the Sponsored REIT.

As a common stockholder, upon completion of the syndication, we have no rights to the Sponsored REIT's earnings or any related cash distributions. However, upon liquidation of a Sponsored REIT, we are entitled to our percentage interest in any proceeds remaining after the preferred stockholders have recovered their investment. Our percentage interest in each Sponsored REIT is less than 0.1%. The affirmative vote of the holders of a majority of the Sponsored REIT's preferred stockholders is required for any actions involving merger, sale of property, amendment to charter or issuance of additional capital stock. In addition, all of the Sponsored REITs allow the holders of more than 50% of the outstanding preferred shares to remove (without cause) and replace one or more members of that Sponsored REIT's board of directors.

Common stock investments in Sponsored REITs are consolidated while the entity is controlled by us. Following the commencement of syndication we exercise influence over, but do not control these entities and investments are accounted for using the equity method. Under the equity method of accounting, our cost basis is adjusted by its share of the Sponsored REITs' earnings, if any, prior to completion of the syndication. Equity in losses of Sponsored REITs is not recognized to the extent that the investment balance would become negative and distributions received are recognized as income once the investment balance is reduced to zero, unless there are assets held for syndication from the Sponsored REIT entity. Equity in losses or distributions received in excess of investment is recorded as an adjustment to the carrying value of the asset held for syndication.

We have acquired a preferred stock interest in three Sponsored REITs, one of which was included in the 2006 Target REITs that the Company acquired by merger on April 30, 2006, that was accounted for as a purchase, and the acquired assets and liabilities were recorded at their fair value. As a result of our common stock interest and our preferred stock interest in the remaining two Sponsored REITs, we exercise influence over, but do not control these entities. These preferred share investments are accounted for using the equity method. Under the equity method of accounting our cost basis is adjusted by our share of the Sponsored REITs' operations and distributions received are recognized as income. We also agreed to vote our shares in any matter presented to a vote by the stockholders of these Sponsored REITs in the same proportion as shares voted by other stockholders of the Sponsored REITs. These investments are included in our financial statements.

At December 31, 2006, we held a common stock interest in 10 Sponsored REITs nine of which were fully syndicated, and one was substantially syndicated, from which we no longer share economic benefit or risk. At December 31, 2005, we held a common stock interest in 13 Sponsored REITs, all of which were fully syndicated and from which we no longer share economic benefit or risk. At December 31, 2004, we held a common stock interest in 15 Sponsored REITs, of which 13 were fully syndicated and we no longer shared economic benefit or risk. The value of the two entities which were not fully syndicated was approximately $59.2 million and was shown on the consolidated balance sheets as assets held for syndication.

The table below shows our income and expenses from Sponsored REITs. Management fees of $2,000, $1,000, and $102,000 for the years ended December 31, 2006, 2005 and 2004, respectively; and interest expense related to the Company's mortgage on properties is eliminated in consolidation.

	Year Ended December 31,		
(in thousands)	2006	2005	2004
Operating Data:			
Rental revenues	$ 1,416	$ 146	$ 3,772
Operating and maintenance expenses	636	63	1,439
Depreciation and amortization	326	36	584
Interest expense	597	64	922
Interest income	22	1	25
	$ (121)	$ (16)	$ 852

During the years ended December 31, 2006, 2005 and 2004, we recorded equity in earnings of Sponsored REITs following the commencement of syndication of $664,000, $1,149,000 and $390,000, respectively.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

We were not a party to any derivative financial instruments at or during the year ended December 31, 2006.

We borrow from time-to-time on our line of credit. These borrowings bear interest at the bank's base rate (8.25% at December 31, 2006) or at LIBOR plus 125 basis points (6.57% at December 31, 2006), as elected by us when requesting funds as defined. As of December 31, 2006 there were no amounts outstanding under the line of credit. We have used funds drawn on our line of credit for the purpose of making interim mortgage loans to Sponsored REITs and for interim financing of acquisitions. Generally interim mortgage loans bear interest at the same variable rate payable by us under our line of credit. We therefore believe that we have mitigated our interest rate risk with respect to our borrowings for interim mortgage loans. Historically we have satisfied obligations arising from interim financing of acquisitions through cash or sale of properties in our portfolio, so we believe that we can mitigate interest rate risk with respect to borrowings for interim financing of acquisitions as well.

Item 8. <u>Financial Statements and Supplementary Data.</u>

The information required by this item is included elsewhere herein and incorporated herein by reference. Reference is made to the Index to Consolidated Financial Statements in Item 15 of Part IV.

Item 9. <u>Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.</u>

Not applicable.

Item 9A. <u>Controls and Procedures</u>

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2006. The term "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, means controls and other procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based on the evaluation of our disclosure controls and procedures as of December 31, 2006, our chief executive officer and chief financial officer concluded that, as of such date, our disclosure controls and procedures were effective at the reasonable assurance level.

Management's Annual Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the Company's principal executive and principal financial officer and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2006. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment, management concluded that, as of December 31, 2006, the Company's internal control over financial reporting is effective based on those criteria.

Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included elsewhere herein.

Changes in Internal Control Over Financial Reporting

No change in our internal control over financial reporting occurred during the quarter ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Set forth as Exhibit 99.1 hereto are Selected Combining Condensed Consolidated Pro Forma Financial Data of the company that gives effect to the acquisition of One Overton Park and the acquisition of the 2006 Target REITs.

PART III

Certain information required by Part III of this Form 10-K is omitted because we plan to file a definitive proxy statement pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, and certain information to be included therein is incorporated herein by reference.

Item 10. Directors, Executive Officers and Corporate Governance.

The response to this item is contained under the caption "Directors and Executive Officers of the FSP Corp." in Part I hereof and in the Proxy Statement under the captions "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" and is incorporated herein by reference.

Our board of directors has adopted a code of business conduct and ethics that applies to all of our executive officers, directors and employees. The code was approved by the audit committee of our board of directors and by the full board of directors. We have posted a current copy of our code under "Corporate Governance" in the "Investor Relations" section of our website at *www.franklinstreetproperties.com.* To the extent permitted by applicable rules of the American Stock Exchange, we intend to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of the code of business conduct and ethics with respect to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, by posting such information on our website.

Item 11. Executive Compensation.

The response to this item is contained in the Proxy Statement under the captions "Executive Compensation," "Compensation of Directors" and "Compensation Committee Interlocks and Insider Participation" and is incorporated herein by reference.

The "Compensation Committee Report" contained in the Proxy Statement under the caption "Executive Compensation" shall not be deemed "soliciting material" or "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except to the extent we specifically request that such information be treated as soliciting material or specifically incorporate such information by reference into a document filed under the Securities Act or the Exchange Act.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The response to this item is contained in the Proxy Statement under the captions "Beneficial Ownership of Voting Stock" and "Securities Authorized for Issuance Under Equity Compensation Plans" and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions and Director Independence.

The response to this item is contained in the Proxy Statement under the captions "Election of Directors" and "Transactions with Related Persons" and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

The response to this item is contained in the Proxy Statement under the captions "Independent Auditor Fees and Other Matters" and "Pre-Approval Policy and Procedures" and is incorporated herein by reference.

PART IV

Item 15. <u>Exhibits and Financial Statement Schedules.</u>

(a) The following documents are filed as part of this report:

1. Financial Statements:

   The Financial Statements listed in the accompanying Index to Consolidated Financial Statements are filed as part of this Annual Report on Form 10-K.

2. Financial Statement Schedule:

   The Financial Statement Schedule listed on the accompanying Index to Consolidated Financial Statements is filed as part of this Annual Report on Form 10-K.

3. Exhibits:

   The Exhibits listed in the Exhibit Index are filed as part of this Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf as of February 23, 2007 by the undersigned, thereunto duly authorized.

FRANKLIN STREET PROPERTIES CORP.

By: /s/ George J. Carter
George J. Carter
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ George J. Carter George J. Carter	President, Chief Executive Officer and Director (Principal Executive Officer)	February 23, 2007
/s/ Barbara J. Fournier Barbara J. Fournier	Vice President, Chief Operating Officer, Treasurer, Secretary and Director	February 23, 2007
/s/ John G. Demeritt John G. Demeritt	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	February 23, 2007
/s/ Janet P. Notopoulos Janet P. Notopoulos	Director, Vice President	February 23, 2007
/s/ Barry Silverstein Barry Silverstein	Director	February 23, 2007
/s/ Dennis J. McGillicuddy Dennis J. McGillicuddy	Director	February 23, 2007
/s/ John Burke John Burke	Director	February 23, 2007
/s/ Georgia Murray Georgia Murray	Director	February 23, 2007

EXHIBIT INDEX

Exhibit No.	Description
2.1 (1)**	Agreement and Plan of Merger by and among FSP Corp., Blue Lagoon Acquisition Corp., Innsbrook Acquisition Corp., Willow Bend Acquisition Corp., 380 Interlocken Acquisition Corp., Eldridge Green Acquisition Corp., FSP Blue Lagoon Drive Corp., FSP Innsbrook Corp., FSP Willow Bend Office Center Corp., FSP 380 Interlocken Corp. and FSP Eldridge Green Corp., dated as of March 15, 2006.
2.2 (2)**	Agreement of Sale and Purchase, dated May 19, 2006, by and between One Overton Park LLC and FSP One Overton Park LLC.
3.1 (3)	Articles of Incorporation.
3.2 (4)	Amended and Restated By-laws.
10.1+ (5)	2002 Stock Incentive Plan of FSP Corp.
10.2 (6)	Second Amended and Restated Loan Agreement dated as of August 16, 2005 by and among Citizens Bank of Massachusetts, Bank of America, N.A., Chevy Chase Bank, F.S.B., FSP Corp. and certain affiliates of FSP Corp.
10.3*+	Summary of executive compensation of named executive officers.
10.4+ (7)	Summary of compensation paid to non-employee directors.
10.5+ (8)	Form of Retention Agreement.
10.6 (9)	Change in Control Discretionary Plan.
14.1 (10)	Code of Business Conduct and Ethics.
21.1*	Subsidiaries of the Registrant.
23.1*	Consent of Ernst & Young LLP.
31.1*	Certification of FSP Corp.'s President and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of FSP Corp.'s Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	Certification of FSP Corp.'s President and Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	Certification of FSP Corp.'s Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1*	Selected Combining Condensed Consolidated Pro Forma Financial Data.

---

(1) Incorporated by reference to FSP Corp.'s Current Report on Form 8-K, filed on March 16, 2006 (File No. 001-32470).

(2) Incorporated by reference to FSP Corp.'s Current Report on Form 8-K, filed on June 28, 2006 (File No. 001-32470).

(3) Incorporated by reference to FSP Corp.'s Form 8-A, filed April 5, 2005 (File No. 001-32470).

(4) Incorporated by reference to FSP Corp.'s Current Report on Form 8-K, filed on May 15, 2006 (File No. 001-32470).

(5) Incorporated by reference to FSP Corp.'s Annual Report on Form 10-K, filed on March 29, 2002 (File No. 0-32615).

EXHIBIT INDEX, continued

(6) Incorporated by reference to FSP Corp.'s Current Report on Form 8-K, filed on August 18, 2005 (File No. 001-32470).

(7) Incorporated by reference to FSP Corp.'s Annual Report on Form 10-K, filed on March 15, 2005 (File No. 0-32615).

(8) Incorporated by reference to FSP Corp.'s Annual Report on Form 10-K, filed on February 24, 2006 (File No. 001-32470).

(9) Incorporated by reference to FSP Corp.'s Current Report on Form 8-K, filed on February 8, 2006 (File No. 001-32470).

(10) Incorporated by reference to FSP Corp.'s Current Report on Form 8-K, filed on August 3, 2004 (File No. 0-32615).

+ Management contract or compensatory plan or arrangement filed as an Exhibit to this Form 10-K pursuant to Items 15(b) of Form 10-K.

* Filed herewith.

** FSP Corp. agrees to furnish supplementally a copy of any omitted schedules to this agreement to the Securities and Exchange Commission upon its request.

Franklin Street Properties Corp.
Index to Consolidated Financial Statements

All other schedules for which a provision is made in the applicable accounting resolutions of the Securities Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of Franklin Street Properties Corp.:

We have audited the accompanying consolidated balance sheets of Franklin Street Properties Corp. as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. Our audits also included the financial statement schedule listed in the Index at Item 15(a)(2). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Franklin Street Properties Corp. at December 31, 2006 and 2005, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Franklin Street Properties Corp.'s internal control over financial reporting as of December 31, 2006, based upon criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 20, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts
February 20, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of Franklin Street Properties Corp.:

We have audited management's assessment, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting, that Franklin Street Properties Corp. maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Franklin Street Properties Corp.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Franklin Street Properties Corp. maintained effective internal control over financial reporting as of December 31, 2006 is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Franklin Street Properties Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2006 consolidated financial statements of Franklin Street Properties Corp. and our report dated February 20, 2007 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Boston, Massachusetts
February 20, 2007

Franklin Street Properties Corp.
Consolidated Balance Sheets

(in thousands, except share and par value amounts)	December 31, 2006	December 31, 2005
Assets:		
Real estate assets:		
Land	$ 103,922	$ 61,354
Buildings and improvements	737,379	405,833
Fixtures and equipment	40	31
	841,341	467,218
Less accumulated depreciation	37,851	22,282
Real estate assets, net	803,490	444,936
Acquired real estate leases, less accumulated amortization of $21,548 and $9,227, respectively	43,167	28,289
Investment in non-consolidated REITs	5,064	5,006
Assets held for sale	5,830	119,479
Cash and cash equivalents	69,973	69,715
Certificate of deposit	5,143	-
Restricted cash	761	461
Tenant rent receivables, less allowance for doubtful accounts of $433 and $350, respectively	2,440	1,447
Straight-line rent receivable, less allowance for doubtful accounts of $163 and $163, respectively	4,720	3,497
Prepaid expenses	972	805
Deposits on real estate assets	5,010	710
Other assets	1,118	489
Office computers and furniture, net of accumulated depreciation of $851 and $729, respectively	375	311
Deferred leasing commissions, net of accumulated amortization of $1,323, and $704, respectively	7,254	2,028
Total assets	$ 955,317	$ 677,173

The accompanying notes are an integral part of these consolidated financial statements.

Franklin Street Properties Corp.
Consolidated Balance Sheets

(in thousands, except share and par value amounts)	December 31, 2006	December 31, 2005
Liabilities and Stockholders' Equity:		
Liabilities:		
Accounts payable and accrued expenses	$ 25,275	$ 11,583
Accrued compensation	2,643	1,891
Tenant security deposits	1,744	1,293
Acquired unfavorable real estate leases, less accumulated amortization of $534, and $134, respectively	3,693	823
Total liabilities	33,355	15,590
Commitments and contingencies		
Stockholders' Equity:		
Preferred stock, $.0001 par value, 20,000,000 shares authorized, none issued or outstanding	-	-
Common stock, $.0001 par value, 180,000,000 shares authorized, 70,766,305 and 59,794,608 shares issued and outstanding, respectively	7	6
Additional paid-in capital	907,794	677,397
Treasury stock, 731,898 and 731,898 shares at cost, respectively	(14,008)	(14,008)
Earnings (distributions) in excess of accumulated earnings/distributions	28,169	(1,812)
Total stockholders' equity	921,962	661,583
Total liabilities and stockholders' equity	$ 955,317	$ 677,173

The accompanying notes are an integral part of these consolidated financial statements.

Franklin Street Properties Corp.
Consolidated Statements of Income

(in thousands, except per share amounts)	For the Year Ended December 31, 2006	2005	2004
Revenue:			
Rental	$ 90,270	$ 57,693	$ 41,209
Related party revenue:			
Syndication fees	10,693	9,268	13,579
Transaction fees	11,262	9,412	14,093
Management fees and interest income from loans	2,083	1,807	581
Other	60	-	-
Total revenue	114,368	78,180	69,462
Expenses:			
Real estate operating expenses	20,845	12,330	7,307
Real estate taxes and insurance	13,220	8,568	5,855
Depreciation and amortization	22,819	12,503	7,821
Selling, general and administrative	8,518	7,448	5,687
Commissions	5,522	5,005	6,959
Interest	2,449	2,997	1,527
Total expenses	73,373	48,851	35,156
Income before interest income, equity in earnings in non-consolidated REITs and taxes on income	40,995	29,329	34,306
Interest income	2,998	1,588	863
Equity in earnings in non-consolidated REITs	845	1,397	620
Income before taxes on income	44,838	32,314	35,789
Taxes on income	839	422	1,725
Income from continuing operations	43,999	31,892	34,064
Income from discontinued operations	5,492	12,731	13,699
Income before gain on sale of properties	49,491	44,623	47,763
Gain on sale of properties and provision for loss on property held for sale of $4,849, less applicable income tax	61,438	30,493	-
Net income	$ 110,929	$ 75,116	$ 47,763
Weighted average number of shares outstanding, basic and diluted	67,159	56,847	49,628
Earnings per share, basic and diluted, attributable to:			
Continuing operations	$ 0.66	$ 0.56	$ 0.69
Discontinued operations	0.08	0.22	0.27
Gain on sale of properties and provision for loss on property held for sale of $4,849, less applicable income tax	0.91	0.54	-
Net income per share, basic and diluted	$ 1.65	$ 1.32	$ 0.96

The accompanying notes are an integral part of these consolidated financial statements.

Franklin Street Properties Corp.
Consolidated Statements of Stockholders' Equity

(in thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Treasury Stock	Earnings/ (distributions) in excess of accumulated earnings/ distributions	Accumulated Undistributed Net Realized Gain on Sale of Properties	Total Stockholders' Equity
Balance, December 31, 2003	49,630	$ 5	$ 512,797	$ -	$ 3,647	$ 406	$ 516,855
Treasury shares purchased	-	-	-	(155)	-	-	(155)
Treasury shares issued	-	-	16	145	-	-	161
Net income	-	-	-	-	47,763	-	47,763
Distributions	-	-	-	-	(61,130)	(406)	(61,536)
Balance, December 31, 2004	49,630	5	512,813	(10)	(9,720)	-	503,088
Shares issued for:							
Merger	10,895	1	164,563		-	-	164,564
Compensation	2	-	21	10	-	-	31
Treasury shares purchased	(732)	-	-	(14,008)	-	-	(14,008)
Net income	-	-	-	-	75,116	-	75,116
Distributions	-	-	-	-	(67,208)	-	(67,208)
Balance, December 31, 2005	59,795	6	677,397	(14,008)	(1,812)	-	661,583
Shares issued for:							
Merger	10,971	1	230,397	-	-	-	230,398
Net income	-	-	-	-	110,929	-	110,929
Distributions	-	-	-	-	(80,948)	-	(80,948)
Balance, December 31, 2006	70,766	$ 7	$ 907,794	$ (14,008)	$ 28,169	$ -	$ 921,962

The accompanying notes are an integral part of these consolidated financial statements.

Franklin Street Properties Corp.
Consolidated Statements of Cash Flows

(in thousands)	For the Year Ended December 31, 2006	2005	2004
Cash flows from operating activities:			
Net income	$ 110,929	$ 75,116	$ 47,763
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization expense	24,951	17,937	13,006
Amortization of above market lease	7,138	4,310	235
Gain on sale of real estate assets	(61,438)	(30,493)	-
Equity in earnings of non-consolidated REITs	(1,043)	(1,418)	(1,472)
Distributions from non-consolidated REITs	783	1,217	1,582
Increase in bad debt reserve	83	-	195
Shares issued as compensation	-	31	161
Changes in operating assets and liabilities:			
Restricted cash	(300)	572	(51)
Tenant rent receivables, net	(1,076)	(678)	(83)
Straight-line rents, net	(1,334)	(1,692)	(860)
Prepaid expenses and other assets, net	(327)	586	(1,192)
Accounts payable, accrued expenses & other items	1,174	(200)	3,816
Accrued compensation	752	1,186	(840)
Tenant security deposits	451	260	51
Payment of deferred leasing commissions	(5,880)	(1,560)	(582)
Net cash provided by operating activities	74,863	65,174	61,729
Cash flows from investing activities:			
Cash from issuance of common stock in the merger transaction	13,849	10,621	-
Purchase of real estate assets and office computers and furniture, capitalized merger costs	(159,351)	(75,988)	(1,641)
Acquired real estate leases	(6,801)	(12,513)	-
Investment in non-consolidated REITs	(4,137)	(18)	(4,270)
Investment in certificate of deposit	(5,143)		
Merger costs paid	(838)	(402)	-
Changes in deposits on real estate assets	(4,300)	(710)	-
Investment in assets held for syndication	-	59,532	(55,490)
Proceeds received on sales of real estate assets	173,183	112,030	-
Net cash provided by (used for) investing activities	6,462	92,552	(61,401)
Cash flows from financing activities:			
Distributions to stockholders	(80,948)	(67,208)	(61,536)
Purchase of treasury shares		(14,008)	(155)
Offering Costs	(119)	-	-
Borrowings under bank note payable	-	-	59,439
Repayments of bank note payable	-	(59,439)	(4,117)
Deferred financing costs	-	(108)	-
Net cash used for financing activities	(81,067)	(140,763)	(6,369)
Net increase (decrease) in cash and cash equivalents	258	16,963	(6,041)
Cash and cash equivalents, beginning of year	69,715	52,752	58,793
Cash and cash equivalents, end of year	$ 69,973	$ 69,715	$ 52,752

The accompanying notes are an integral part of these consolidated financial statements.

Franklin Street Properties Corp.
Consolidated Statements of Cash Flows

(in thousands)	For the Year Ended December 31, 2006	2005	2004
Supplemental disclosure of cash flow information:			
Cash paid for:			
Interest	$ 2,772	$ 2,981	$ 1,503
Taxes on income	$ 780	$ 566	$ 1,665
Non-cash investing and financing activities:			
Assets acquired through issuance of common stock in the merger transaction, net	$ 230,517	$ 153,943	$ -
Investment in non-consolidated REITs converted to real estate assets and acquired real estate leases in conjunction with merger	$ 4,018	$ -	$ -
Accrued costs for purchase of real estate assets	$ 8,516	$ -	$ -

See accompanying notes to consolidated financial statements.

Franklin Street Properties Corp.
Notes to the Consolidated Financial Statements

1. Organization

Franklin Street Properties Corp. ("FSP Corp." or the "Company"), holds, directly and indirectly, 100% of the interest in FSP Investments LLC, FSP Property Management LLC, and FSP Holdings LLC. The Company also has a non-controlling common stock interest in 10 corporations organized to operate as real estate investment trusts ("REITs").

On May 30, 2003, the shareholders of the Company approved the Company's acquisition by merger of 13 REITs (the "2003 Target REITs"). The mergers were effective June 1, 2003 and, as a result, the Company issued 25,000,091 shares in a tax-free exchange for all the outstanding preferred shares of the 2003 Target REITs. The mergers were accounted for as a purchase, and the acquired assets and liabilities were recorded at their fair value.

On April 30, 2005, the Company acquired four real estate investment trusts (the "2005 Target REITs") by the merger of the four 2005 Target REITs with and into four of the Company's wholly-owned subsidiaries. The merger was effective April 30, 2005 and, as a result, the Company issued 10,894,994 shares in a tax-free exchange for all outstanding preferred shares of the 2005 Target REITs. The mergers were accounted for as a purchase and the acquired assets and liabilities were recorded at their fair value.

On April 30, 2006, the Company acquired five real estate investment trusts (the "2006 Target REITs"), by the merger of the five 2006 Target REITs with and into five of the Company's wholly-owned subsidiaries. The merger was effective April 30, 2006 and, as a result, the Company issued 10,971,697 shares in a tax-free exchange for all outstanding preferred shares of the 2006 Target REITs. The mergers were accounted for as a purchase and the acquired assets and liabilities were recorded at their fair value.

The Company operates in two business segments: real estate operations and investment banking/investment services. FSP Investments provides real estate investment and broker/dealer services. FSP Investments' services include: (i) the organization of REIT entities (the "Sponsored REITs"), which are syndicated through private placements; (ii) sourcing of the acquisition of real estate on behalf of the Sponsored REITs; and (iii) the sale of preferred stock in Sponsored REITs. FSP Property Management provides asset management and property management services for the Sponsored REITs.

2. Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements include all of the accounts of the Company and its majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Estimates and Assumptions

The Company prepares its financial statements and related notes in conformity with accounting principles generally accepted in the United States of America ("GAAP"). These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investments in Sponsored REITs

Common stock investments in Sponsored REITs are consolidated while the entity is controlled by the Company. Following the commencement of syndication the Company exercises influence over, but does not control these entities and investments are accounted for using the equity method. Under the equity method of accounting, the Company's cost basis is adjusted by its share of the Sponsored REITs' earnings, if any, prior to completion of the syndication. Equity in losses of Sponsored REITs is not recognized to the extent that the investment balance would become negative. Distributions received are recognized as income once the investment balance is reduced to zero, unless there is a loan receivable from the Sponsored REIT entity. Equity in losses or distributions received in excess of common stock investment is recorded as an adjustment up to the carrying value of the assets held for syndication.

Subsequent to the completion of the syndication of preferred shares, the Company does not share in any of the Sponsored REITs' earnings, or any related distribution, as a result of its common stock ownership.

2. Significant Accounting Policies (continued)

On September 22, 2006 the Company purchased 48 preferred shares (approximately 4.6%) of a Sponsored REIT, FSP Phoenix Tower Corp. ("Phoenix Tower"), for $4,116,000. The Company agreed to vote its shares in any matter presented to a vote by the stockholders of Phoenix Tower in the same proportion as shares voted by other stockholders of the Company. The investment in Phoenix Tower is accounted for under the equity method.

Prior to April 2006, the Company held a preferred stock investment in FSP Blue Lagoon Drive Corp. ("Blue Lagoon"), which was one of the 2006 Target REITs acquired by merger on April 30, 2006, and accordingly was eliminated when recording the merger. The Company initially purchased 49.25 preferred shares (approximately 8.2%) of Blue Lagoon on January 30, 2004, and agreed to vote its shares in any matter presented to a vote by the stockholders of Blue Lagoon in the same proportion as shares voted by other stockholders of the Company. The investment in Blue Lagoon was accounted for under the equity method.

On September 29, 2005, the Company acquired 8.5 preferred shares (approximately 3.05%) of a Sponsored REIT, FSP Park Ten Development Corp. ("Park Ten Development"), in exchange for the contribution of 2.9 acres of developable land. The Company agreed to vote its shares in any matter presented to a vote by the stockholders of Park Ten Development in the same proportion as shares voted by other stockholders of the Company. The Company accounts for its investment in Park Ten Development under the equity method.

Real Estate and Depreciation

Real estate assets are stated at the lower of cost, less accumulated depreciation, or fair value, as appropriate, which in the opinion of management is not in excess of an individual property's estimated undiscounted cash flows.

Costs related to property acquisition and improvements are capitalized. Typical capital items include new roofs, site improvements, various exterior building improvements and major interior renovations. Costs incurred in connection with leasing (primarily tenant improvements and leasing commissions) are capitalized and amortized over the lease period.

Routine replacements and ordinary maintenance and repairs that do not extend the life of the asset are expensed as incurred. Typical expense items include interior painting, landscaping, minor carpet replacements and residential appliances. Funding for repairs and maintenance items typically is provided by cash flows from operating activities. Depreciation is computed using the straight-line method over the assets' estimated useful lives as follows:

Category	Years
Commercial Buildings	39
Building improvements	15-39
Furniture and equipment	5-7

The Company periodically reviews its properties to determine if their carrying amounts will be recovered from future operating cash flows. The evaluation of anticipated cash flows is highly subjective and is based in part on assumptions regarding future occupancy, rental rates and capital requirements that could differ materially from actual results in future periods. Since cash flows are considered on an undiscounted basis in the analysis that the Company conducts to determine whether an asset has been impaired, the Company's strategy of holding properties over the long term directly decreases the likelihood of recording an impairment loss. If the Company's strategy changes or market conditions otherwise dictate an earlier sale date, an impairment loss may be recognized. If the Company determines that impairment has occurred, the affected assets must be reduced to their fair value.

2. Significant Accounting Policies (continued)

Acquired Real Estate Leases and Amortization

The Company accounts for leases acquired via direct purchase, or as a result of a merger, of real estate assets under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141. "Business Combinations". Accordingly, the Company recorded a value relating to the leases acquired as a result of the acquisition by merger of five, four and thirteen Sponsored REITs in 2006, 2005 and 2003, respectively and three direct acquisitions in 2006 and two direct acquisitions in 2005. Acquired real estate leases represent costs associated with acquiring an in-place lease (i.e., the market cost to execute a similar lease, including leasing commission, legal, vacancy and other related costs) and the value relating to leases with rents above the market rate. Amortization is computed using the straight-line method over the life of the leases, which range from 17 months to 127 months.

Amortization related to costs associated with acquiring an in-place lease is included in depreciation and amortization on the consolidated statements of income. Amortization related to leases with rents above the market rate is included with rental revenue in the consolidated statements of income. The estimated annual amortization expense for the five years succeeding December 31, 2006 are as follows:

(in thousands)	
2007	$ 11,474
2008	10,363
2009	8,135
2010	5,453
2011	3,070
2012 and thereafter	4,672

Acquired Unfavorable Real Estate Leases and Amortization

The Company accounts for leases acquired via direct purchase, or as a result of a merger, of real estate assets under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141. "Business Combinations". Accordingly, the Company recorded a value relating to the leases acquired as a result of the acquisition by merger of five and four Sponsored REITs in 2006 and 2005, respectively and three direct acquisitions in 2006 and two direct acquisitions in 2005. Acquired unfavorable real estate leases represent the value relating to leases with rents below the market rate. Amortization is computed using the straight-line method over the life of the leases, which range from 20 months to 147 months.

Amortization related to leases with rents below the market rate is included with rental revenue in the consolidated statements of income. The estimated annual amortization expense for the five years succeeding December 31, 2006 are as follows:

(in thousands)	
2007	$ 671
2008	586
2009	506
2010	433
2011	366
2012 and thereafter	1,131

Discontinued Operations

The Company accounts for properties as held for sale under the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which typically occurs upon the execution of a purchase and sale agreement and belief by management that the sale or disposition is probable of occurrence within one year. Upon determining that a property is held for sale, the Company discontinues depreciating the property and reflects the property in its consolidated balance sheets at the lower of its carrying amount or fair value less the cost to sell. The Company presents property related to discontinued operations on its consolidated balance sheets as "Assets held for sale" on a comparative basis. The Company reports the results of operations of its properties classified as discontinued operations in its statements of income if no significant continuing involvement exists after the sale or disposition.

2. Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company had highly liquid debt instruments of United States Government Agencies and/or Government Sponsored Enterprises (GSEs) with a carrying value of $2.0 million and $50.7 million at December 31, 2006 and 2005, respectively. The aggregate fair value of these instruments was $2.0 million and $50.8 million at December 31, 2006 and 2005, respectively. Gross unrecognized holding gains on these instruments were $13,000 and $78,000 as of December 31, 2006 and December 31, 2005, respectively. Also included in cash equivalents is $5.1 million at December 31, 2005, of cash held in a certificate of deposit with an original maturity date exceeding three months. There were no prepayment penalties if the Company withdrew these funds prior to maturity.

Certificate of Deposit

Investment in certificate of deposit consists of investments the Company has the ability and intent to hold until their maturity. As of December 31, 2006 the Company held a certificate of deposit with an original maturity of six months at a carrying value of $5.1 million with an annual interest rate of 5% that matures on April 11, 2007. The Company believes the aggregate fair value is approximately the same as its carrying value.

Restricted Cash

Restricted cash consists of tenant security deposits, which are required by law in some states and escrows arising from property sales. Tenant security deposits are refunded when tenants vacate provided that the tenant has not damaged the property. Cash held in escrow is paid when the related issue is resolved.

Tenant Rent Receivables

Tenant rent receivables, which include receivables from assets held-for-sale, are expected to be collected within one year. The Company provides an allowance for doubtful accounts based on its estimate of a tenant's ability to make future rent payments. The computation of this allowance is based in part on the tenants' payment history and current credit status.

Concentration of Credit Risks

Cash and cash equivalents are financial instruments that potentially subject the Company to a concentration of credit risk. The Company maintains its cash balances principally in two banks which the Company believes to be creditworthy. The Company periodically assesses the financial condition of the banks and believes that the risk of loss is minimal. Cash balances held with various financial institutions frequently exceed the insurance limit of $100,000 provided by the Federal Deposit Insurance Corporation.

Financial Instruments

The Company estimates that the carrying value of cash and cash equivalents, restricted cash, and the bank note payable approximate their fair values based on their short-term maturity and prevailing interest rates.

Straight-line Rent Receivable

Certain leases provide for fixed rent increases over the life of the lease. Rental revenue is recognized on a straight-line basis over the related lease term; however, billings by the Company are based on required minimum rentals in accordance with the lease agreements. Straight-line rent receivable, which is the cumulative revenue recognized in excess of amounts billed by the Company, is $4,720,000 and $5,765,000 at December 31, 2006 and 2005, respectively. The Company provides an allowance for doubtful accounts based on its estimate of a tenant's ability to make future rent payments. The computation of this allowance is based in part on the tenants' payment history and current credit status. During 2005 the Company reduced its allowance by $297,000 to $163,000 based on such analysis. The reserve balance was not changed in 2006.

2. Significant Accounting Policies (continued)

Deferred Leasing Commissions

Deferred leasing commissions represent direct and incremental external leasing costs incurred in the leasing of commercial space. These costs are capitalized and are amortized on a straight-line basis over the terms of the related lease agreements. Amortization expense was approximately $674,000, $430,000 and $287,000 for the years ended December 31, 2006, 2005 and 2004, respectively. The estimated annual amortization for the five years following December 31, 2006 is as follows:

(in thousands)	
2007	$ 1,050
2008	968
2009	918
2010	897
2011	771
2012 and thereafter	2,650

Revenue Recognition

Rental Revenue – Rental revenue includes income from leases, certain reimbursable expenses, straight-line rent adjustments and other income associated with renting the property. A summary of rental revenue is shown in the following table:

(in thousands)	Year Ending December 31,		
	2006	2005	2004
Income from leases	$ 78,902	$ 49,634	$ 34,782
Reimbursable expenses	17,125	10,806	5,834
Straight-line rent adjustment	1,185	1,328	593
Amortization of favorable leases	(6,942)	(4,075)	-
Other	-	-	-
	$ 90,270	$ 57,693	$ 41,209

Rental Revenue, Commercial Properties — The Company has retained substantially all of the risks and benefits of ownership of the Company's commercial properties and accounts for its leases as operating leases. Rental income from leases, which includes rent concessions (including free rent and tenant improvement allowances) and scheduled increases in rental rates during the lease term, is recognized on a straight-line basis. The Company does not have any percentage rent arrangements with its commercial property tenants. Reimbursable costs are included in rental income in the period earned.

The Company follows the requirements for profit recognition as set forth by SFAS No. 66 "Accounting for Sales of Real Estate" and Statement of Position 92-1 "Accounting for Real Estate Syndication Income".

Syndication Fees — Syndication fees ranging from 4% to 8% of the gross offering proceeds from the sale of securities in Sponsored REITs are generally recognized upon an investor closing; at that time the Company has provided all required services, the fee is fixed and collected, and no further contingencies exist. Commission expense ranging from 2% to 4% of the gross offering proceeds is recorded in the period the related syndication fee is earned. There is typically more than one investor closing in the syndication of a Sponsored REIT.

Transaction Fees — Transaction fees relating to loan commitment fees and acquisition fees are recognized upon an investor closing and the subsequent payment of the Sponsored REIT's loan to the Company. Development fees are recognized upon an investor closing and once the service has been provided. Fees related to organizational, offering and other expenditures are recognized upon the final investor closing of the Sponsored REIT. The final investor closing is the last admittance of investors into a Sponsored REIT; at that time, required funds have been received from the investors and charges relating to the syndication have been paid or accrued.

Other

Other income, including property and asset management fees, is recognized when the related services are performed and the earnings process is complete.

2. Significant Accounting Policies (continued)

Income Taxes

Taxes on income for the years ended December 31, 2006, 2005 and 2004 represent taxes incurred by FSP Investments, which is a taxable REIT subsidiary.

Net Income Per Share

Basic net income per share is computed by dividing net income by the weighted average number of shares outstanding during the period. Diluted net income per share reflects the potential dilution that could occur if securities or other contracts to issue shares were exercised or converted into shares. There were no potential dilutive shares outstanding at December 31, 2006, 2005, and 2004. The denominator used for calculating basic and diluted net income per share was 67,159,000, 56,847,000, and 49,628,000 for the years ending December 31, 2006, 2005, and 2004, respectively.

Recent Accounting Standards

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The adoption of this standard is not expected to have material impact on the Company's financial position, operations or cash flow.

In June 2006, the FASB issued FASB Interpretation No. 48, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes". This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. The guidance is effective for periods beginning after December 15, 2006. The adoption of this standard is not expected to have material impact on the Company's financial position, operations or cash flow.

In June 2005, the FASB ratified the consensus reached by the Emerging Issues Task Force ("EITF") regarding EITF No. 05-6, "Determining the Amortization Period for Leasehold Improvements." The guidance requires that leasehold improvements acquired in a business combination, or purchased subsequent to the inception of a lease, be amortized over the lesser of the useful life of the assets or a term that includes renewals that are reasonably assured at the date of the business combination or purchase. The guidance is effective for periods beginning after June 29, 2005. The Company has adopted EITF 05-6, which did not materially impact the Company's results of operations, financial position, or liquidity.

In March 2005, the FASB issued Interpretation No. 47, accounting for Conditional Asset Retirement Obligations – an interpretation of FASB Statement No. 143 ("FIN 47"). FIN 47 clarifies that the term conditional asset retirement obligation as used in FASB Statement 143, Accounting for Asset Retirement Obligations, refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and (or) method of settlement. Thus, the timing and (or) method of settlement may be conditional on a future event. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 was effective for the fiscal year ending December 31, 2005. The adoption of FIN 47 did not have a material impact on the Company's financial position, results of operations or cash flows.

Reclassifications

Certain balances in the 2005 and 2004 financial statements have been reclassified to conform to 2006 presentation. The reclassifications primarily were related to disposition of six properties sold in 2006 and one asset held for sale as of December 31, 2006, which are presented as discontinued operations for all periods presented. These reclassifications changed rental revenues, operating and maintenance expenses, depreciation and amortization, other income and the related assets. There was no change to net income for any period presented as a result of these reclassifications.

3. Business Segments

The Company operates in two business segments: real estate operations (including real estate leasing, interim acquisition financing, development services and asset/property management) and investment banking/investment services (including real estate acquisition and broker/dealer services). The Company has identified these segments because this information is the basis upon which management makes decisions regarding resource allocation and performance assessment. The accounting policies of the reportable segments are the same as those described in the "Significant Accounting Policies". The Company's operations are located in the United States of America.

The Company evaluates the performance of its reportable segments based on Adjusted Funds From Operations ("AFFO") as management believes that AFFO represents the most accurate measure of the reportable segment's activity and is the basis for distributions paid to equity holders. The Company defines AFFO as: net income as computed in accordance with GAAP; excluding gains or losses on the sale of real estate and non-cash income from Sponsored REITs; plus certain non-cash items included in the computation of net income (depreciation and amortization and straight-line rent adjustments); plus distributions received from Sponsored REITs; plus the net proceeds from the sale of land. Depreciation and amortization, gain or loss on the sale of real estate, and straight-line rents are an adjustment to AFFO, as these are non-cash items included in net income.

AFFO should not be considered as an alternative to net income (determined in accordance with GAAP), as an indicator of the Company's financial performance, nor as an alternative to cash flows from operating activities (determined in accordance with GAAP), nor as a measure of the Company's liquidity, nor is it necessarily indicative of sufficient cash flow to fund all of the Company's needs. Other real estate companies may define AFFO in a different manner. We believe that in order to facilitate a clear understanding of the results of the Company, AFFO should be examined in connection with net income and cash flows from operating, investing and financing activities in the consolidated financial statements. The calculation of AFFO by business segment is shown in the following table:

(in thousands):	Real Estate Operations	Investment Banking/ Investment Services	Total
Year ended December 31, 2006:			
Net income	$ 109,684	$ 1,245	$ 110,929
Gain on sale of properties	(61,438)	-	(61,438)
Equity in earnings of non-consolidated REITs	(1,043)	-	(1,043)
Distribution from non-consolidated REITs	783	-	783
Depreciation and amortization	31,969	121	32,090
Straight-line rent	(1,334)	-	(1,334)
Adjusted Funds From Operations	$ 78,621	$ 1,366	$ 79,987
Year ended December 31, 2005:			
Net income	$ 74,502	$ 614	$ 75,116
Gain on sale of properties	(30,493)	-	(30,493)
Equity in earnings of non-consolidated REITs	(1,418)	-	(1,418)
Distribution from non-consolidated REITs	1,217	-	1,217
Depreciation and amortization	22,108	132	22,240
Straight-line rent	(1,692)	-	(1,692)
Adjusted Funds From Operations	$ 64,224	$ 746	$ 64,970
Year ended December 31, 2004:			
Net income	$ 45,030	$ 2,733	$ 47,763
Equity in earnings of non-consolidated REITs	(1,472)	-	(1,472)
Distribution from non-consolidated REITs	1,582	-	1,582
Depreciation and amortization	13,095	147	13,242
Straight-line rent	(860)	-	(860)
Adjusted Funds From Operations	$ 57,375	$ 2,880	$ 60,255

3. Business Segments (continued)

The Company's cash distributions for the years ended December 31, 2006, 2005 and 2004 are summarized as follows:

Quarter paid	Distribution Per Share/Unit	Total Cash Distributions
		(in thousands)
Second quarter of 2006	$ 0.31	$ 18,536
Third quarter of 2006	0.31	21,938
Fourth quarter of 2006	0.31	21,938
First quarter of 2007 (A)	0.31	21,938
	$ 1.24	$ 84,350
Second quarter of 2005	$ 0.41	$ 20,349
Third quarter of 2005	0.21	12,711
Fourth quarter of 2005	0.31	18,763
First quarter of 2006 (A)	0.31	18,536
	$ 1.24	$ 70,359
Second quarter of 2004	$ 0.31	$ 15,385
Third quarter of 2004	0.31	15,385
Fourth quarter of 2004	0.31	15,385
First quarter of 2005 (A)	0.31	15,385
	$ 1.24	$ 61,540

(A) Represents distributions declared and paid in the first quarter related to the fourth quarter of the prior year.

Cash distributions per share are declared and paid based on the total outstanding shares as of the record date and are typically paid in the quarter following the quarter that AFFO is generated.

3. Business Segments (continued)

The following table is a summary of other financial information by business segment:

	Real Estate Operations	Investment Banking/ Investment Services	Total
		(in thousands)	
December 31, 2006:			
Revenue	$ 102,220	$ 12,149	$ 114,369
Interest income	2,949	49	2,998
Interest expense	2,449	-	2,449
Income from discontinued operations, net	5,492	-	5,492
Capital expenditures	15,604	185	15,789
Identifiable assets	948,261	7,056	955,317
December 31, 2005:			
Revenue	$ 67,562	$ 10,618	$ 78,180
Interest income	1,552	36	1,588
Interest expense	2,997	-	2,997
Income from discontinued operations, net	12,731	-	12,731
Capital expenditures	2,691	69	2,760
Identifiable assets	671,413	5,760	677,173
December 31, 2004:			
Revenue	$ 53,765	$ 15,696	$ 69,461
Interest income	817	46	863
Interest expense	1,527	-	1,527
Income from discontinued operations, net	13,699	-	13,699
Capital expenditures	1,541	100	1,641
Identifiable assets	567,609	5,502	573,111

4. Significant Acquisitions

On April 30, 2006, the Company issued 10,971,697 shares of common stock, $0.0001 par value per share, in exchange for all of the outstanding preferred stock of the 2006 Target REITs (other than the shares of preferred stock in Blue Lagoon held by the Company, which were cancelled) and paid approximately $12,000 in lieu of fractional shares. The results of operations for each 2006 Target REIT have been included in the Company's consolidated financial statements since May 1, 2006. The aggregate purchase price for the 2006 Target REITs was approximately $235,384,000.

On June 27, 2006 the Company acquired a fifteen-story Class A office property located at 3625 Cumberland Boulevard in Atlanta, Georgia ("One Overton Park") for an aggregate purchase price of approximately $85,281,000.

With respect to the acquisition of each 2006 Target REIT, the excess of the purchase price of the property over the historical cost of the property was allocated to real estate investments and leases, including lease origination costs. With respect to the acquisition of One Overton Park, the purchase price of the property was allocated to real estate investments and leases, including lease origination costs. Lease origination costs represent the value associated with acquiring an in-place lease (i.e. the market cost to execute a similar lease, including leasing commission, legal, vacancy, and other related costs). The value assigned to buildings approximates their replacement cost; the value assigned to land approximates its appraised value; and the value assigned to leases approximates their fair value. Other assets and liabilities are recorded at their historical costs, which approximates fair value.

4. Significant Acquisitions (continued)

The following table summarizes the estimated fair value of the assets acquired at the date of acquisition:

	Value of Assets Acquired (in thousands)
Real estate assets	$ 287,843
Value of acquired real estate leases	24,201
Cash	13,849
Acquired unfavorable leases	(1,738)
Other assets	512
Liabilities assumed	(4,002)
Total	$ 320,665

Pro forma operating results for the Company, the 2006 Target REITs and One Overton Place are shown in the following table. The results assume that the mergers occurred and the shares of the Company's stock were issued on January 1, 2005 and that One Overton Place was acquired on January 1, 2005. The results are not necessarily indicative of what the Company's actual results of operations would have been for the period indicated, nor do they purport to represent the results of operations of any future period.

(unaudited) (in thousands except per share amounts)	For the Year Ended December 31, 2006	2005
Revenue	$ 125,970	$ 107,064
Income from continuing operations	$ 47,544	$ 39,690
Net income	$ 114,474	$ 82,914
Weighted average shares outstanding	70,776	67,819
Income from continuing operations per share	$ 0.67	$ 0.59
Net income per share	$ 1.62	$ 1.22

5. Related Party Transactions

Investment in Sponsored REITs

At December 31, 2006, we held an interest in 10 Sponsored REITs, of which nine were fully syndicated and one was substantially syndicated. Phoenix Tower was syndicated in September 2006 and the Company purchased a preferred stock investment in it. At December 31, 2005, we held an interest in 13 Sponsored REITs, all of which were fully syndicated. Park Ten Development was syndicated in September 2005 and the Company exchanged land for a preferred stock investment in it. At December 31, 2004, the Company held an interest in 15 Sponsored REITs. Twelve were fully syndicated and the Company no longer derived economic benefits or risks from them. Blue Lagoon was syndicated in January 2004 and the Company purchased a preferred stock investment in it. The remaining two entities were not fully syndicated and had a value of approximately $59.2 million as of December 31, 2004.

5. Related Party Transactions (continued))

The table below shows the Company's income and expenses from Sponsored REITs. Management fees of $2,000, $1,000, and $102,000 for the years ended December 31, 2006, 2005 and 2004, respectively, and interest expense related to the Company's mortgages on properties owned by these entities are eliminated in consolidation.

	Year Ended December 31,		
(in thousands)	2006	2005	2004
Operating Data:			
Rental revenues	$ 1,416	$ 146	$ 3,772
Operating and maintenance expenses	636	63	1,439
Depreciation and amortization	326	36	584
Interest expense	597	64	922
Interest income	22	1	25
	$ (121)	$ (16)	$ 852

Equity in earnings of investment in non-consolidated REITs:

The following table includes equity in earnings of investments in non-consolidated REITs:

	Year Ended December 31,		
(in thousands)	2006	2005	2004
Equity in earnings of Sponsored REITs	$ 664	$ 1,149	$ 390
Equity in earnings of Blue Lagoon	75	248	230
Equity in earnings of Park Ten Development	25	-	-
Equity in earnings of Phoenix Tower	81	-	-
	$ 845	$ 1,397	$ 620

Equity in earnings of investments in Sponsored REITs is derived from the Company's share of income following the commencement of syndication of Sponsored REITs. Following the commencement of syndication the Company exercises influence over, but does not control these entities, and investments are accounted for using the equity method.

Equity in earnings of Blue Lagoon is derived from the Company's preferred stock investment in the entity. In January 2004 the Company purchased 49.25 preferred shares or 8.22% of Blue Lagoon for $4,248,000 (which represented $4,925,000 at the offering price net of commissions of $394,000 and loan fees of $283,000 that were excluded). Blue Lagoon was one of the 2006 Target REITs that the Company acquired by merger on April 30, 2006 at which time the preferred stock investment was canceled and the merger was accounted for as a purchase, and the acquired assets and liabilities were recorded at their fair value.

Equity in earnings of Park Ten Development is derived from the Company's preferred stock investment in the entity. In September 2005 the Company acquired 8.5 preferred shares or 3.05% of Park Ten Development via a non-monetary exchange of land valued at $850,000. The Sponsored REIT was syndicated and recently completed the process of constructing a commercial property on the land.

Equity in earnings of Phoenix Tower is derived from the Company's preferred stock investment in the entity. In September 2006 the Company purchased 48 preferred shares or 4.6% of the outstanding preferred shares of Phoenix Tower for $4,116,000 (which represented $4,800,000 at the offering price net of commissions of $384,000 and fees of $300,000 that were excluded).

5. Related Party Transactions (continued)

The following table includes distributions received from non-consolidated REITs:

(in thousands)	Year Ended December 31, 2006	2005	2004
Distributions from Sponsored REITs	$ 664	$ 856	$ 1,347
Distributions from of Blue Lagoon	75	361	235
Distributions from Park Ten Development	25	-	-
Distributions from Phoenix Tower	81	-	-
	$ 845	$ 1,217	$ 1,582

Non-consolidated REITs

The Company has in the past acquired by merger entities similar to the Sponsored REITs, including on April 30, 2005, the four 2005 Target REITs, and on April 30, 2006, the five 2006 Target REITs. The Company's business model for growth includes the potential acquisition by merger in the future of Sponsored REITs. However, the Company has no legal or any other enforceable obligation to acquire or to offer to acquire any Sponsored REIT. In addition, any offer (and the related terms and conditions) that might be made in the future to acquire any Sponsored REIT would require the approval of the boards of directors of the Company and the Sponsored REIT and the approval of the shareholders of the Sponsored REIT.

The operating data below for 2006 includes operations of the 10 Sponsored REITs the Company held an interest in as of December 31, 2006 and five 2006 Target REITs from January through April 30, 2006. The five 2006 Target REITs were merged into the Company on April 30, 2006. The operating data for 2005 includes operations of the 13 Sponsored REITs the company held an interest in as of December 31, 2005 and four 2005 Target REITs from January through April 30, 2005. The four 2005 Target REITs were merged into the Company on April 30, 2005. The operating data for 2004 includes the operations of the 15 Sponsored REITs in which the Company held an interest at December 31, 2004.

Summarized financial information for the Sponsored REITs is as follows:

(in thousands)	**December 31, 2006**	**2005**
Balance Sheet Data (unaudited):		
Real estate, net	$ 612,835	$ 403,161
Other assets	87,383	82,163
Total liabilities	(132,565)	(46,831)
Shareholders equity	$ 567,653	$ 438,493

(in thousands)	**For the Year Ended December 31, 2006**	**2005**	**2004**
Operating Data (unaudited):			
Rental revenues	$ 57,279	$ 60,339	$ 58,474
Other revenues	3,487	1,211	655
Operating and maintenance expenses	(28,736)	(24,742)	(20,335)
Depreciation and amortization	(12,875)	(12,531)	(10,597)
Interest expense	(14,159)	(7,691)	(13,316)
Net income	$ 4,996	$ 16,586	$ 14,881

5. Related Party Transactions (continued)

Syndication fees and Transaction fees:

The Company provided syndication and real estate acquisition advisory services for Sponsored REITs. Syndication, development and transaction fees from non-consolidated entities amounted to approximately $21,955,000, $18,680,000, and $27,672,000, for the years ended December 31, 2006, 2005 and 2004, respectively.

Management fees and interest income from loans:

Asset management fees range from 1% to 5% of collected rents and the applicable contracts are cancelable with 30 days' notice. Asset management fee income from non-consolidated entities amounted to approximately $627,000, $672,000, and $539,000 for the years ended December 31, 2006, 2005 and 2004, respectively. The Company is typically entitled to interest on funds advanced to Sponsored REITs. The Company recognized interest income of approximately $1,456,000, $1,135,000, and $42,000 for the years ended December 31, 2006, 2005 and 2004, respectively, relating to these loans.

6. Bank Note Payable

The Company has a revolving line of credit agreement (the "Loan Agreement") with a group of banks providing for borrowings at the Company's election of up to $150,000,000. Borrowings under the Loan Agreement bear interest at either the bank's base rate (8.25% at December 31, 2006) or at a LIBOR plus 125 basis points (6.57% at December 31, 2006), as defined. There was no balance outstanding at December 31, 2006 or 2005. The weighted average interest rate on amounts outstanding during the years ended December 31, 2006 and 2005 was approximately 6.39% and 5.35%, respectively.

The Loan Agreement includes restrictions on property liens and requires compliance with various financial covenants. Financial covenants include the maintenance of at least $1,500,000 in operating cash accounts, a minimum unencumbered cash and liquid investments balance and tangible net worth; and compliance with various debt and operating income ratios, as defined in the Loan Agreement. The Company was in compliance with the Loan Agreement's financial covenants as of December 31, 2006 and 2005. Borrowings under the Loan Agreement mature on August 18, 2008.

7. Stockholders' Equity

Equity-Based Compensation

On May 20, 2002, the stockholders of the Company approved the 2002 Stock Incentive Plan (the "Plan"). The Plan is an equity-based incentive compensation plan, and provides for the grants of up to a maximum of 2,000,000 shares of the Company's common stock ("Awards"). All of the Company's employees, officers, directors, consultants and advisors are eligible to be granted awards. Awards under the Plan are made at the discretion of the Company's Board of Directors, and have no vesting requirements. Upon granting an Award, the Company will recognize compensation cost equal to the fair value of the Company's common stock, as determined by the Company's Board of Directors, on the date of the grant.

The Company did not issue any shares under the Plan in 2006. In March 2005 and 2004 the Company issued 1,750 and 9,824 shares to certain officers and employees under the Plan with an estimated value of $31,000 and $161,000, respectively. There was no equity-based compensation for the year ended December 31, 2003. Shares issued were fully vested on the date of issuance. Equity-based compensation charges of $31,000 and $161,000 are included in selling, general & administrative expenses in the accompanying consolidated statements of income for the years ended December 31, 2005 and 2004.

7. Stockholders' Equity (continued)

A summary of shares available and granted under the plan and the related compensation costs is shown in the following table:

	Shares Available for Grant	Compensation Cost
Shares approved for grant	2,000,000	$ -
Shares granted 2002	(43,998)	604,000
Balance, December 31, 2002 and 2003	1,956,002	604,000
Shares granted 2004	(9,824)	161,000
Balance, December 31, 2004	1,946,178	765,000
Shares granted 2005	(1,750)	31,000
Balance, December 31, 2005 & 2006	1,944,428	$ 796,000

On October 28, 2005, the Board of Directors of the Company authorized the repurchase of up to $35 million over a two year period, of the Company's common stock from time to time on the open market or in privately negotiated transactions. The Company subsequently repurchased 731,000 shares of common stock during the fourth quarter of 2005 at an aggregate cost of $13,992,000 at an average cost of $19.14 per share. There were no repurchases during 2006.

Treasury Shares

At December 31, 2004 there were 575 Treasury shares, and on March 1, 2005, the Company issued the 575 shares to employees in connection with the Plan. On April 30, 2005, the Company redeemed 898 fractional shares in connection with the Merger for $16,000. During 2005, the Company also repurchased 731,000 shares for $13,992,000. During 2006 there were no repurchases or issuances. As a result, as of December 31, 2006 and 2005 there were 731,898 Treasury shares.

8. Federal Income Tax Reporting

General

The Company has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). As a REIT, the Company generally is entitled to a tax deduction for distributions paid to its shareholders, thereby effectively subjecting the distributed net income of the Company to taxation at the shareholder level only. The Company must comply with a variety of restrictions to maintain its status as a REIT. These restrictions include the type of income it can earn, the type of assets it can hold, the number of shareholders it can have and the concentration of their ownership, and the amount of the Company's taxable income that must be distributed annually.

One such restriction is that the Company generally cannot own more than 10% of the voting power or value of the securities of any one issuer unless the issuer is itself a REIT or a taxable REIT subsidiary ("TRS"). In the case of TRSs, the Company's ownership of securities in all TRSs generally cannot exceed 20% of the value of all of the Company's assets and, when considered together with other non-real estate assets, cannot exceed 25% of the value of all of the Company's assets. Effective January 1, 2002, a subsidiary of the Company, FSP Investments, became a TRS. As a result, FSP Investments operates as a taxable corporation under the Code and has accounted for income taxes in accordance with the provisions of SFAS No. 109, Accounting for Income Taxes. Taxes are provided when FSP Investments has net profits for both financial statement and income tax purposes.

Income taxes are recorded based on the future tax effects of the difference between the tax and financial reporting bases of the Company's assets and liabilities. In estimating future tax consequences, potential future events are considered except for potential changes in income tax law or in rates.

Net operating losses

Section 382 of the Code restricts a corporation's ability to use net operating losses ("NOLs") to offset future taxable income following certain "ownership changes." Such an ownership change occurred with the June 2003 merger and accordingly a portion of the NOLs incurred by the Sponsored REITs available for use by the Company in any particular future taxable year

8. Federal Income Tax Reporting (continued)

will be limited. To the extent that the Company does not utilize the full amount of the annual NOLs limit, the unused amount may be carried forward to offset taxable income in future years. NOLs expire 20 years after the year in which they arise, and the last of the Company's NOLs will expire in 2023. A valuation allowance is provided for the full amount of the NOLs as the realization of any tax benefits from such NOLs is not assured. In 2005, the Company used $2,595,000 of NOLs in connection with amending a prior year tax return. In 2006 the Company used $3,722,000 of NOLs in connection with its 2005 tax return. The gross amount of NOLs available to the Company were $10,953,000, $8,813,000 and 7,918,000 as of December 31, 2006, 2005 and 2004, respectively.

Tax Rates

The income tax expense reflected in the consolidated statement of income relates only to the TRS. The expense differs from the amounts computed by applying the Federal statutory rate to income before taxes as follows:

	For the years ended December 31,					
(Dollars in thousands)	2006		2005		2004	
Federal income tax expense at statutory rate	$ 709	34.0%	$ 356	34.0%	$ 1,516	34.0%
Increase (decrease) in taxes resulting from:						
State income taxes, net of federal impact	130	6.3%	66	6.3%	280	6.3%
Other	-	-	-	-	(71)	(1.6%)
Taxes on income	$ 839	40.3%	$ 422	40.3%	$ 1,725	38.7%

For the year ended December 31, 2004, "Other" consists of an adjustment to the statutory rate to better reflect the benefit of lower tax rates at lower levels of taxable income.

Taxes on income are a current tax expense. No deferred income taxes were provided as there were no material temporary differences between the financial reporting basis and the tax basis of the TRS.

At December 31, 2006 and 2005, the Company's net tax basis of its real estate assets is less than the amount set forth in the Company's consolidated balance sheets by $94,754,000, and $14,035,000, respectively.

Reconciliation Between GAAP Net Income and Taxable Income.

The following reconciles book net income to taxable income for the years ended December 31, 2006, 2005 and 2004.

	For the year ended December 31,		
(in thousands)	2006	2005	2004
Net income per books	$ 110,929	$ 75,116	$ 47,763
Adjustments to book income:			
Book depreciation and amortization	32,047	22,239	13,592
Tax depreciation and amortization	(18,697)	(14,447)	(11,449)
Like-kind exchange gain deferral	(45,840)	(14,351)	-
Tax basis less book basis of properties sold, net	7,773	4,747	-
Loss on property held for sale	4,849	-	-
Straight line rent adjustment, net	(1,305)	(1,814)	(860)
Deferred rent, net	85	(132)	55
Non-taxable distributions	(84)	(85)	-
Other, net	(562)	(815)	(611)
Taxable income	89,195	70,458	48,490
Less: Capital gains recognized	(28,738)	(22,068)	-
Taxable income subject to distribution requirement	$ 60,457	$ 48,390	$ 48,490

8. Federal Income Tax Reporting (continued)

Tax Components

The following summarizes the tax components of the Company's common distributions paid per share for the years ended December 31, 2006, 2005 and 2004:

	2006		2005		2004	
	Per Share	%	Per Share	%	Per Share	%
Ordinary income	$ 0.80	63.73%	$ 0.83	67.16%	$ 1.01	81.48%
Qualified dividends	0.01	1.08%	-	-	0.03	2.79%
Capital gain (1)	0.43	35.19%	0.41	32.84%	-	-
Return of capital	-	-	-	-	0.20	15.73%
Total	$ 1.24	100%	$ 1.24	100%	$ 1.24	100%

(1) For 2006, the 35.19% consists of 26.50% and 8.69% taxed at 15% and 25% respectively. For 2005, the 32.84% capital gain consists of 10.86% and 21.98% taxed at 15% and 25%, respectively.

9. Commitments

The Company's commercial real estate operations include the leasing of office buildings and industrial properties subject to leases with terms greater than one year. The leases expire at various dates through 2015. The following is a schedule of approximate future minimum rental income on non-cancelable operating leases as of December 31, 2006:

(in thousands)	Year ended December 31,
2007	$ 72,866
2008	68,585
2009	59,106
2010	44,996
2011	34,508
Thereafter (2012-2016)	87,195
	$ 367,256

The Company leases its corporate office space under an operating lease that was amended in 2003 and has no renewal options. The lease includes a base annual rent and additional rent for the Company's share of taxes and operating costs. Future minimum lease payments are as follows:

(in thousands)		Year ended December 31,
	2007	$ 308
	2008	182
Thereafter		-
		$ 490

Rent expense was approximately $301,000, $273,000 and $306,000 for the years ended December 31, 2006, 2005 and 2004, respectively, and is included in selling, general and administration expenses in the Consolidated Statements of Income.

10. Retirement Plan

In 2006, the Company established a 401(k) plan to cover eligible employees, which permits deferral of up to $15,000 per year (indexed for inflation) into the 401(k) plan, subject to certain limitations imposed by the Internal Revenue Code. Employee's elective deferrals are immediately vested upon contribution to the 401(k) plan. The Company matches employee contributions to the 401(k) plan dollar for dollar up to 3% of each employee's annual compensation up to $200,000. In addition, we may elect to make an annual discretionary profit-sharing contribution. The Company's total contribution under the 401(k) plan amounted to $133,000 for the year ended December 31, 2006.

In 1999, the Company began a retirement savings plan for eligible employees, which was replaced by the 401(k) plan in 2006. Under the plan, the Company annually matched participant contributions up to the maximum allowed by tax regulations. The Company's total contribution under the plan amounted to approximately $158,000 and $160,000 for the years ended December 31, 2005 and 2004, respectively.

11. Discontinued Operations

During 2006 the Company sold six properties, each of which was sold at a gain. The Company also reached an agreement to sell another commercial property, located in Greenville, South Carolina, which sold on January 31, 2007 at a loss. In evaluating the Greenville, South Carolina property, the Company compared estimated future costs to upgrade and reposition the multi-tenant property and to lease up the building. The Company concluded that accepting the offer was the more prudent decision because the management time and oversight of such a project outweighed the potential future benefit.

Accordingly, as of December 31, 2006, each of the six properties sold and the property classified as held for sale are classified as discontinued operations on our financial statements. Income from discontinued operations of the seven properties was approximately $5.5 million and $12.7 million for the years ended December 31, 2006 and 2005, respectively. For the year ended December 31, 2006 the Company reported $61.4 million as gain on sale of properties including a provision for loss on the property held for sale. For the year ended December 31, 2005 the Company reported $30.5 million as net gains on sale of properties.

During the year ended December 31, 2006 gains on sales of properties and a provision for loss from assets held for sale were recognized and are summarized below:

(dollars in thousands) Property Address	City/ State	Property Type	Date of Sale	Net Sales Proceeds	Gain/(Loss)
22400 Westheimer Parkway	Katy, TX	Apartment	May 24, 2006	$ 18,204	$ 2,373
4995 Patrick Henry Drive	Santa Clara, CA	Office	May 31, 2006	8,188	1,557
12902 Federal Systems Park Drive	Fairfax, VA	Office	May 31, 2006	61,412	24,240
One Technology Drive	Peabody, MA	Industrial	August 9, 2006	15,995	6,366
2251 Corporate Park Drive	Herndon, VA	Office	November 16, 2006	58,022	27,941
451 Andover Street & 203 Turnpike Street	North Andover, MA	Office	December 21, 2006	11,362	3,810
Net Sales Proceeds and Gain on sales of real estate				$ 173,183	66,287
Provision for loss on property held for sale:					
33 & 37 Villa Road	Greenville, SC	Office	January 31, 2007		(4,849)
					$ 61,438

11. Discontinued Operations (continued)

During the year ended December 31, 2005 gains and losses on sales of the properties sold are summarized below:

(in Thousands) Property Address	City/ State	Property Type	Date of Sale	Net Sales Proceeds	Gain/ (Loss)
81 Blue Ravine	Folsom, CA	Office	July 13, 2005	4,764	(1,124)
7250 Perkins Road	Baton Rouge, LA	Apartment	September 19, 2005	22,280	7,265
7130-7150 Columbia Gateway Dr	Columbia, MD	Office	September 20, 2005	25,949	6,807
Park Ten Development (1)	Houston, TX	Land	September 29, 2005	850	339
3919 Essex Lane	Houston, TX	Apartment	October 5, 2005	13,752	5,112
4000 Essex Lane	Houston, TX	Apartment	October 5, 2005	22,715	5,151
5751-5771 Copley Drive	San Diego, CA	Office	December 8, 2005	22,570	6,943
				$ 112,880	$ 30,493

(1) On September 29, 2005, the Company recorded a non-monetary exchange gain of $0.3 million from contribution of 2.9 acres of developable land contributed in exchange for 8.5 preferred shares (approximately 3.05%) of the Sponsored REIT, Park Ten Development. The appraised value of the land and market value of the stock acquired were used to estimate the sale price, and the gain was recorded net of the Company's interest in Park Ten Development.

The operating results for the real estate assets sold or held for sale are summarized below.

(in thousands)	For the Years Ended December 31, 2006	2005	2004
Rental revenue	$ 12,378	$ 28,175	$ 30,591
Rental operating expenses	(3,756)	(7,157)	(7,502)
Real estate taxes and insurance	(1,042)	(2,862)	(3,624)
Depreciation and amortization	(2,089)	(5,427)	(5,771)
Selling, general and administrative	-	(4)	-
Interest income	1	6	5
Net income from discontinued operations	$ 5,492	$ 12,731	$ 13,699

12. Subsequent Events

On January 5, 2007 the Company borrowed approximately $150 million or its entire availability under its Loan Agreement. The Company used the borrowed funds to make an interim mortgage loan for a property located in Illinois.

On January 19, 2007, the Board of Directors of the Company declared a cash distribution of $0.31 per share of common stock payable on February 20, 2007 to stockholders of record on January 31, 2007.

On January 31, 2007, the Company completed the sale of a commercial building in Greenville, South Carolina and received proceeds of approximately $5.8 million.

13. Selected unaudited quarterly information

Selected unaudited quarterly information is shown in the following table

	2006			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except per share data)			
Revenue	$ 25,450	$ 27,231	$ 28,011	$ 34,521
Income from continuing operations	$ 11,281	$ 10,537	$ 10,157	$ 12,024
Income from discontinued operations	1,858	1,832	1,312	490
Gain (loss) on sale of properties	-	28,108	6,361	26,969
Net income	$ 13,139	$ 40,477	$ 17,830	$ 39,483
Basic and diluted net income per share	$ 0.22	$ 0.60	$ 0.25	$ 0.56
Weighted average number of shares outstanding	59,795	67,149	70,766	70,766

	2005			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(in thousands, except per share data)			
Revenue	$ 16,229	$ 18,145	$ 22,810	$ 22,392
Income from continuing operations	$ 7,073	$ 7,213	$ 9,026	$ 8,580
Income from discontinued operations	3,351	3,294	3,474	2,612
Gain (loss) on sale of properties	-	(1,055)	14,316	17,232
Net income	$ 10,424	$ 9,452	$ 26,816	$ 28,424
Basic and diluted net income per share	$ 0.21	$ 0.17	$ 0.44	$ 0.47
Weighted average number of shares outstanding	49,630	56,815	60,526	60,259

FRANKLIN STREET PROPERTIES CORP.
REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2006

		Initial Cost			Historical Costs						
Description	Encumbrances (1)	Land	Buildings Improvements and Equipment	Costs Capitalized (Disposals) Subsequent to Acquisition	Land	Buildings Improvements and Equipment	Total (2)	Accumulated Depreciation	Total Costs, Net of Accumulated Depreciation	Depreciable Life Years	Date of Acquisition (3)
					(in thousands)						
Commercial Properties:											
Park Seneca, Charlotte, NC	—	1,815	7,917	360	1,815	8,277	10,092	1,802	8,290	5-39	1997
Hillview Center, Milpitas, CA	—	2,203	2,813	7	2,203	2,820	5,023	560	4,463	5-39	1999
Southfield Centre, Southfield, MI	—	4,344	11,455	1,632	4,344	13,087	17,431	2,281	15,150	5-39	1999
Bollman Place, Savage, MD	—	1,585	4,121	416	1,585	4,537	6,122	751	5,371	5-39	1999
Austin N.W., Austin, TX	—	708	10,494	1,161	708	11,655	12,363	2,093	10,270	5-39	1999
10 Lyberty Way, Westford, MA	—	1,315	8,862	404	1,315	9,266	10,581	1,549	9,032	5-39	2000
Forest Park, Charlotte, NC	—	1,559	5,672	15	1,559	5,687	7,246	521	6,725	5-39	1999
Centennial Center, Colorado Springs, CO	—	1,549	11,877	818	1,549	12,695	14,244	1,269	12,975	5-39	2000
Meadow Point, Chantilly, VA	—	2,634	18,911	0	2,634	18,911	21,545	1,738	19,807	5-39	2001
Timberlake, Chesterfield, MO	—	2,984	38,661	1,094	2,984	39,755	42,739	3,595	39,144	5-39	2001
Northwest Point, Elk Grove Village, IL	—	2,914	26,295	7,188	2,914	33,483	36,397	2,424	33,973	5-39	2001
Timberlake East, Chesterfield, MO	—	2,626	17,608	1,005	2,626	18,613	21,239	1,687	19,552	5-39	2002
Park Ten, Houston, TX	—	1,061	21,303	(447)	569	21,348	21,917	1,969	19,948	5-39	2002
Goldentop Technology Center, San Diego, CA	—	5,356	17,049	20	5,356	17,069	22,425	1,568	20,857	5-39	2000
Federal Way, Federal Way, WA	—	2,518	13,212	1	2,518	13,213	15,731	1,214	14,517	5-39	2001
Addison, Addison, TX	—	4,325	48,040	918	4,325	48,958	53,283	2,317	50,966	5-39	2002
Collins, Richardson, TX	—	4,000	42,598	1,122	4,000	43,720	47,720	1,830	45,890	5-39	2003
Montague, San Jose, CA	—	10,250	5,254	16	10,250	5,270	15,520	225	15,295	5-39	2002
Royal Ridge, Alpharetta, GA	—	2,000	22,068	371	2,000	22,439	24,439	995	23,444	5-39	2003
Greenwood, Englewood, CO	—	3,100	30,201	0	3,100	30,201	33,301	1,419	31,882	5-39	2005
River Crossing, Indianapolis, IN	—	3,000	36,926	829	3,000	37,755	40,755	1,450	39,305	5-39	2005
Willow Bend, Plano, TX	—	3,800	14,842	2	3,800	14,844	18,644	254	18,390	5-39	2000
Innsbrook, Glenn Allen, VA	—	5,000	40,216	1,197	5,000	41,413	46,413	687	45,726	5-39	2003
380 Interlocken, Bloomfield, CO	—	8,275	34,462	361	8,275	34,823	43,098	598	42,500	5-39	2003
Blue Lagoon, Miami, FL	—	6,306	46,124	0	6,306	46,124	52,430	788	51,642	5-39	2003
Eldridge Green, Houston, TX	—	3,900	43,791	24	3,900	43,815	47,715	749	46,966	5-39	2004
Liberty Plaza, Addison, TX	—	4,374	21,146	884	4,374	22,030	26,404	510	25,894	5-39	2006
One Overton, Atlanta, GA	—	3,900	77,229	621	3,900	77,850	81,750	1,008	80,742	5-39	2006
FSP 390 Interlocken, Bloomfield, CO	—	7,013	37,751	10	7,013	37,761	44,774	0	44,774	5-39	2006
Balance – Real Estate	—	104,414	716,898	20,029	103,922	737,419	841,341	37,851	803,490		
Assets held for sale	—	1,449	9,839	1,811	1,449	11,650	13,099	7,269	5,830	5-39	1998
Balance – End of Year	—	$105,863	$726,737	$21,840	$105,371	$749,069	$854,440	$45,120	$809,320		

(1) There are no encumbrances on the above properties.
(2) The aggregate cost for Federal Income Tax purposes is $804,995.
(3) Original date of acquisition by Sponsored Entity.

The following table summarizes the changes in the Company's real estate investments and accumulated depreciation:

	December 31,		
(in thousands)	2006	2005	2004
Real estate investments, at cost:			
Balance, beginning of year	595,194	476,982	475,368
Acquisition by merger	206,715	138,535	-
Acquisitions	151,804	73,227	-
Improvements	15,812	2,692	1,614
Assets held for sale	(13,099)	(127,976)	(222,475)
Dispositions	(115,085)	(96,242)	-
Balance - Real Estate	841,341	467,218	254,507
Assets held for sale	13,099	127,976	222,475
Balance, end of year	854,440	595,194	476,982
Accumulated depreciation:			
Balance, beginning of year	35,966	37,227	25,836
Depreciation	17,365	13,822	11,391
Assets held for sale	(2,667)	(13,684)	(23,918)
Dispositions	(12,813)	(15,083)	-
Balance - Accumulated Depreciation	37,851	22,282	13,309
Assets held for sale	7,269	13,684	23,918
Balance, end of year	45,120	35,966	37,227

Exhibit 21.1

Subsidiaries of Franklin Street Properties Corp.

Name	Jurisdiction of Organization
FSP Investments LLC	Massachusetts
FSP Holdings LLC	Delaware
FSP REIT Protective Trust	Massachusetts
FSP Protective TRS Corp.	Massachusetts
FSP Property Management LLC	Massachusetts
FSP Merrywood Apartments Limited Partnership	Texas
FSP North Andover Office Park Limited Partnership	Massachusetts
FSP Park Seneca Limited Partnership	Massachusetts
FSP Piedmont Center Limited Partnership	Massachusetts
FSP Hillview Center Limited Partnership	Massachusetts
FSP Forest Park IV NC Limited Partnership	North Carolina
FSP Southfield Centre Limited Partnership	Massachusetts
FSP Austin N.W. Limited Partnership	Massachusetts
FSP Lyberty Way Limited Partnership	Massachusetts
FSP Willow Bend Office Center Corp.	Delaware
FSP Park Ten Limited Partnership	Texas
FSP Montague Business Center Corp.	Delaware
FSP Addison Circle Corp.	Delaware
FSP Royal Ridge Corp.	Delaware
FSP Collins Crossing Corp.	Delaware
FSP Innsbrook Corp.	Delaware
FSP 380 Interlocken Corp.	Delaware
FSP Blue Lagoon Drive Corp.	Delaware
FSP Eldridge Green Corp.	Delaware
FSP Greenwood Plaza Corp.	Delaware
FSP River Crossing LLC	Delaware
FSP River Crossing Corp.	Delaware
FSP Liberty Plaza Limited Partnership	Texas
FSP One Overton Park LLC	Delaware
FSP 390 Interlocken LLC	Delaware
FSP Goldentop Technology Center Limited Partnership	California
FSP Bollman Place Limited Partnership	Massachusetts

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-91680 and Form S-3 No. 333-134405) of Franklin Street Properties Corp. of our reports dated February 20, 2007, with respect to the consolidated financial statements and schedule of Franklin Street Properties Corp., Franklin Street Properties Corp. management's assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Franklin Street Properties Corp., included in this Annual Report (Form 10-K) for the year ended December 31, 2006.

/s/ ERNST & YOUNG LLP

Boston, Massachusetts
February 20, 2007

Exhibit 31.1

CERTIFICATIONS

I, George J. Carter, certify that:

1. I have reviewed this Annual Report on Form 10-K of Franklin Street Properties Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 23, 2007

/s/ George J. Carter
George J. Carter
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATIONS

I, John G. Demeritt, certify that:

1. I have reviewed this Annual Report on Form 10-K of Franklin Street Properties Corp.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 23, 2007

/s/ John G. Demeritt
John G. Demeritt
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 10-K of Franklin Street Properties Corp. (the "Company") for the period ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, George J. Carter, President and Chief Executive Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Company.

Date: February 23, 2007

/s/ George J. Carter
George J. Carter
President and Chief Executive Officer

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report on Form 10-K of Franklin Street Properties Corp. (the "Company") for the period ended December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, John G. Demeritt, Chief Financial Officer of the Company, hereby certifies, pursuant to 18 U.S.C. Section 1350, that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Company.

Date: February 23, 2007

/s/ John G. Demeritt
John G. Demeritt
Chief Financial Officer

THIS PAGE INTENTIONALLY LEFT BLANK.

THIS PAGE INTENTIONALLY LEFT BLANK.

The following graph compares the cumulative total stockholder return on the Company's Common Stock (or, prior to January 1, 2002, units ("FSP Units") of the Company's predecessor, Franklin Street Partners Limited Partnership (the "Partnership")) between December 31, 2001 and December 31, 2006 with the cumulative total return of (1) the NAREIT Equity Index, (2) the Standard & Poor's 500 Composite Stock Price Index ("S&P 500") and (3) the Russell 2000 Total Return Index over the same period. This graph assumes the investment of $100.00 on December 31, 2001 in FSP Units of the Partnership's limited partnership interests and assumes that any distributions are reinvested. Each FSP Unit was converted (the "Conversion") into one share of Common Stock on January 1, 2002.


PERFORMANCE GRAPH
300.00
250.00
200.00
150.00
100.00
50.00
0
VALUE IN DOLLARS
2001
2002
2003
2004
2005
2006
YEARS
FRANKLIN STREET PROPERTIES
NAREIT EQUITY
S&P 500
RUSSELL 2000

	As of December 31,					
	2001	2002	2003	2004	2005	2006
Franklin Street Properties	$ 100	$ 116	$ 140	$ 161	$ 202	$ 215
NAREIT Equity	100	104	142	187	210	284
S&P 500	100	78	100	111	117	135
Russell 2000	100	80	119	141	147	174

Notes to Graph:

(1) Because there was no market for FSP Units, the price per FSP Unit used in the calculations set forth above for December 31, 2001 is the price ascribed to an FSP Unit in the Conversion. The price ascribed to the FSP Units for the Conversion took into account, among other factors, the lack of a trading market.

(2) Because there was no market for the Company's Common Stock, the Board of Directors made a good faith determination of the price per share of Common Stock as of December 31, 2002, December 31, 2003 and December 31, 2004 for purposes of the calculations set forth above. In order to make the Common Stock price more comparable to publicly traded indices, the Board of Directors has not applied any discount to reflect the lack of a trading market.

FSP
FRANKLIN
STREET PROPERTIES

Board of Directors

George J. Carter
Chairman and Chief Executive Officer

Barbara J. Fournier
Chief Operating Officer

Janet P. Notopoulos
President, FSP Property Management LLC

John N. Burke, CPA
Chair of the Audit Committee
Member of the Compensation Committee
Former Partner, BDO Seidman, LLP

Dennis J. McGillicuddy
Member of the Audit and
Compensation Committees
Investor

Georgia Murray
Chair of the Compensation Committee
Member of the Audit Committee
Retired Executive, Lend Lease
Real Estate Investments, Inc.

Barry Silverstein
Member of the Audit and
Compensation Committees
Investor

Executive Officers

John G. Demeritt
Chief Financial Officer

William W. Gribbell
Executive Vice President

R. Scott MacPhee
Executive Vice President

Corporate Information

Corporate Headquarters
Franklin Street Properties Corp.
401 Edgewater Place, Suite 200
Wakefield, MA 01880
Telephone: 800.950.6288
Fax: 781.246.2807
www.franklinstreetproperties.com

Stock Listing
Franklin Street Properties Corp.'s common stock trades on the American Stock Exchange under the symbol "FSP"

Transfer Agent
American Stock Transfer and Trust Company
59 Maiden Lane
New York, NY 10038
Telephone: 800.937.5449
www.amstock.com

Outside Counsel
Wilmer Cutler Pickering Hale and Dorr LLP
60 State Street
Boston, MA 02109
617.526.6000

Independent Registered Public Accounting Firm
Ernst & Young LLP
200 Clarendon Street
Boston, MA 02116
617.266.2000

Investor Relations Contact
Franklin Street Properties Corp.
401 Edgewater Place, Suite 200
Wakefield, MA 01880
Telephone: 877.686.9496
InvestorRelations@franklinstreetproperties.com

Annual Meeting Information
Friday, May 11, 2007, 11:00 a.m.
Courtyard by Marriott
700 Unicorn Park Drive
Woburn, MA

FRANKLIN
STREET PROPERTIES

Franklin Street Properties Corp.
401 Edgewater Place, Suite 200
Wakefield, MA 01880
Telephone: 800.950.6288
Fax: 781.246.2807
www.franklinstreetproperties.com

END